International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2018

This Management’s Discussion & Analysis (MD&A) discusses the results of the International Bank for Reconstruction and Development’s (IBRD) financial performance for the fiscal year-ended June 30, 2018. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review (http://www.worldbank.org/en/results).

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2018	2017	2016	2015	2014
Lending Highlights (See Section IV)
Commitments [a]	$23,002	$22,611	$29,729	$23,528	$18,604
Gross disbursements [b]	17,389	17,861	22,532	19,012	18,761
Net disbursements [b]	5,638	8,731	13,197	9,999	8,948
Reported Basis
Income Statement (See Section III)
Board of Governors-approved and other transfers	$(178)	$(497)	$(705)	$(715)	$(676)
Net Income/(loss)	698	(237)	495	(786)	(978)
Balance Sheet
Total assets	$403,056	$405,898	$371,260	$343,225	$358,883
Net investment portfolio (See Section VI)	73,492	71,667	51,760	45,105	42,708
Net loans outstanding (See Section IV)	183,588	177,422	167,643	155,040	151,978
Borrowing portfolio (See Section VII)	213,652	207,144	178,231	158,853	152,643
Allocable Income (See Section III)
Allocable income	$1,161	$795	$593	$686	$769
Allocated as follows:
General Reserve [c]	913	672	96	36	—
International Development Association	248	123	497	650	635
Surplus	—	—	—	—	134
Usable Equity [d,e] (See Section VIII)	$43,518	$41,720	$39,424	$40,195	$40,467
Capital Adequacy (See Section IX)
Equity-to-loans ratio [f]	22.9%	22.8%	22.7%	25.1%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.	The June 30, 2018 amount represents the proposed transfer to the General Reserve from FY18 net income, which was approved on August 9, 2018 by the Board.
d.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	As defined in Table 27: Usable Equity. Includes the proposed transfer to the General Reserve.
f.	As defined in Table 28: Equity-to-Loans Ratio.

Section I: Executive Summary

Goals and the 2030 Development Agenda

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) overarching goals of ending extreme poverty by 2030 and promoting shared prosperity in a sustainable manner, and has identified three key priorities to achieve this: sustainable and inclusive growth, investment in human capital, and strengthening resilience. These goals and priorities reflect and support the international community’s development agenda set for 2030, which include the Sustainable Development Goals (SDGs).

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; leading on global issues; mobilizing resources for development; and improving the business model. See Figure 1.

At IBRD’s Spring Meetings in April 2018, the Board of Governors (Governors) endorsed a package that includes a General Capital Increase (GCI) and a Selective Capital Increase (SCI) that would provide up to $7.5 billion in additional paid-in capital, as well as institutional and financial reforms designed to ensure long-term financial sustainability. The package provides support for the priorities identified under the Forward Look strategy.

Figure 1: WBG Goals and 2030 Development Agenda

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

Significant progress has been made in the implementation of the Forward Look strategy. The following are key highlights of this progress:

Serving All Clients

IBRD is directing more resources to meet client countries’ development priorities. In FY18, commitments in lower-middle-income countries represented 53% of total commitments (FY17 - 39%). The proposed capital increases would provide additional capacity for lending, consistent with maintaining an appropriate Equity-to-Loans ratio.

Leading on Global Issues

IBRD is bringing knowledge, convening power, and capacity to address global issues. It is increasing financing for projects with climate co-benefits as part of a broad climate action plan; expanding financing and integrating tools for crisis response to help countries recover from conflict, natural disasters, or pandemics; and helping to level the playing field for women in business.

Improving the Business Model

IBRD, along with other WBG entities, is implementing ways to serve its clients more effectively and efficiently. Various administrative reforms and agile programs are underway to simplify procedures, create operating efficiencies and improve operational delivery. Procurement policy modernization, which promotes internationally recognized core principles of value for money2, is creating more opportunities to deliver more value to borrowers. Significant progress has been made to ensure budget spending discipline and efficiency, which has resulted in an improvement in the Budget Anchor. In addition, as part of the package endorsed by the Governors in April 2018, IBRD will continue to strengthen its financial management by introducing a financial sustainability framework in FY19.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact from the measures put in place in previous years to increase its financial capacity, and ensure its long-term financial sustainability. At the end of the fiscal year-ended June 30, 2018, the Executive Directors (the Board) approved the retention of $913 million in the General Reserve out of the allocable income for the fiscal year-ended June 30, 2018 (FY18). This compares with a retention of $672 million at the end of the fiscal year-ended June 30, 2017. The key factor driving this increase in reserve retention was the higher allocable income as discussed in the next section.

[2]	Economy, Efficiency, Effectiveness, Cost-effectiveness.

Net Income and Allocable Income

IBRD had a net income of $698 million on a reported basis for the fiscal year-ended June 30, 2018, compared with a net loss of $237 million in the fiscal year-ended June 30, 2017. In both fiscal years, the results were affected by net unrealized mark-to-market losses on IBRD’s non-trading portfolios. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market losses and gains are not included in IBRD’s allocable income, which is the income measure used as the basis for making net income allocation decisions.

IBRD’s allocable income was $1,161 million for the fiscal year-ended June 30, 2018, compared with $795 million for the fiscal year-ended June 30, 2017. The higher allocable income was primarily driven by the increase in loan spread revenue and the containment of net administrative expenses, as evidenced by the improvement in the Budget Anchor (FY18 88%; FY17 107%).

Loans

IBRD’s lending operations during the fiscal year-ended June 30, 2018, resulted in $23 billion of loan commitments and $5.6 billion of net loan disbursements. The latter was the key driver in the increase in net loans outstanding, from $177 billion at the end of the fiscal year-ended June 30, 2017 to $184 billion at the end of the fiscal year-ended June 30, 2018.

Investments

IBRD’s investment portfolio increased by $2 billion, from $72 billion as of June 30, 2017 to $74 billion as of June 30, 2018. The investments remain concentrated in the upper end of the credit spectrum, with 70% rated AA or above, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings

IBRD raised medium and long-term debt of $36 billion during FY18, resulting in a $7 billion increase in the portfolio during the year, from $207 billion as of June 30, 2017 to $214 billion as of June 30, 2018. The funds raised financed development lending operations, and also satisfied the increase in liquidity requirements. The debt issuances were highly diversified; 27 currencies, ranging from sizes of $0.2 million to $3 billion, with an average maturity of 4.6 years.

Usable Equity

IBRD’s usable equity continues to be adequate to support current lending operations. IBRD’s Governors are voting on capital increase resolutions that would allow IBRD to lend more, consistent with maintaining an appropriate Equity-to-Loans ratio.

Key Performance Indicators

LENDING – In FY18, IBRD committed $23 billion through 124 projects to help developing countries find solutions to global and local development challenges. Lending commitments (including guarantees of $0.4 billion) were higher in FY18 relative to a year earlier by 2% (Table 8). At June 30, 2018, IBRD’s net loans outstanding amounted to $184 billion (Table 2), 3.5% above a year earlier.

In billions of U.S dollars

CAPITAL ADEQUACY AND LIQUIDITY – The Equity-to-Loans ratio of 22.9% as of June 30, 2018, remained largely unchanged (22.8% as of June 30, 2017), as the impact of the increase in loan and other exposures was offset by the favorable impact of the increase in the General Reserve, and the decrease in the underfunded status of the pension plans. The net investment portfolio remained at high-levels due to pre-funding activities and management’s intention to keep liquidity volumes higher to enhance IBRD’s ability to meet its financial commitments, even under potential scenarios of severe market disruptions.

In billions of U.S dollars (except for ratio)

FINANCIAL RESULTS – On a reported basis, IBRD had a net income of $698 million for FY18. This net income primarily reflects strong net interest revenue results and contained net administrative expenses, partially offset by net unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 6). After the standard adjustments to arrive at allocable income (See Table 7), IBRD had allocable income of $1,161 million for FY18, higher by $366 million as compared with the allocable income for FY17 (See Section III).

In millions of U.S dollars

Section II: Overview

Introduction

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and is able to combine knowledge services and financing with global reach. The value of IBRD is in its ability to help its eligible borrowing members address their development challenges and meet their rising demand for innovative products. Figure 2 illustrates how IBRD creates value.

Figure 2: How IBRD Creates Value

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. While its main business activity is extending loans to its eligible member countries, by operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis to develop or implement better policies, programs, and reforms that help to sustain development over the long term, with products ranging from flagship reports, development data, and reports on key economic and social issues, to knowledge-sharing workshops, policy notes, and implementation action plans. The analysis often underpins partnership frameworks, government programs, and projects supported by IBRD lending and guarantees.

Presentation

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for IBRD for the fiscal year-ended June 30, 2018. At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms.

IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation. For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year-ended June 30, 2018.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

Figure 3: IBRD’s Financial Business Model

The financial strength of IBRD is based on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

Figure 3 illustrates IBRD’s financial business model. IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity.

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases on a global scale. It then lends the proceeds of these borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms which are best matched to their circumstances. In addition to meeting borrower preferences, such options are expected to help borrowers mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Figure 4 below illustrates the use of derivatives in the loan and borrowing portfolios:

Figure 4: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 5 below illustrates the use of derivatives in the liquidity portfolio:

Figure 5: Use of Derivatives for Investments

Equity Management – IBRD’s equity is deployed to fund its lending activities. Given IBRD’s risk management strategy (See section IX), earnings on equity reflect short-term variable rates. If left unmanaged, the revenue from these loans would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, Management has put in place an Equity Management Framework (EMF) with the primary goal of providing income stability for IBRD. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows (See Risk Management, Section IX). See Figure 6 below:

Figure 6: Use of Derivatives for EMF

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the extensive use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution. These revenues cover, administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from activities as shown in Figure 7, IBRD also earns revenue from other development activities, in the form of non-interest revenue from externally funded activities. Mobilization of external funds from third-party partners includes trust funds, reimbursable funds and fee-based services from member countries, primarily from Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). The growth of non-interest revenue from externally funded activities provides an additional means to expand capacity to support the development needs of client countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities. See Section V for a detailed discussion on externally funded activities.

The financial results for FY18 reflect the impact from the measures put in place to further enhance IBRD’s financial position. These measures are intended to gradually increase IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability. The measures included:

•	The introduction of pricing measures in FY14–15, which have led to an increase in loan spread revenue,

•	Reducing the policy minimum for the Equity-to-Loans ratio from 23% to 20%,

•	Adoption of an income-based formula to calibrate IBRD’s annual income transfers to IDA,

•	Implementation of a new external funds costs recovery framework, and

•	The establishment and achievement of administrative spending targets.

To increase capital utilization, IBRD has developed and implemented an MDB Exposure Exchange Framework (MDB EEA) with the Inter-American Development Bank (IADB) and the African Development Bank (AfDB), helping all three institutions improve the diversification of their portfolios.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed in principle, a package designed to enhance IBRD’s financial capacity on a sustainable basis. That package includes:

1)	A General and Selective Capital increase that will provide up to $7.5 billion in additional paid-in capital; Governors are currently voting on resolutions to implement these capital increases;

2)	New loan pricing measures implemented on July 1, 2018; the Executive Directors approved the new pricing structure on June 26, 2018;

3)	An increase in the Single Borrower Limit (SBL) with differentiation based on per capita income; the Executive Directors approved the new SBL structure on June 28, 2018;

4)	Continued efficiency measures and administrative simplification; and

5)

A financial sustainability framework that will include a sustainable lending limit and crisis buffers; that framework will be developed by management and presented to the Executive Directors for approval in FY19.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Figure 7: Sources and Uses of Revenue

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section X of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year. These adjustments relate to the following:

•	Unrealized mark-to-market gains/losses on non-trading portfolios,

•	Expenses related to transfers allocated from the previous years’ allocable income but expensed in the current year,

•	Differential between reported pension expense and the contributions made to the pension plans and the Post-Retirement Contribution Reserve Fund (PCRF),

•	Investment revenue on the portion of assets related to the pension plan, which is included in IBRD’s investment portfolio, and

•

Other amounts including temporarily restricted revenue (i.e. funds received from donors/others to finance specific products or outputs and as a result not considered allocable), and revenue related to the Pilot Auction Facility (PAF) and the Pandemic Emergency Financing Facility (PEF).

See Financial Results Section (Section III) and Table 7 for a detailed discussion on the adjustments made to reported net income to arrive at allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and EMF). IBRD’s risk management strategy entails the extensive use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with IBRD’s financial risk management policies, IBRD expects to maintain its non-trading portfolio positions. As a result, for non-trading portfolios, allocable income only includes amounts which have been realized.

For trading portfolios (investment portfolio), allocable income includes both unrealized mark-to-market gains and losses, as well as realized amounts.

Management has consistently followed this practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios from reported net income to arrive at allocable income, since adopting FASB’s guidance on derivatives and hedging in FY01. Accordingly, in years in which reported net income has been positively impacted by unrealized mark-to-market gains on the non-trading portfolios, IBRD did not take these unrealized mark-to-market gains into account in making income allocation decisions. Likewise, in the case of unrealized mark-to-market losses on the non-trading portfolios, IBRD consistently excludes these amounts from reported net income to arrive at allocable income.

Section III: Financial Results

The following section is a discussion of IBRD’s Results of Operations on a Reported and Allocable Income basis, for the fiscal year-ended June 30, 2018 compared with the fiscal year-ended June 30, 2017, as well as changes in its financial position between June 30, 2018 and June 30, 2017.

Summary of Financial Results

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2018	2017	2016	FY18 vs FY17	FY17 vs FY16
Interest Revenue, net of Funding Costs
Interest margin	$1,184	$1,022	$921	$162	$101
Equity contribution, (including EMF) [a]	746	719	831	27	(112)
Investments, net	231	170	110	61	60

Net Interest Revenue	$2,161	$1,911	$1,862	$250	$49

Provision for losses on loans and other exposures, net – release /(charge) [b]	28	(14)	(15)	42	1
Net non-interest expenses (Table 4)	(1,185)	(1,347)	(1,319)	162	(28)
Net other revenue [b] (Table 3)	138	129	41	9	88
Board of Governors-approved and other transfers	(178)	(497)	(705)	319	208
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	(266)	(419)	631	153	(1,050)

Net Income (Loss)	$698	$(237)	$495	$935	$(732)

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	19	116	24	(97)	92
Board of Governors-approved and other transfers	178	497	705	(319)	(208)
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	266	419	(631)	(153)	1,050

Allocable Income	$1,161	$795	$593	$366	$202

a.

This includes the reclassification of net realized mark-to-market gains of $39 million for FY16, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution. There were no realized gains for FY17 & FY18 for the EMF portfolio (See Table 6).

b.

Includes a $3 million reduction (expense) in the recoverable asset for FY18 and $3 million for FY17. FY16 amount includes a $42 million increase (income) in the recoverable asset. These amounts relate to the change in the value of the risk coverage received (recoverable assets) associated with the MDB EEA transactions and are included in other non-interest revenue on IBRD’s Statement of Income.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2018	2017	Variance
Investments and due from banks	$73,188	$73,656	$(468)
Net loans outstanding	183,588	177,422	6,166
Receivable from derivatives	141,716	150,112	(8,396)
Other assets	4,564	4,708	(144)

Total Assets	$403,056	$405,898	$(2,842)

Borrowings	208,009	205,942	2,067
Payable for derivatives	147,096	153,129	(6,033)
Other liabilities	6,107	7,029	(922)
Equity	41,844	39,798	2,046

Total Liabilities and Equity	$403,056	$405,898	$(2,842)

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds from the capital markets.

While IBRD’s net loans outstanding grew by 3.5%, total assets as of June 30, 2018 decreased by about 1% compared to June 30, 2017, primarily as a result of a decrease in the receivable for derivatives, due to maturities and the increase in USD interest rates during the year. Derivatives are presented on IBRD’s balance sheet based on the manner in which they are settled. As a result, currency swaps are presented on a gross basis and interest rate swaps are presented on a net basis. As of June 30, 2018, while IBRD’s derivative assets were $141,716 million on the balance sheet, IBRD’s net derivative exposure, after master netting agreements and collateral, was $1,454 million, of which $254 million was commercial credit exposure (See Table 29 and Notes to Financial Statements, Note F: Derivative Instruments).

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Net Income

On a reported basis, IBRD had net income of $698 million for FY18. This net income primarily reflects higher net interest revenue, lower BOG transfers and lower unrealized mark-to-market losses experienced on the non-trading portfolios (See Figure 8). After adjustments, IBRD had allocable income of $1,161 million for FY18, higher by $366 million as compared to FY17 (See Table 1). The higher allocable income in FY18 was primarily due to increases in IBRD’s business revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and reimbursable revenue from IBRD executed trust funds); and the containment of net administrative expenses (See Table 5). Also contributing to the increase in allocable income was the favorable change in the provision for loan losses and other exposures, which resulted in a release of $28  million in FY18.

Figure 8: Net Income and Unrealized gains / (losses)

Results from Lending activities

Interest Margin

Net interest margin is the spread earned (loan revenue less associated funding costs) on loans funded by borrowings and IBRD’s equity. This spread is largely unaffected by changes in short-term interest rates due to the cost-pass through nature of IBRD’s loans (Figure 10). IBRD’s FY18 net interest margin was $1,184 million, an increase of $162 million compared with FY17. The higher net interest margin was driven by the impact from the pricing measures adopted in FY14, as well as the increase in lending volume.

Figure 9: Net Interest Margin

Figure 10: Derived Spread

Loan Portfolio

Client demand for IBRD’s loans remains high; however, the 20% minimum threshold level for the Equity-to-Loans ratio has limited IBRD’s lending capacity. The resolutions for the proposed General Capital Increase (GCI) and Selective Capital Increase (SCI) have been circulated to the Governors for their approval. The proposed capital increases would provide additional capacity for lending, consistent with maintaining an appropriate Equity-to-Loans ratio. At June 30, 2018, IBRD’s net loans outstanding amounted to $184 billion, 3.5% above a year earlier (Figure 9). The increase was mainly attributable to

$5.6 billion in net loan disbursements made in FY18, and currency translation gains of $0.5 billion, primarily due to the 2% appreciation of the euro against the U.S. dollar during the year.

Gross disbursements in FY18 were $17.4 billion, 2.6% lower than FY17, primarily due to lower development policy operation disbursements during the year (Section IV).

Results from Investing activities

Net Investment Revenue

During FY18, interest revenue from investments, net of funding costs, amounted to $231 million. This compares with $170 million during FY17. The $61 million increase was primarily due to increased volume and the results from cross-currency management strategies.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2018, the net investment portfolio totaled $74 billion, with $72 billion representing the liquid asset portfolio. This compares with $72 billion a year earlier, of which $70 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The growth in the investment portfolio is primarily due to the increase in the net receivable for derivatives, associated with the increase in interest rates during the year.

Figure 11: Net Investment Portfolio

In billions of U.S. dollars

The level of liquidity reflects management’s decision to increase the Prudential Minimum liquidity requirement, as well as, the higher projected debt service and loan disbursements for the coming fiscal year (Section IX).

Results from Borrowing activities

Borrowing portfolio

As of June 30, 2018, the borrowing portfolio totaled $214 billion, $7 billion above June 30, 2017 (see Note E: Borrowings in the Notes to the Financial Statements).

In FY18, to fund its operations, IBRD raised medium-and long-term debt of $36 billion in 27 different currencies, $19.5 billion below FY17 (Table 22). The decrease in medium- and long-term debt issuances in FY18 is primarily a result of the decrease in net loan disbursements, as well as lower debt servicing and refinancing requirements.

Figure 12: Borrowing Portfolio

In billions of U.S. dollars

Equity Contribution and Equity Management Framework

Equity contribution is comprised of interest revenue earned from the EMF positions, and any gains which have been realized during the year as a result of the termination of certain EMF positions. Equity contribution also includes equity savings (revenue earned from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products.

Figure 13: Equity Contribution

In millions of U.S. dollars

For FY18, equity contribution was $746 million, marginally higher compared with $719 million in FY17 (See Table 1). EMF continues to bring stability to equity contribution and represents 35% of the net interest revenue for FY18 (38% - FY17).

A further discussion on the EMF strategy and how IBRD manages its exposure to short-term interest rates is included in the Risk Management Section (Section IX).

Net Other Revenue

Table 3 below provides details on the composition of net other revenue.

Net other revenue increased by $9 million (7%) relative to FY17, driven by the increase in revenue from commitment and guarantee fees, partially offset by lower earnings from the Post-Employment Benefit Plan (PEBP) and PCRF assets. The increase in commitment fee revenue in FY18 compared with FY17, was due to the higher balance of undisbursed loans which are subject to the FY14 pricing measures.

Table 3: Net Other Revenue

In millions of U.S. dollars

For the fiscal year-ended June 30,	2018	2017	2016	FY18 vs FY17	FY17 vs FY16
Loan commitment fees	$87	$70	$34	$17	$36
Guarantee fees	14	8	7	6	1
Net Earnings from PEBP and PCRF	34	47	(6)	(13)	53
PAF and PEF [a]	1	8	6	(7)	2
Others	2	(4)	*	6	(4)

Net other revenue (Table 1)	$138	$129	$41	$9	$88

a.	For further discussion on PAF and PEF, see “Other adjustments” on Table 7.
*	indicates amount less than $0.5 million.

Expenses

Net Non-Interest Expenses

As shown in Table 4, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses and revenue between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The staff costs and consultant and contractual services shown in the table below include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

The decrease in net non-interest expenses relative to FY17 was primarily due to the impact of the lower allocation of administrative expenses to IBRD, and due to lower pension and post-retirement benefit costs, as a result of the lower amortization of unrecognized net actuarial losses and service costs during FY18.

Figure 14: Net Non-Interest Expenses

In millions of U.S. dollars

Efficiency Measures

IBRD aims to have its net administrative expenses covered by its loan spread revenue (loan interest margin, commitment and guarantee fees). Thus, IBRD monitors its net administrative expenses as a percentage of its loan spread revenue, using a measure referred to as the Budget Anchor.

Table 4: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year-ended June 30,	2018	2017	2016	FY18 vs FY17	FY17 vs FY16
Administrative expenses
Staff costs	$951	$904	$915	$47	$(11)
Travel	181	175	183	6	(8)
Consultant fees and contractual services	437	454	482	(17)	(28)
Pension and other post-retirement benefits	272	394	231	(122)	163
Communications and Technology	54	55	58	(1)	(3)
Equipment and buildings	128	130	139	(2)	(9)
Other expenses	26	33	45	(7)	(12)

Total administrative expenses	$2,049	$2,145	$2,053	$(96)	$92

Grant Making Facilities (See Section V)	18	22	67	(4)	(45)
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD executed trust funds	(595)	(542)	(515)	(53)	(27)
Reimbursable advisory services	(52)	(47)	(51)	(5)	4
Revenue – Trust fund administration	(48)	(47)	(51)	(1)	4
Restricted revenue (primarily externally financed outputs)	(22)	(24)	(20)	2	(4)
Revenue – Asset management services	(28)	(27)	(27)	(1)	—
Other revenue	(137)	(133)	(137)	(4)	4

Total Revenue from externally funded activities	(882)	(820)	(801)	(62)	(19)

Total Net Non-Interest Expenses (Table 1)	$1,185	$1,347	$1,319	$(162)	$28

Table 5: Budget Anchor Ratio

In millions of U.S. dollars

For the fiscal year ended June 30,	2018	2017	2016	FY18 vs FY17	FY17 vs FY16
Total net Non-Interest Expenses (From Table 4)	$1,185	$1,347	$1,319	$(162)	$28
Pension adjustment (From Table 7) [a]	(56)	(175)	(18)	119	(157)
EFO adjustment [a]	2	4	(5)	(2)	9

Net administrative expenses	$1,131	$1,176	$1,296	$(45)	$(120)

Loan interest margin (From Table 1)	1,184	1,022	921	162	101
Loan commitment fees (From Table 3 )	87	70	34	17	36
Guarantee fees (From Table 3)	14	8	7	6	1

Total loan spread revenue	$1,285	$1,100	$962	$185	$138

Budget Anchor	88%	107%	135%

a.	These adjustments are made to arrive at net administrative expenses used for allocable income purposes. For more information see Allocable Income and Income Allocation section.

In FY18, IBRD’s Budget Anchor was 88%, an improvement of 19 percentage points compared with 107% in FY17, reflecting the increase in IBRD’s loan spread revenue during the year, and the decrease in administrative expenses resulting from the improved discipline in administrative spending, and the impact of the lower allocation of administrative expenses to IBRD, in accordance with the IBRD/IDA cost sharing methodology (See Table 5 for details of the Budget Anchor components).

Figure 15: Budget Anchor

In millions of U.S. dollars

Provision for losses on loans and other exposures

In FY18, IBRD recorded a release of provision for losses on loans and other exposures of $28 million, compared with a charge of $14 million in FY17. The release was primarily due to the impact from the annual update of inputs to the loan loss provisioning methodology. The provisioning rate as of June 30, 2018, was largely unchanged compared with the prior year, and remained at less than 1% of IBRD’s loan exposures (see Notes to Financial Statements, Note D: Loans and Other Exposures).

Board of Governors and approved transfers

For FY18, IBRD recorded expenses of $178 million relating to Board of Governors-approved and other transfers, which relates to the transfer to IDA from FY17 allocable income (see Notes to Financial Statements, Note G: Retained Earnings, Allocations and Transfers). This compares with $497 million recorded in FY17. The main reason for the decrease is the introduction in FY17 of a formula based approach for determining IBRD’s transfers to IDA, which links such transfers with IBRD’s allocable income level.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized (with the exception of the Investment trading portfolio, as previously discussed). For FY18, $266 million of net unrealized mark-to-market losses ($419 million net unrealized mark-to-market losses in FY17) were excluded from reported net income to arrive at allocable income (See Table 1).

Table 6: Unrealized Mark-to-Market gains/losses, net

In millions of U.S. dollars

	For the fiscal year-ended June 30, 2018
	Unrealized gains (losses), excluding realized amounts [a]	Realized gains (losses)		Total
Borrowing portfolio [b]	$(381)	$	*	$(381)
Loan portfolio [b]	916		—	916
EMF	(799)		—	(799)
Asset-liability management portfolio [c]	(2)		—	(2)
Client operations portfolio	*		—	*

Total	$(266)	$	*	$(266)

	For the fiscal year-ended June 30, 2017
	Unrealized gains (losses), excluding realized amounts [a]	Realized gains (losses)	Total
Borrowing portfolio [b]	$(254)	$6	$(248)
Loan portfolio [b]	1,529	—	1,529
EMF	(1,701)	—	(1,701)
Asset-liability management portfolio [c]	(5)	—	(5)
Client operations portfolio	12	—	12

Total	$(419)	$6	$(413)

a.	Includes adjustments to reclassify net realized mark-to-market gains (losses) to the related interest revenue and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Balance Sheet.
*	Indicates amount less than $0.5 million.

Loan Portfolio

On a reported basis, all loans are reported at amortized cost, whereas the derivatives which convert loans to variable rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. In order to show the economic effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section X for more details.

Borrowing Portfolio

On a reported basis, all the derivatives and the related underlying borrowings are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. Since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section X for more details.

EMF

The EMF uses derivatives to convert variable rate cash flows on loans funded by equity to fixed rate cash flows. These derivatives are at fair value on a reported basis. See Sections IX and X for more details on the activity and the underlying strategy.

The following section is a discussion of IBRD’s Results of Operations on a Reported and Allocable Income basis, for the fiscal year-ended June 30, 2017 compared with the fiscal year-ended June 30, 2016, and changes in its financial position between June 30, 2017 and June 30, 2016.

FY17 Net Income

On a reported basis, IBRD had a net loss of $237 million for FY17. This net loss primarily relates to the unrealized mark-to-market losses experienced on the non-trading portfolios (See Figure 8). After adjustments, IBRD had allocable income of $795 million for FY17, higher by $202 million as compared to FY16 (See Table 1). The higher allocable income in FY17 was primarily due to increases in IBRD’s business revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and reimbursable revenue from IBRD executed trust funds); and a reduction in net administrative expenses (See Table 5). The impact of these factors was offset by the decrease in IBRD’s equity contribution.

The following is a discussion of the key drivers of IBRD’s financial performance:

Results from Lending activities

Interest Margin

IBRD’s FY17 net interest margin was $1,022 million, an increase of $101 million compared with FY16. The higher net interest margin was driven by the increase in lending volumes, as well as the impact from the pricing measures adopted in FY14.

Loan Portfolio

At June 30, 2017, IBRD’s net loans outstanding amounted to $177.4 billion (Table 2), 6% above a year earlier (Figure 9). The increase was mainly attributable to $8.7 billion in net loan disbursements made in FY17, and currency translation gains of $1.1 billion, primarily due to the 2% appreciation of the euro against the U.S. dollar during the year.

Gross disbursements in FY17 were $17.9 billion, 21% lower than FY16, primarily due to lower development policy operation disbursements during the year. (Section IV)

Results from Investing activities

Net Investment Revenue

During FY17, interest revenue from investments, net of funding costs, amounted to $170 million. This compares with $110 million during FY16. The $60 million increase was primarily due to higher unrealized mark-to-market gains on the investment portfolio, compared with FY16, primarily due to an improvement in market conditions in FY17.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2017, the net investment portfolio totaled $71.7 billion, with $70.1 billion representing the liquid asset portfolio. This compares with $51.8 billion a year earlier, of which $50.5 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects management’s decision to increase the Prudential Minimum liquidity requirement, as well as anticipation of higher projected debt service and loan disbursements for the coming fiscal year.

Results from Borrowing activities

Borrowing portfolio

As of June 30, 2017, the borrowing portfolio totaled $207.1 billion, $28.9 billion above June 30, 2016 (see Note E: Borrowings in the Notes to the Financial Statements). The increase in borrowing activity is in response to the higher liquidity requirements.

In FY17, to fund its operations, IBRD raised medium-and long-term debt of $55.5 billion in 24 different currencies, $7.5 billion below FY16. The decrease in medium- and long-term debt issuances in FY17 is primarily a result of the decrease in net loan disbursements.

Equity Contribution

For FY17, equity contribution was $719 million compared with $831 million in FY16 (See Table 1). The decrease is mainly due to lower revenue from the EMF as a result of the maturing of higher yielding instruments during the year. Despite the decrease, revenue from EMF continues to bring stability to equity contribution and represents 38% of the net interest revenue for FY17.

Net Other Income

The $88 million increase in net other revenue relative to FY16, was driven by the increase in earnings from PEBP and PCRF assets, and commitment fees. The increase in PEBP revenue is due to positive investment returns experienced during the year. The increase in commitment fee revenue in FY17 compared with FY16, was due to the higher balance of undisbursed loans which are subject to the FY14 pricing measures.

Expenses

Board of Governors and approved transfers

For FY17, IBRD recorded expenses of $497 million relating to Board of Governors-approved and other transfers, which relates to the transfer to IDA from FY16 allocable income (see Note G: Retained Earnings, Allocations and Transfers in the Notes to the Financial Statements).

Net Non-Interest Expenses

The increase in net non-interest expenses relative to FY16 was primarily due to higher pension and post-retirement benefit costs, as a result of the increase in the underfunded status at June 30, 2016. This increase was driven by the decrease in the discount rate during FY16, and resulted in a higher amortization of unrecognized actuarial losses during FY17.

Allocable Income and Income Allocation

Net income allocation decisions are based on allocable income. Management recommends to the Board, allocations out of net income at the end of each fiscal year to augment reserves and support developmental activities. As illustrated in Table 7, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios as discussed previously. For FY18, Management recommended and the Board approved the exclusion of $266 million of net unrealized mark-to-market losses from reported net income to arrive to allocable income.

Board of Governors approved and other transfers

Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Board of Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

Since these amounts primarily relate to allocations out of IBRD’s FY17 allocable income, Surplus, or restricted retrained earnings, they are excluded from the FY18 reported net income to arrive at the FY18 allocable income.

Pension, PEBP and PCRF adjustments

The Pension adjustment reflects the difference between IBRD’s cash contributions to the pension plans, PCRF, and the accounting expense, as well as investment revenue earned on those assets related to the PEBP and PCRF, the latter being established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management believes the allocation decision should be based on IBRD’s cash contributions to the pension plans and PCRF rather than pension expenses. In addition, Management has designated the income from these assets to meet the needs of the pension plans. As a result, PEBP and PCRF investment revenue is excluded from allocable income. In FY18, Management recommended and the Board approved the exclusion of $22 million net, to arrive at allocable income.

Table 7: Allocable Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2018	2017
Net Income (Loss)	$698	$(237)
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved and other transfers	178	497
Unrealized mark-to-market losses/(gains) on non-trading portfolios, net [a]	266	419
Pension	56	175
PEBP and PCRF income	(34)	(47)
Other Adjustments	(3)	(12)

Allocable Income	$1,161	$795

Recommended Allocations
General Reserve	913	672
Transfer to IDA	248	123

Total Allocations	$1,161	$795

a.	Includes adjustments to reclassify net realized mark-to-market gains (losses) to the related interest revenue and expense lines for allocable income purposes.

Other Adjustments

•

Under certain arrangements (such as EFOs), IBRD enters into agreements with donors under which IBRD receives funds to be used to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements, and are therefore considered restricted until applied by IBRD for these purposes. Management believes that income attributable to these arrangements should be excluded from allocable income since there is no discretion about the use of the funds. In line with this, these amounts are transferred to restricted retained earnings. In FY18, the net balance of these restricted funds increased by $2 million. Management recommended and the Board approved that this increase in restricted funds of $2 million be excluded from the reported net income to arrive at the FY18 allocable income.

•

The income recognized for the right to receive reimbursement from the Financial Intermediary Fund (FIF) for the Pilot Auction Facility (PAF) for Methane and Climate Change Mitigation[4] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore, it is not available for other uses. In FY18, $3 million of revenue was recognized in reported net income. Management recommended and the Board approved that this revenue of $3 million be excluded from the reported net income to arrive at the FY18 allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios.

•

The revenue (expense) associated with the right to receive reimbursement from the Financial Intermediary Fund for the Pandemic Emergency Financing Facility[5] (PEF) is excluded, as this is required for payment obligations relating to the pandemic catastrophe bonds, and the pandemic catastrophe insurance; and therefore, it is not available for other uses. In FY18, $2 million of expense was recognized in reported net income. Management recommended and the Board approved that this expense of $2 million be excluded from the reported net income to arrive at the FY18 allocable income.

Income Allocation

During FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. The formula based approach, links transfers, to IBRD’s allocable income level for that year, ensuring that the majority of allocable income is retained to grow IBRD’s reserves.

IBRD’s strong support to IDA is reflected in the $15 billion of cumulative income transfers, which have been made since IDA’s first replenishment.

The annual IDA transfer recommendations are still subject to approval by the Board of Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, Governors will continue to take the overall financial standing of IBRD into consideration.

Allocable income in FY18 was $1,161 million. Of this amount, the Board approved the allocation of $913 million to the General Reserve on August 9, 2018. Based on the new methodology, the Board recommended to IBRD’s Board of Governors a transfer of $248 million to IDA.

Figure 16: FY18 Allocable Income and Income Allocation

In millions of U.S. dollars

[4]

In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights. IBRD did not issue any put options under PAF for FY18. The notional amount of options issued during FY17 was $13 million.

[5]

The PEF was launched with the aim of establishing a fast-disbursing mechanism that can provide funding for response efforts that help prevent low-frequency, high-severity outbreaks from becoming pandemics. The PEF has been established as a FIF.

SECTION IV: LENDING ACTIVITIES

IBRD provides financing instruments and knowledge services to middle-income and creditworthy low-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services.

Engagements with borrowing members are increasingly aligned with IBRD’s strategic priorities, including engagements that support global public goods such as climate, fragility and women’s empowerment.

During FY18, the growth in business in lower-middle income countries outpaced that of upper-middle income countries, resulting in more complex and riskier lending operations, which are generally also costlier to deliver. Despite the increase in costlier operations, IBRD has been able to maintain its financial sustainability through spending discipline and a commitment to efficiency measures, as evidenced by the improvement in the Budget Anchor.

Over the past decades, considerable advancements in poverty reduction have been made globally. The World Bank estimates suggest that, for the first time in history, the number of people living in extreme poverty has fallen below 10 percent of the global population. Despite this achievement, hundreds of millions of people still live on less than $1.90 a day, the current benchmark for extreme poverty. A continuation of these advancements offers an opportunity to end extreme poverty.

IBRD has both a country based focus and a global approach. To facilitate this, IBRD has established the Global Practices to assemble its best experts and knowledge, and make them more accessible to member countries. The Global Practices, which are grouped together into four thematic clusters, enhance the sharing of global technical expertise to deliver client solutions across 13 specialized areas of development that integrate the public and private sectors; capture and leverage knowledge; and build global leadership. Figure 17 illustrates the composition of the Global Practices.

Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.

Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However, IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director general reports to the Board, evaluates the extent to which operations have met their development objectives. Figure 18 illustrates the project life cycle for a World Bank project.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Executive Directors approve each loan and guarantee after appraisal of a project by staff. Under a new Multiphase Programmatic Approach approved by the Executive Directors on July 21, 2017, Executive Directors may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.

Figure 17: Global practices composition

Figure 18: Project Life Cycle

Effective July 1, 2018, eligible countries with 2017 per capita Gross National Income (GNI) of more than $1,145 are eligible to borrow from IBRD. Since 1946, IBRD has extended, net of cumulative cancellations, about $635.3 billion in loans. IBRD does not currently sell its loans, nor does Management believe there is a market for such loans.

Lending Commitments and Disbursements

Demand for IBRD’s loans remains high; however, the 20% minimum threshold level for the Equity-to-Loans ratio has limited IBRD’s lending capacity. In FY18, IBRD had new loan commitments, through 124 projects, totaling $23 billion, which were 2% higher than FY17. The increase was evident in Investment Project Financing and Program For Results operations (Figure 21). New loan commitments in FY18 reflect a higher allocation of resources supporting operations in the Sustainable Development (SD) and Human Development (HD) global practice clusters, amounting to 40% and 20%, respectively, of the FY18 activity (Figure 20).

New loan commitments supporting operations in SD were largely concentrated in agriculture and water; while those in HD were largely concentrated in Health, Nutrition & Population, and Education.

Figure 19: Commitments and Disbursements Trend In billions of U.S. dollars	Figure 20: Commitments by Global Practice Cluster

Table 8: Commitments by Region

In millions of U.S. dollars

For the fiscal year-ended June 30,	2018	% of total	2017	% of total	Variance
Africa	$1,120	5%	$1,163	5%	$(43)
East Asia and Pacific	3,981	17	4,404	19	(423)
Europe and Central Asia	3,550	15	4,569	20	(1,019)
Latin America and the Caribbean	3,898	17	5,373	24	(1,475)
Middle East and North Africa	5,945	26	4,869	22	1,076
South Asia	4,508	20	2,233	10	2,275

Total	$23,002	100%	$22,611	100%	$391

Table 9: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year-ended June 30,	2018	% of total	2017	% of total	Variance
Africa	$734	4%	$427	2%	$307
East Asia and Pacific	3,476	20	3,961	22	(485)
Europe and Central Asia	4,134	24	2,799	16	1,335
Latin America and the Caribbean	4,066	23	3,885	22	181
Middle East and North Africa	3,281	19	5,335	30	(2,054)
South Asia	1,698	10	1,454	8	244

Total	$17,389	100%	$17,861	100%	$(472)

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 21).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (roughly a 5 to 10-year horizon). FY18 commitments under this lending category amounted to $14.4 billion, compared with $12.9 billion in FY17. The increase in IPF commitments is evident in Middle East and North Africa ($2.2 billion), and South Asia ($1.6 billion), and reflects a shift in activity towards operations in lower-middle-income countries. In FY18 commitments to lower-middle-income countries increased by 38% compared with FY17.

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (roughly 1 to 3 years) to help borrowers address actual or anticipated development financing requirements. FY18 commitments under this lending category totaled $5 billion, compared with $7.6 billion in FY17.

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY18 commitments under this lending category totaled $3.5 billion compared with $2.1 billion in FY17, reflecting an increase in commitments in South Asia.

Figure 21: Commitments by Instrument

Currently Available Lending Products

As of June 30, 2018, 85 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. As of June 30, 2018, 73% of IBRD’s loans outstanding carried variable-spread terms and 27% had fixed-spread terms. See Table 11 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised as of June 30, 2018, was $25 billion (also $25 billion on June 30, 2017). IFLs may be denominated in the currency or currencies chosen by the borrower, as long as IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding as of June 30, 2018 and June 30, 2017, was $3.5 billion, respectively. Box 2 below shows the components of the spread on IBRD’s IFLs and how these are determined.

Box 2: Determination of Spreads for IFLs

Contractual lending spread	Subject to the Board’s periodic review
Maturity Premium
Market Risk Premium	Set by Management
Funding Cost Margin

For fixed-spread IFLs, Management ensures that the funding cost margin and the market risk premium reflect the underlying market conditions that are constantly evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longest maturities despite a higher maturity premium, highlighting the value of longer maturities to member countries (See Table 10).

Table 10: Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year-ended June 30, 2018			For the fiscal year-ended June 30, 2017
Maturity Bucket	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$442	$514	$956	$288	$82	$370
8-10 years	133	2,476	2,609	871	67	938
10-12 years	7	2,387	2,394	445	3,176	3,621
12-15 years	2,016	3,172	5,188	1,461	3,104	4,565
15-18 years	915	3,218	4,133	1,195	2,579	3,774
>18 years	2,617	4,677	7,294	3,413	4,579	7,992
Guarantee Commitments			428			1,351

Total Commitments	$6,130	$16,444	$23,002	$7,673	$13,587	$22,611

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 3).

Box 3: Other Lending Products Currently Available
Lending Product	Description
Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 11). As of June 30, 2018, the amount of DDOs disbursed and outstanding was $6.1 billion (compared to $7.6 billion on June 30, 2017), and the undisbursed amount of effective DDOs totaled $3.7 billion, compared to $4.4 billion a year earlier.

Special Development Policy Loans (SDPLs)

SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financing needs. As of June 30, 2018, the outstanding balance of such loans was $163 million (compared to $251 million a year earlier). IBRD made no new SDPL commitments in either FY18 or FY17.

Loan-Related Derivatives

IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11 billion on June 30, 2018, compared with $11 billion – June 30, 2017.

Loans with IFC

IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC). As of June 30, 2018, there were no loans outstanding with the IFC.

Lending Terms Applicable to IBRD Products

Until the end of FY18, loans for all eligible members were subject to the same pricing. However, as part of the capital package endorsed by the Governors at IBRD’s Spring Meetings in April 2018, the Executive Directors approved on June 26, a new pricing structure of a standard set of maturity premium increases adopted for specific circumstances of different borrowers’ income groups6 via discounts/surcharges, as well as exemptions for specific categories of borrowers. The new pricing structure is effective July 1, 2018.

The new maturity premia are expected to increase loan interest revenue, while also offering borrowers flexibility by way of choices across the maturity spectrum.

Table 11: Loan Terms Available Through June 30, 2018

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)[a]		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	35 years	35 years	5 to 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	200
Maturity premium	0-50[b]	0-50[b]	—
Market risk premium	10-15[b]	—	—
Funding cost margin	Projected funding spread to six-month variable rate index[c]	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[d] Commitment Fee	50 25	50 25	— —
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—

a.	There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b.	Based on the weighted average maturity of the loan.
c.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR)) is based on the weighted average maturity of the loan.
d.	See Box 8 in Section IX for a discussion of overdue payments.

Discontinued Lending Products

IBRD’s loan portfolio includes a number of lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2018, loans outstanding of $524 million carried terms no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Waivers are approved annually by the Board. For FY19, the Board has approved the same waiver rates as in FY18 for all eligible borrowers with eligible loans. The reduction in net income in FY18 due to previously approved waivers in FY18 was $65 million (FY17: $80 million).

[6]

Blends, small states, FCS countries and recent IDA graduates are exempt from the maturity premium increase regardless of their income levels (Group A); Countries with above- Graduation Discussion Income (GDI) for at least two consecutive Fiscal Years are classified as above-GDI/below-HIC countries for pricing purposes; Applied increased maturity premium (Group C); Countries with high income for at least two consecutive Fiscal Years are classified as high-income countries for pricing purposes; Applied increased maturity premium and subject to surcharge (Group D); All other countries are classified as Below- GDI Countries: Applied increased maturity premium but eligible for discount (Group B).For additional information visit https://www.worldbank.org/en/about/unit/treasury.

Figure 22 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Figure 22: Loan Portfolio

In millions of U.S. dollars

Figure 22a. Loans Outstanding by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 22b. Undisbursed Balances by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 22c. Loans Outstanding by Currency

In millions of U.S. dollars, except for ratios

Section V: Other Development Activities

IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions to address global issues where coordinated action is critical.

IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Other financial products and services provided to borrowing member countries, and to affiliated and non-affiliated organizations, include financial guarantees, grants, externally-funded activities, and advisory services and analytics.

Guarantees

IBRD’s exposure on its guarantees, measured by discounting each guaranteed amount from its next call date, was $6.3 billion as of June 30, 2018 compared to $5.7 billion as of June 30, 2017 (Table 12).

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries to help mobilize private financing for development purposes. Project-based guarantees are provided to mobilize private financing for a project and/or mitigate payment and/or performance related risks of a project. Policy-based guarantees are provided to mobilize private financing for sovereign or sub- sovereign projects. IBRD’s guarantees are partial in nature as they cover risks only to the extent necessary to obtain the required private financing, taking into account country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (Box 4).

Table 12: Guarantees Exposure

In million U.S. dollars

As of June 30,	2018	2017
Guarantees (project, policy and enclave)	$2,540	$1,801
Advance Market Commitment	114	175
Exposure Exchange Agreements	3,671	3,682

Total	$6,325	$5,658

Box 4: Types of Guarantees Provided by IBRD
Guarantee	Description
Project-based guarantees

Two types of project-based guarantees are offered:

1.  Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.

2.  Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees

These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations

IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 13: Pricing for IBRD Project-Based and Policy-Based Guarantees

Charges	Basis Points
Front-end fee	25
Processing fee	50	[a]
Initiation fee	15	[b]
Standby fees	25
Guarantee fee	50-100	[c]

a.	The processing fee is determined on a case-by-case basis.
b.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
c.	Based on the weighted average maturity of the guarantee.

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

•

Exposure Exchange Agreements (EEA): IBRD had an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of the principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement.

•

In December 2015, IBRD signed, together with the AfDB and IADB, an MDB EEA. Under the EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee for nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Note D: Loans and Other Exposures to the in the Notes to the Financial Statements).

•

Other guarantee arrangements: During FY18, guarantees received totaling $1,094 million became effective ($944 million for FY17). These guarantees served as a credit enhancement to increase IBRD’s lending capacity in certain countries.

Table 14: Exposure Exchange Agreements

In millions of U.S. dollars

As of	June 30, 2018		June 30, 2017
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$63	$62	$74	$73
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588

Total notional	$3,672	$3,671	$3,683	$3,682

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. These activities are increasingly being integrated into IBRD’s overall operations. In FY18, IBRD deployed $18 million under this program, compared with $22 million in FY17. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income.

Externally Funded Activities

These funds have become an integral part of IBRD’s activities. Mobilization of external funds from third-party partners includes Trust Funds. Additional external funds include reimbursable funds and fee based services from member countries, which are related to Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and Reserves Advisory Management Program (RAMP).

Reimbursable Advisory Services (RAS)

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., Trust Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY18, IBRD had revenue of $52 million ($47 million in FY17) from RAS.

Trust Fund Activity

Trust Funds are an integral part of IBRD’s resource envelope, providing IBRD with resources and added flexibility in providing development solutions that serve member recipients and donors alike. The partnerships funded by trust funds often serve as a platform from which IBRD and its partners can draw on the WBG’s diverse technical and financial resources to achieve development goals that cannot be addressed effectively by any single partner, given their complexity, scale, and scope. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETFs): IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed. These trust funds support IBRD’s work program.

•	Recipient-Executed Trust Funds (RETFs): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•	Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers an agreed set of financial and administrative services, including managing donor contributions.

In FY17, IBRD introduced a new cost recovery framework for Trust Funds to strengthen the institution’s financial sustainability. Key features of the new framework include the following measures:

•	Ensuring IBRD recovers overhead costs incurred associated with trust fund activities.

•	Simplifying the fee structure and types of trust funds that can be created.

Table 15 below shows IBRD’s Trust Fund activity in FY18, (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

Table 15: Trust Fund Activity

In millions of U.S. dollars

As of June 30,	2018	2017
Revenue Fees from Trust Fund Administration	$48	$47
Trust Fund Disbursements (as an executing agency)	$595	$542

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to specific projects and programs. Contributions for EFOs are recorded as restricted revenue when received because they are for contractually specified purposes. The restriction is released once the funds are used for the purposes specified by donors. In FY18, IBRD had $22 million of revenue, compared with $24 million in FY17.

Other Financial Products and Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Managing Financial Risks for Clients

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; disasters; and extreme weather events. Box 5 below illustrates the financial solutions and disaster risk financing options:

Box 5: Disaster Risk Financing Options
Hedging Transactions	Disaster Risk Financing
Interest Rate	Catastrophe Derivatives and Bonds
Currency	Insurance & Reinsurance
Commodity Price	Regional Pooling Facilities

At the end of FY17, the Pandemic Emergency Financing Facility (PEF) was launched with the aim of establishing a fast-disbursing mechanism that can provide funding for response efforts that help prevent low-frequency, high-severity outbreaks from becoming pandemics. The PEF has been established as a FIF. On behalf of this facility, IBRD entered into a combination of specialized bonds and catastrophe derivatives with the market with a combined notional amount of $425 million. These instruments will provide funding to the PEF FIF for payouts, if and when, a trigger event occurs.

IBRD intermediates the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management IBRD executes currency forward contracts on its behalf. During FY18, IBRD did not execute any contracts on behalf of IDA.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is IFFIm’s sole counterparty and enters into offsetting swaps with market counterparties. During FY18, IBRD did not execute any interest rate derivatives under this agreement.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).

Asset Management

The Reserves Advisory and Management Program (RAMP) provides capacity building to support the sound management of official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. The main goal of RAMP is to help clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the assets of these institutions and, in return, it receives a fee based on the average value of the portfolios. The fees are used to provide training and capacity-building services. In addition to RAMP, IBRD also invests and manages investments on behalf of IDA, MIGA, and trust funds. These funds are not included in the assets of IBRD.

Table 16 summarizes the assets managed under RAMP as of June 30, 2018, as well as the revenue earned from these asset management services during FY18.

Table 16: RAMP

In millions of U.S. dollars

As of June 30,	2018	2017
Assets managed under RAMP	$22,091	$20,451
Revenue from RAMP	$25	$24

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses, in accordance with administration agreements with donors. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s Balance Sheet. The cash and investment assets held in trust by IBRD as administrator and trustee totaled $27.7 billion in FY18, of which $68 million (compared to $77 million in FY17) relates to IBRD contributions to these trust funds (Table 17).

Table 17: Cash and Investment Assets Held in Trust

In millions of U.S dollars

As of June 30,	2018	2017
IBRD-executed	$292	$276
Jointly executed with affiliated organizations	810	819
Recipient-executed	2,796	2,634
Financial intermediary funds	19,497	19,766
Execution not yet assigned [a]	4,318	4,256

Total fiduciary assets	$27,713	$27,751

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

Section VI: Investment Activities

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2018, the net investment portfolio totaled $73.5 billion with $71.6 billion representing the liquid asset portfolio. This compares with $71.7 billion a year earlier, of which $70.1 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The level of liquidity reflects the higher Prudential Minimum, as well as the higher projected debt service and loan disbursements for the coming fiscal year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. This portfolio is managed with the goal of prioritizing principal protection and thus ensuring sufficient cash flow to meet all IBRD’s financial commitments. While IBRD seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are managed conservatively, and are primarily held for disruptions in IBRD’s access to capital markets.

IBRD’s liquid assets, are held mainly in highly rated, fixed-income instruments (See Box 9: Eligibility Criteria for IBRD’s Investments) and include the following:

Box 6: Liquid Asset Portfolio Instruments

•  Government & Agency Obligations

•  Time Deposits and Other unconditional obligations of banks and financial institutions

•  Asset Backed Securities (including Mortgage Backed Securities)

•  Currency and Interest Rate Derivatives

•  Swaption Contracts

•  Exchange-traded options and futures

IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target Liquidity Level. The twelve-month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum will be 80% of this target (see Section IX for details of how IBRD manages liquidity risk).

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (Section IX), combined with appropriate investment guidelines (Box 9).

Figure 23: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars, except for ratios

Table 18: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2018	%	2017	%
Liquid asset portfolio:
Stable	$28,481	40%	$27,942	40%
Operational	14,451	20	20,915	30
Discretionary	28,647	40	21,204	30

	$71,579	100%	$70,061	100%

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2018, $59 billion (approximately 82% of total volume) is due to mature within six months, of which $27 billion is expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (Table 18).

•	Stable portfolio is mainly an investment portfolio holding all or a portion of the prudential minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•

Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the prudential minimum may also be held in this portfolio.

During FY18, IBRD earned a return of 1.83% on its liquid asset portfolio, compared to 1.28% last year. The higher return in FY18 primarily reflects the increased volume and the impact of cross-currency management strategies.

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY18, IBRD earned $231 million of investment revenue, net of funding costs, as discussed in Section III.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF and PEBP. Table 19 below summarizes the net carrying value of other investments (Notes to Financial Statements, Note I: Management of External Funds and Other Services for additional details on AMC):

Table 19: Net Carrying Value of Other Investments

In millions of U.S. dollars

As of June 30,	2018	2017
AMC	$250	$232
PEBP	1,393	1,173
PCRF	270	201

Total Other Investments	$1,913	$1,606

PEBP assets are included in IBRD’s investment portfolio. These assets are invested mainly in fixed-income, equity instruments, and alternative investments.

Table 20: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Financial Returns %
	2018	2017	2018	2017
Liquid asset portfolio
Stable	$28,201	$27,365	1.98%	1.61%
Operational	21,191	24,324	1.59	0.82
Discretionary	23,485	10,070	1.89	1.43

	$72,877	$61,759	1.83%	1.28%

Section VII: Borrowing Activities

IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries. IBRD also develops innovative, demand-driven investment products to connect investors with the purpose of their investments. These include products such as green bonds, for investors seeking investments that support climate mitigation and adaptation projects. Since inception of the program in 2008, IBRD surpassed $10 billion in green bond issuances through 141 transactions in 19 currencies.

IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets. IBRD has offered bonds and notes in more than 34 currencies and has opened up new markets for international investors by issuing in emerging-market currencies.

IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. Under its Articles, IBRD may borrow only with the approval of the member in whose market the funds are raised, and the approval of the member in whose currency the borrowing is denominated, and only if the member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

As discussed in Section II, IBRD uses currency and interest rate derivatives in connection with its borrowings to diversify funding sources and offer a wide range of debt products to investors. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, in accordance with loan funding requirements. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. A further discussion on how IBRD manages this risk is included in the Risk Management Section, Section IX.

In FY18, IBRD raised a total of $36 billion of medium and long-term debt in 27 different currencies (Table 22). IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). IBRD strategically calls its debt to reduce the cost of borrowings; it may also repurchase its debt to meet such other operational or strategic needs as providing liquidity to its investors (Table 22).

As of June 30, 2018, the borrowing portfolio totaled $214 billion, $6.5 billion above June 30, 2017 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $4.7 billion during the year.

Figure 24: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2018

*	Denotes percentage less than 0.5%.

As of June 30, 2018, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 1.8% (1.2% as of June 30, 2017). The increase in the weighted average cost from the prior year reflects the increase in the short-term interest rates during the year. The latter also resulted in an increase in IBRD’s weighted average loan rates, consistent with the cost pass-through nature of IBRD’s loans. IBRD’s lending spread was therefore not impacted negatively by the increase in short-term interest rates.

Short-Term Borrowings

Table 21 summarizes IBRD’s short-term borrowings, which include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 90 days. As of June 30, 2018, the outstanding balance of discount notes was $10.4 billion, relatively unchanged as compared with the year earlier.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2018 was $223 million, largely unchanged compared to last year ($269 million in FY17).

Table 21: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2018	2017	2016
Discount notes [a]
Balance at year-end	$10,376	$10,599	$3,665
Average daily balance during the fiscal year	$10,231	$5,265	$9,493
Maximum month-end balance	$13,845	$11,758	$14,870
Weighted-average rate at the end of fiscal year	2.02%	1.02%	0.36%
Weighted-average rate during the fiscal year	1.40%	0.63%	0.28%

Securities lent or sold under repurchase agreements [b]
Balance at year-end	$—	$—	$—
Average monthly balance during the fiscal year	$164	$17	$126
Maximum month-end balance	$797	$204	$676
Weighted-average rate at the end of fiscal year	—	—	—
Weighted-average rate during the fiscal year	1.65%	0.07%	0.38%

Other short-term borrowings [a]
Balance at year-end	$223	$269	$569
Average daily balance during the fiscal year	$254	$280	$446
Maximum month-end balance	$372	$377	$772
Weighted-average rate at the end of the fiscal year	2.16%	1.00%	0.45%
Weighted-average rate during the fiscal year	1.50%	0.62%	0.28%

a.	After swaps.
b.	Excludes securities related to PEBP.

Medium- and Long-Term Borrowings

In FY18, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $36 billion with an average maturity to first call of 4.6 years (Table 22). The decrease in medium-and-long-term debt issuances in FY18 is primarily due to the decrease in net loan disbursements, as well as lower debt servicing and refinancing requirements.

Table 22: Funding Operations Indicators

In millions of U.S. dollars, except rates which are in percentages

For the fiscal year-ended June 30,	2018	2017
Issuances [a]
Medium- and long-term funding raised (In millions of U.S. dollars)	$36,006	$55,531
Average maturity to first call date (years)	4.6	4.4
Average maturity to contractual final maturity (years)	5.7	6.3

Maturities
Medium- and long-term funding matured (In millions of U.S. dollars)	$28,704	$30,689
Average maturity of debt matured (years)	3.7	5.3

Called/Repurchased
Medium- and long-term funding called/repurchased (In millions of U.S.dollars)	$1,489	$4,619

a.	Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 23: Maturity Profile of Medium and Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2018
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Non-Structured borrowings	$30,630	$34,292	$33,318	$23,301	$10,465	$28,441	$160,447
Structured borrowings	3,637	5,388	6,384	4,227	3,885	13,442	36,963

Total	$34,267	$39,680	$39,702	$27,528	$14,350	$41,883	$197,410

As shown below, 64% of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars:

Figure 25: Medium- and Long-Term Borrowings Raised by Currency, Excluding Derivatives

Section VIII: Capital Activities

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2018, IBRD had 189 member countries, with the top six accounting for 39% of the total voting power (Figure 26). The percentage of shares held by members with credit ratings of AA and above was 43% (Figure 27).

The United States is IBRD’s largest shareholder, with 15.98% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $43,521 million, or 16.85% of total uncalled capital.

As part of the “Voice reforms” aimed at enhancing the voice and participation of Developing and Transitional Countries (DTCs) in IBRD, shareholders agreed to two Selective Capital Increases (SCI), one of which was for allocating fully callable shares to certain DTCs. As a result of these capital increases, the voting power of DTCs increased to 46.9% as of June 30, 2018.

Subscribed Capital

Total subscribed Capital is comprised of paid-in Capital and Uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

Figure 26: Voting Power of Top Six Members as of June 30, 2018	Figure 27: Credit Ratings Composition of Member Countries, as of June 30, 2018

Table 24: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2018	2017	Variance
Subscribed capital
Uncalled Subscribed capital	94%	$258,274	$252,828	$5,446
Paid-in capital	6	16,456	16,109	347

Total subscribed capital	100%	$274,730	$268,937	$5,793

Uncalled Subscribed Capital

As of June 30, 2018, the total uncalled portion of subscriptions was $258,274 million. Of this amount, $219,784 million may be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. The remaining uncalled portion of subscriptions of $38,490 million is to be called only when required to meet obligations for funds borrowed or on loans guaranteed by IBRD, pursuant to resolutions of the Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $35,858 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

National Currency Paid- In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles, and is also subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies.

Capital Increases

The subscription periods for the GCI and SCI agreed by shareholders in 2010 have both ended, resulting in a $4,952 million increase in paid-in capital. This increase has strengthened IBRD’s usable equity, enabling it to support additional lending. Table 25 shows the status of subscriptions and paid-incapital as of June 30, 2018.

During FY18, a total of $5,793 million was subscribed under the GCI, resulting in additional paid-in capital of $347 million.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed in principle, a package of policy and financial measures designed to enhance IBRD’s financial capacity on a sustainable basis. The package includes a GCI and SCI that will provide IBRD with up to $7.5 billion in additional paid-in capital. Governors are currently voting on resolutions to implement these capital increases.

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which restrictions for use have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 26.

The $396 million increase in usable paid-in capital between FY18 and FY17 was primarily due to the following:

Paid-in Capital: The increase of $347 million primary reflects subscriptions by members in connection with the GCI.

Changes in released NCPIC: The movement in net deferred MOV of $47 million was mainly due to exchange rate movements in euro and Japanese yen.

Table 25: Capital Subscriptions

In millions of U.S. dollars

	Subscribed		Paid-in
As of June 30, 2018	Expected	Actual	Expected	Actual
GCI	$58,400	$56,742	$3,504	$3,404
SCI	28,609	27,771	1,585	1,548

Total	$87,009	$84,513	$5,089	$4,952

Table 26: Usable Paid-In Capital

In millions of U.S dollars

As of June 30,	2018	2017	Variance
Paid-in Capital	$16,456	$16,109	$347
Adjustments for deferred MOV on released NCPIC
Net deferred MOV (receivable) payable [a]	27	(20)	47
Adjustments for unreleased NCPIC :
Restricted cash	(83)	(83)	—
Demand notes	(361)	(305)	(56)
MOV receivable	(313)	(369)	56
MOV payable	6	4	2

Total Adjustments for unreleased NCPIC	(751)	(753)	2

Usable paid-in capital	$15,732	$15,336	$396

a.	The MOV on released NCPIC is considered to be deferred.

Usable Equity

Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity forms the foundation of the three frameworks used by IBRD to manage its capital adequacy, credit risk and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and Loan Loss Provisioning Framework

•	Equity Management Framework

Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (See Table 27). The components of retained earnings and reserves which are included in usable equity are as follows:

Special Reserve: Amount set aside in pursuant of IBRD’s Articles, held in liquid form and to be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees;

General Reserve: Consists of earnings from prior fiscal years which the Board has approved to be retained in IBRD’s equity. On August 9, 2018, the Board approved the addition of $913 million to the General Reserve from FY18 net income;

Cumulative Translation Adjustments: These adjustments comprise translation adjustments on revaluing currency balances to U.S. dollars for reporting purposes. For usable equity purposes, these amounts exclude cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;

Underfunded Status of Pension Plans and Other Adjustments: These adjustments relate to the net underfunded status of IBRD’s pension plans (See Table 37), and income earned on PEBP assets prior to FY11.

The increase in usable equity in FY18, primarily reflects the decrease in the underfunded status of IBRD’s pension plans, as discussed in Section XII, the increase in reserve retention out of the FY18 allocable income, and the increase in usable paid-in capital, as discussed above.

Table 27: Usable Equity

In millions of U.S. dollars

				Variance
As of June 30,	2018	2017	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,732	$15,336	$396	$347	$49
Special reserve	293	293	—	—	—
General reserve [a]	28,606	27,693	913	913	—
Cumulative translation adjustment	(465)	(567)	102	—	102
Other adjustments	(648)	(1,035)	387	386	1

Equity (usable equity)	$43,518	$41,720	$1,798	$1,646	$152

a.	Includes proposed transfer to the General Reserve of $913 million, which for FY18 (FY17- $672 million) was subsequently approved by IBRD’s Executive Directors on August 9, 2018 (August 3, 2017).

Section IX: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

(i)	Business units are responsible for directly managing risks in their respective functional areas

(ii)	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

(iii)	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Figure 28: Financial and Operational Risk Management Structure

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The following three departments report directly to the CRO:

Credit Risk Department

•  Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public.

•  Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.

•  Whenever a new financial product is being considered for introduction, this department reviews any implications for country credit risk.

The Market and Counterparty Risk Department

•  Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.

•  Ensuring effective oversight, which includes: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v) implementing the model risk governance framework. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.

The Operational Risk Department (CROOR)

•  Provides direction and oversight for operational risk activities by business function.

•  The department’s key operational risk management responsibilities include (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and providing direction to business unit partners to ensure consistent application, (iii) assisting and guiding business unit partners in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helping identify emerging risks and trends through monitoring of internal and external risk events, (v) supporting risk response and mitigating actions, and preparing a corporate Operational Risk Report for review and discussion by the ORC.

•  The department is also responsible for business continuity management and enterprise risk management functions.

The risk in operations in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

Risk Committees

Figure 29 depicts IBRD’s management risk committee structure for financial and operational risks.

Figure 29: Risk Committee Structure for Financial and Operational Risks

Financial Risk Committees:

The Finance and Risk Committee (FRC), a Vice President level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks in the areas of finance, which include country credit, market, counterparty, liquidity and model risks. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place, and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss the financial performance, new products and services, and risk management of IBRD.

In addition to the FRC, two other committees work under the authority of the MDCFO and the CRO, which provide technical expertise and guidance on new initiatives, and equity management framework surveillance issues:

•

New Business Committee (NBC) is a standing committee of the FRC under the authority of the MDCFO. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

•

Equity Management Framework Surveillance Committee (EMFSC) was established in FY17 as a standing committee of the FRC under the authority of the MDCFO to ensure a consistent, transparent and effective managerial and reporting process for monitoring the performance of the EMF portfolio and the implementation of possible strategic changes.

Operational Risk Committees:

The Enterprise Risk Committee (ERC) is a corporate committee that has oversight over operational and non-financial risks across IBRD. Chaired by the Managing Director and Chief Administrative Officer (MDCAO), it consists of a Vice President level committee to review and discuss enterprise risk matters. Specifically, the Committee has a governance role over risk matters relating to corporate security, business continuity and IT security. The ERC also sponsors the further development of the enterprise risk management framework, including an annual high-level survey of emerging top risks for IBRD.

•

Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken, and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CRO and escalates significant risks/decisions to the FRC and ERC.

Box 7: Summary of IBRD’s Specific Risk Categories
Types of Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Credit Risk	Counterparty credit limits and collateral

Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Operational Risk	Risk assessment and monitoring of key risk indicators and events

Summary and Management of IBRD’s Specific Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 7). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. For FY18, the outcome of the stress tests was satisfactory.

At the beginning of the global financial crisis, the equity-to-loans ratio stood at 38% as of June 30, 2008, significantly exceeding the then minimum of 23% equity-to-loans ratio. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. The capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20% to reflect the significant long-term improvement in IBRD’s loan portfolio credit quality. The lowering of the minimum equity-to-loans ratio has allowed IBRD to use its equity more effectively to support a larger volume of development lending and thus enhance IBRD’s commitment capacity, including for responding to potential crises (Figure 30). This is part of the strategy to maximize the use of capital for lending operations.

Figure 30: Equity-to-Loans Ratio

Table 28: Equity-to-Loans Ratio

In millions of U.S. dollars, except for ratios

				Variance
As of June 30,	2018	2017	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,732	$15,336	$396	$347	$49
Special reserve	293	293	—	—	—
General reserve [a]	28,606	27,693	913	913	—
Cumulative translation adjustment [b]	(465)	(567)	102	—	102
Other adjustments [c]	(648)	(1,035)	387	386	1

Equity (usable equity)	$43,518	$41,720	$1,798	$1,646	$152

Loans exposure	$185,589	$179,259	$6,330	$5,835	$495
Present value of guarantees	2,540	1,801	739	511	228
Effective but undisbursed DDOs	4,548	4,422	126	126	—
Relevant accumulated provisions	(1,607)	(1,631)	24	28	(4)
Deferred loan income	(448)	(451)	3	3	—
Other exposures	(692)	(516)	(176)	(249)	73

Loans (total exposure)	$189,930	$182,884	$7,046	$6,254	$792

Equity-to-Loans Ratio	22.9%	22.8%

a.	Includes proposed transfer to the General Reserve, which for FY18 (FY17) was subsequently approved by IBRD’s Executive Directors on August 9, 2018 (August 3, 2017).
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s equity-to-loans ratio remained broadly unchanged at 22.9% as of June 30, 2018, compared to 22.8% as of June 30, 2017, and remained above the 20% minimum threshold level (Table 28), despite an increase in loan exposures driven by the $5.6 billion of net loan disbursements. Countering this impact was the increase in IBRD’s usable equity due to the decrease in the underfunded status of the pension plans, as discussed in Section VIII and XII, as well as the proposed retention of $913 million in the General Reserve. Exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio. Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into non-accrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large non-accrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).

Equitable Access Limit

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2018, the SLL totaled $302.9 billion, of which the outstanding loans and callable guarantees totaled $188.1 billion, or 62.1% of the SLL. The EAL was $30.3 billion, as of June 30, 2018.

Single Borrower Limit (SBL)

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The Executive Directors approved a new SBL framework on June 28, 2018, which is effective July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. GDI is the level of GNI per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $6,795 as of July 1, 2018. Under the new system, the SBL is $21 billion for highly creditworthy countries below the GDI and $19.5 billion for highly creditworthy countries above the GDI. In the event that a borrowing country eligible for one of the limits set under the new SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Executive Directors. Currently, there are two countries below-GDI and two countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits are set below the relevant SBL.

As of June 30, 2018, the ten countries with the highest exposures accounted for about 63% of IBRD’s total exposure (Figure 31). IBRD’s largest exposure to a single borrowing country was $16.2 billion on June 30, 2018. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 31: Country Exposures as of June 30, 2018

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential non-accrual events on equity and income earning capacity.

Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

Box 8: Treatment of Overdue Payments
Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months

All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 8). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2018, no IBRD borrowing countries in the accrual portfolio had overdue payments beyond 30 days.

Zimbabwe is the only country in IBRD’s portfolio in non-accrual status. The value of exposures to Zimbabwe remained unchanged as of June 30, 2018, from $435 million as of June 30, 2017, as no payments were received from Zimbabwe (FY17: $9 million).

Implications for Loan Loss Provisions and Other Exposures

In FY18, IBRD recorded a release of provision of $28 million for losses on loans and other exposures, compared with a $14 million charge during the same period in FY17. The main driver of the decrease in the provisioning requirement, despite the increase in IBRD’s lending exposures from $184.9 billion as of

June 30, 2017 to $190.9 billion as of June 30, 2018, was the favorable impact of the annual update of the inputs used for estimating the loan loss provisioning methodology. The accumulated provision for losses on loans and other exposures of $1,645 million as of June 30, 2018 was less than 1% of total exposures, largely unchanged compared with prior year ($1,671 million as of June 30, 2017 and less than 1% of total exposures). See Notes to Financial Statements: Note D -Loans and Other Exposures.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the normal risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, taking into account; current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities.

IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 29).

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.

Under IBRD’s mark-to-market collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2018, IBRD had received collateral of cash and securities totaling $1.5 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments).

Investment Securities

The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 9).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer department, as deemed necessary.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits) (Table 29).

IBRD’s overall commercial counterparty credit exposure, net of collateral held, remained broadly unchanged and hovered around $72 billion as of June 30, 2018. As shown on Table 29, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 70% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Box 9: Eligibility Criteria for IBRD’s Investments[a]
Instrument Securities	Description
Sovereigns

IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies

IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity other than the government of a member country, with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits[b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least 2 Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases

IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets

IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	All investments are subject to approval by the Chief Risk Officer department, and must appear on the “Approved List” created by the department.
b.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Table 29: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure		% of Total
AAA	$5,127	$13,319	$ —	$18,446		26%
AA	3,388	28,208	177	31,773		44
A	13,045	8,365	66	21,476		30
BBB	118	33	11	162	*
BB or lower/unrated	—	9	—	9	*

Total	$21,678	$49,934	$254	$71,866		100%

	As of June 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure		% of Total
AAA	$6,914	$12,671	$ —	$19,585		27%
AA	8,202	18,956	—	27,158		38
A	15,514	9,656	22	25,192		35
BBB	1	15	3	19	*
BB or lower/unrated	—	7	1	8	*

Total	$30,631	$41,305	$ 26	$71,962		100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

•

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2018, the notional amounts and net fair value exposures under these agreements were $11.5 billion and $0.6 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2018, the notional amount under this agreement was $5.6 billion. As of June 30, 2018, IBRD had no exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of June 30, 2018, IDA was not required to post any collateral with IBRD.

•

Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2018, the notional amounts and net fair value exposures under this agreement were $2.7 billion and $0.6 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2018, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2018, IBRD recorded a CVA adjustment on its Balance Sheet of $12 million, and a DVA of $57 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. (Figures 32-33)

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Figure 32: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2018

In millions of U.S. dollars, except for ratios

a.	Excludes discount notes.
*	Denotes percentage less than 0.5%.

Figure 33: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2018

In millions of U.S. dollars, except for ratios

*	Denotes percentage less than 0.5%.

Low Interest Rate Environment

Loans to borrowing countries:

Under IBRD’s loan agreements, interest is required to be paid by borrowers to IBRD, and not vice versa. As a result, in the event that an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Revenue from IBRD’s equity:

Revenue from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR) as illustrated in Figure 33.

Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.9%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five-years based on market and macroeconomic conditions.

The EMF strategy was fully deployed in FY18, with equity invested in derivatives earning interest rates that are higher than if equity remained invested in short-term interest rates. As measured by duration, the interest rate sensitivity of IBRD’s equity was 2.9 years as of June 30, 2018 (3.1 years as of June 30, 2017).

The interest revenue from EMF in FY18 was $217 million, compared to $383 million in FY17, as discussed in Section III. The market value of the EMF position was a net liability position of $0.4 billion as of June 30, 2018 compared with a net asset position of $0.4 billion as of June 30, 2017. The decrease was primarily as a result of the unrealized mark-to-market losses of $0.8 billion due to the increase in U.S. dollar interest rates experienced during the year. (See Section X)

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit spread products in both developed and emerging market economies (see investment eligibility criteria in (Box 9). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY18, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (See Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion (Table 11):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected.

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark, but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 27% of the loan portfolio as of June 30, 2018 (28% as of June 30, 2017), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio funded by equity and therefore subject to the EMF.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm (see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements). While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency (Figure 34). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the year generally do not have an impact on the overall equity-to-loans ratio.

Figure 34: Currency Composition of Loan and Borrowing Portfolios as of June 30, 2018

*	Denotes percentage less than 0.5%.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the Prudential Minimum. In FY15, the range was raised to about 140% to 175%, reflecting Management’s desire to hold sufficient liquidity to cover twelve-months of projected debt service obligations and net loan disbursements. In June 2017, the Board approved a new Target Liquidity Level of twelve-months coverage as calculated at the start of every fiscal year. The new Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150 percent maximum guideline applies to the portfolio and it continues to function as a guideline rather than a hard ceiling. The maximum guideline will be applied to the Target Liquidity Level rather than to the new Prudential Minimum.

As of June 30, 2019, the liquid asset portfolio was 138% of the Target Liquidity Level. The increased level of liquidity reflects the higher Prudential Minimum, as well as higher projected debt service and loan disbursements for the coming fiscal year. The FY19 Prudential Minimum liquidity level is set at $44.8 billion.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and safety, business continuity, external vendor risks and cyber security. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions.

Section X: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair value adjustments are recorded on IBRD’s fair value income statement, and reflect the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 30).

Borrowing Portfolio: For FY18, IBRD experienced $375 million of unrealized mark-to-market losses, which was mainly comprised of unrealized mark-to-market losses due to the tightening of IBRD’s credit spread relative to LIBOR, and change in fair value as the instruments approach maturity, partially offset by mark-to-market gains due to the increase in interest rates. IBRD’s credit spread is defined as its funding cost relative to LIBOR.

Loan Portfolio: For FY18, IBRD experienced a $247 million increase in the fair value of its loans. This was mainly driven by the impact of the increase in interest rates on the loan related derivatives. For the loans, the increase in interest rates resulted in unrealized mark-to-market losses, which were partially offset by the change in fair value as the loans approach maturity.

Table 30: Summary of Fair Value Adjustments on Non-Trading Portfolios a

In millions of U.S. dollars

For the fiscal year-ended June 30,	2018	2017
Borrowing portfolio	$(375)	$(246)
Loan portfolio	247	315
EMF	(799)	(1,701)

Total	$(927)	$(1,632)

a.	See Table 34 for reconciliation to the fair value comprehensive basis net income.

Table 31: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of June 30, 2018	Interest rate Effect on Fair Value Income Sensitivity a c	Credit Effect on Fair Value Income Sensitivity b c
Borrowing portfolio	$5	$63
Loan portfolio	(13)	(29)
EMF	(11)	*
Investment portfolio	(1)	(2)

Total (loss)/gains	$(20)	$32

a.	After the effects of derivatives.
b.	Excludes CVA/DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates/ credit spreads.
*	Sensitivity is marginal

Figure 35: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of approximately $20 million as of June 30, 2018 (Table 31).

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

•

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small (Figure 35). As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

•

EMF: At the end of FY18, a one basis point increase in interest rates would result in unrealized mark-to-market losses of $11 million on the EMF (unrealized mark-to-market losses of $12 million at the end FY17).

Figure 35 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF and investment portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $63 million on the bonds. These would be significantly offset by the $58 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $5 million for the portfolio.

Effect of Credit

•

Investments. IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 9). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of about $2 million on the market value of the portfolio.

•

Borrowings. IBRD does not hedge its own credit. The dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $63 million of unrealized mark-to-market gains. IBRD’s income is positively correlated with its credit spreads (Figure 36). The tightening of IBRD’s own credit spreads has a negative effect on IBRD’s Statement of Income. For FY18, the tightening of IBRD’s credit spreads resulted in unrealized mark-to-market losses of $652 million compared to unrealized mark-to-market losses of $830 million in FY17 due to the tightening of its credit spreads.

Figure 36: Impact of IBRD’s Credit Spreads on Income

•

Loans.    IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is about $29 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives.    IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, and EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

¡	Stringent selection of commercial derivative counterparties,

¡	Daily marking-to-market of derivative positions, and

¡	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in the CVA and IBRD’s own credit is reflected in the DVA. The net effect of the CVA and DVA adjustments to IBRD’s Balance Sheet was positive $45 million on June 30, 2018, as discussed in Section IX.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI):

•

Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net positive currency translation adjustment in FY18 is mainly due to the 2.1% appreciation of the euro against the U.S. dollar in FY18, compared to the 2.3% appreciation of the euro last year (Table 32).

•

Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. There was a decrease in the underfunded status of the pension plans from $2.1 billion as of June 30, 2017 to $1.3 billion as of June 30, 2018, net of PEBP assets, primarily reflecting the increase in plan assets due to higher asset returns. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates. See Section XII for further discussion on the pension plans.

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 33-35 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 35 provides a reconciliation of all fair value adjustments.

Table 32: Summary of Changes to AOCI (Fair Value Basis)

In millions U.S. dollars

For the fiscal year-ended June 30,	2018	2017	Variance
Unrecognized net actuarial gains (losses) on benefit plans, net	$834	$2,543	$(1,709)
Unrecognized net prior service credit (cost) on benefit plans, net	24	24	—
Derivatives and hedging transition adjustment [a]	6	2	4
Currency translation adjustments	98	188	(90)
Of which:
Loan portfolio	679	781	(102)
Borrowing portfolio	(508)	(517)	9
Net other assets and liabilities	(73)	(76)	3

Total	$962	$2,757	$(1,795)

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

Table 33: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of June 30, 2018				As of June 30, 2017
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$619	$—		$619	$683	$—		$683
Investments	72,569	—		72,569	72,973	—		72,973
Net loans outstanding	183,588	3,062		186,650	177,422	3,727		181,149
Receivable from derivatives	141,716	—		141,716	150,112	—		150,112
Other assets	4,564	—		4,564	4,708	—		4,708

Total assets	$403,056	$3,062		$406,118	$405,898	$3,727		$409,625

Borrowings	$208,009	$10	[a]	$208,019	$205,942	$13	[a]	$205,955
Payable for derivatives	147,096	—		147,096	153,129	—		153,129
Other liabilities	6,107	—		6,107	7,029	—		7,029

Total liabilities	361,212	10		361,222	366,100	13		366,113
Paid-in capital stock	16,456	—		16,456	16,109	—		16,109
Retained earnings and other equity	25,388	3,052		28,440	23,689	3,714		27,403

Total equity	41,844	3,052		44,896	39,798	3,714		43,512

Total liabilities and equity	$403,056	$3,062		$406,118	$405,898	$3,727		$409,625

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 34: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars

For the fiscal year-ended June 30,	2018	2017	Variance
Net income (loss) from Table 1	$698	$(237)	$935
Fair value adjustment on loans [a]	(669)	(1,214)	545
Changes to AOCI	962	2,757	(1,795)

Net Income on fair value comprehensive basis	$991	$1,306	$(315)

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $28 million release – June 30, 2018, and $14 million release on June 30, 2017.

Table 35: Fair Value Adjustments, net

In millions of U.S. dollars

	For the fiscal year-ended June 30, 2018
	Unrealized gains (losses)	Realized gains		Fair Value Adjustment from Table 34	Other Adjustments		Total (See Table 30)
Borrowing portfolio [c]	$(381)[a]	$	*	$—	$6	[b]	$(375)
Loan portfolio [c]	916		—	(669)	—		247
EMF [d]	(799)		—	—	—		(799)
Asset-liability management portfolio [d]	(2)		—	—	2		—
Client operations portfolio	*		—	—			—

Total	$(266)	$	*	$(669)	$8		$(927)

	For the fiscal year-ended June 30, 2017
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 34	Other Adjustments	Total (See Table 30)
Borrowing portfolio [c]	$(254)	$6	$—	$2 [b]	$(246)
Loan portfolio [c]	1,529	—	(1,214)	—	315
EMF [d]	(1,701)	—	—	—	(1,701)
Asset-liability management portfolio [d]	(5)	—	—	5	—
Client operations portfolio	12	—	—	(12)	—

Total	$(419)	$6	$(1,214)	$(5)	$(1,632)

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

Section XI: Contractual Obligations

In conducting its business, IBRD enters into various contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases and capital expenditures, and other long-term liabilities. Table 36 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, payable for currency and interest rate swaps, payable for investment securities purchased, guarantees, and cash received under agency arrangements.

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•

Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to be in excess of normal requirements, and are in line with IBRD’s budget.

•

Other Long-Term Liabilities: IBRD provides a number of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its balance sheet. The obligations payable represent expected benefit payments including contributions to the pension plans, these include future service and pay accruals for current staff but exclude future hires.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (See Notes to Financial Statements, Note H for Transactions with Affiliated Organizations).

Table 36: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2018
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$44,867	$79,382	$41,878	$41,882	$208,009
Operating leases	78	124	65	126	393
Contractual purchases and capital expenditures	37	44	—	—	81
Other long-term liabilities	581	131	90	185	987

Total	$45,563	$79,681	$42,033	$42,193	$209,470

Section XII: Pension and Other Post-Retirement Benefits

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all of their employees, retirees and beneficiaries. All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio. (See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). The World Bank has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance stand point, both committees are independent from IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

Contributions to the SRP and RSBP are irrevocable, and assets are held in separate trusts, and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2018, IBRD and IDA’s share of the assets amounted to $21.8 billion (See Table 37). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution amount on the basis of actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY18, the WBG’s contribution rate to the Plans was 30.15% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the plan which depend on how the plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since FY99. If the return on the pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (that reflect the long- term cost of the plan benefit), the plan benefits will be funded over time.

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the realism and appropriateness for the LTRRO. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits for asset allocation, expected return on plan assets and assumptions used to determine the PBO.

Environmental, Social and Governance (ESG) Policies

The Plan has a long-standing ESG policy that has been updated to reflect the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s ESG policy states that consideration of ESG factors, including but not limited to environmental practices, worker safety and health standards, and corporate governance, can add value to the investment process and affect assessment of the risk and return characteristics of investments.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in a number of different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The decrease in the underfunded status of the pension plans for the World Bank from $2.1 billion as of June 30, 2017 to $1.3 billion as of June 30, 2018, net of PEBP assets, primarily reflects the increase in the Plan Assets due to better asset returns. The impact of the increase in AA-rated corporate bond yields was significantly offset by the increase in inflation, resulting in a marginal increase in the AA interest rates used to discount the plan liability (real discount rate). As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

Table 37: Funded Status of the Plans

In millions U.S. dollars

	As of June 30, 2018
Total Plan	SRP	RSBP	PEBP	Total
PBO	$(18,429)	$(2,937)	$(1,778)	$(23,144)
Plan assets	$17,969	$2,837	$1,028	$21,834

Funded Status	$(460)	$(100)	$(750)	$(1,310)

IBRD’s share				(600)

	As of June 30, 2017
Total Plan	SRP	RSBP	PEBP	Total
PBO	$(17,741)	$(2,939)	$(1,592)	$(22,272)
Plan assets	$16,756	$2,593	$873	$20,222

Funded Status	$(985)	$(346)	$(719)	$(2,050)

IBRD’s share				(986)

Section XIII: Critical Accounting Policies and The Use of Estimates

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•

The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are generally individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•

The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from IBRD’s total loans outstanding. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

Fair Value of Financial Instruments

In FY18, all fair value adjustments were recognized through the Statement of Income. Under new guidance published by the Financial Accounting Standards Board (FASB), effective July 1, 2018, fair value adjustments relating to changes in IBRD’s own credit will be reported in OCI (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies, and Note D-Loans and Other Exposures).

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 38 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2018. As of June 30, 2018, all of IBRD’s loans were carried at amortized cost.

Table 38: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year-ended June 30,	2018		2017
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$1,640	$214,285	$1,504	$223,085
As a percentage of total assets at fair value	0.77%		0.67%
Total Liabilities at fair value	$6,350	$355,115	$3,857	$359,130
As a percentage of total assets at fair value	1.79%		1.07%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

Section XIV: Governance and Controls

Figure 37: Governance Structure

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.

Board Membership

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

The Board and its committees are in continuous session at the main World Bank offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of 8 members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (See further explanation below).

•

Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.

•

Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, monitoring the quality and results of operations.

•

Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.

•

Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance risks in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor’s provision of non-audit-relates services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.

In FY17, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States and in the International Standards on Auditing.

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 is the final year of KPMG LLP’s second term as IBRD’s external auditor.

Following a mandatory rebidding of the external audit contract, IBRD’s Executive Directors approved the appointment of Deloitte as IBRD’s external auditor for a five-year term commencing FY19.

Internal Control

Internal Control Over External Financial Reporting

Each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over external financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control—Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since FY16, IBRD has been using the 2013 COSO framework to assess the effectiveness of the internal control over external financial reporting. As of June 30, 2018, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over External Financial Reporting” on page 76.

Concurrently, IBRD’s external auditor provides a report stating IBRD maintained, in all material respects, effective internal control over external financial reporting. See Independent Auditor’ Report on page 80.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2018.

Appendix

Glossary of Terms

Articles: IBRD’s Articles of Agreement

Below GDI Country: means a country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.

Board: The Board of Executive Directors

Budget Anchor: Measure established to monitor net administrative expenses against loan spread revenue (loan interest margin, commitment and guarantee fees).

Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit valuation adjustment (DVA): The DVA represents the market value of IBRD’s own credit risk for uncollateralized derivative instruments and is reflected in the fair value of derivative instruments.

Duration: Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 28.

Equity Savings: Interest cost saved by deploying equity instead of debt to fund loans.

Interest Margin: The spread between loan returns and associated debt cost.

IDA18: The adequacy of IDA’s resources are periodically reviewed every three years. IDA is currently in its Eighteenth Replenishment of resources (IDA18), which is effective from July 1, 2017 until June 30, 2020.

Maintenance of Value (MOV): Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Net Loan Disbursements: Loan disbursements net of repayments and prepayments.

Prudential Minimum: The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level.

Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL): The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

Target Liquidity Level (TLL): The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.

U.S. GAAP: Accounting principles generally accepted in the United States of America.

World Bank: The World Bank consists of IBRD and IDA.

World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

Abbreviations and Acronyms

AFDB: African Development Bank	IFFIm: International Finance Facility for Immunisation

AMC: Advance Market Commitment for Vaccines against Pneumococcal Diseases	IFLs: IBRD Flexible Loans

AOCI: Accumulated Other Comprehensive Income	IPF: Investment Project Financing

BETF: IBRD-Executed Trust Funds	LIBID: London Interbank Bid Rate

COSO: Committee of Sponsoring Organizations of the Treadway Commission	LIBOR: London Interbank Offered Rate
LLP: Loan Loss Provision

CCSAs: Cross-Cutting Solution Areas	LTRRO: Long-Term Real Return Objective

CDS: Credit Default Swaps	MDB: Multilateral Development Bank

CVA: Credit Value Adjustment	MDCAO: Managing Director and World Bank Group Chief Administrative Officer

CRO: Vice President and WBG Chief Risk Officer	MDCFO: Managing Director and World Bank Group Chief Financial Officer
DDO: Deferred Drawdown Option

DPF: Development Project Financing	MDCOO: Managing Director and Chief Operating Officer

DTCs: Developing and Transitional Countries	MIGA: Multilateral Investment Guarantee Agency

DVA: Debit Valuation Adjustment	MOV: Maintenance-Of-Value

EAL: Equitable Access Limit	NBC: New Business Committee

EDF: Expected default frequency	NCPIC: National Currency Paid-in Capital

EEA: Exposure Exchange Agreement	ORC: Operational Risk Committee

EFOs: Externally Financed Outputs	PAF: Pilot Auction Facility for Methane and Climate Change Mitigation
EMF: Equity Management Framework

ESG: Environmental, Social and Governance	PEF: Pandemic Emergency Financing Facility

FASB: Financial Accounting Standards Board	PBAC: Pension Benefits Administration Committee

FIFs: Financial Intermediary Funds	PBO: Pension Benefit Obligation

FRC: Finance and Risk Committee	PCRF: Post Retirement Contribution Reserve Fund

GAVI: Global Alliance for Vaccines and Immunization	PEBP: Post-Employment Benefit Plan

GCI: General Capital Increase	PFC: Pension Finance Committee

GDI: Graduation Discussion Income	PforR: Program-for-Results

GNI: Gross National Income	RAS: Reimbursable Advisory Services

GMFs: Grant-Making Facilities	RAMP: Reserves Advisory Management Program

GPs: Global Practices	RETF: Recipient-Executed Trust Funds

IADB: Inter-American Development Bank	RSBP: Retired Staff Benefits Plan

IBRD: International Bank for Reconstruction and Development	SCI: Selective Capital Increase

ICSID: International Centre for Settlement of Investment Disputes	SDPL: Special Development Policy Loans

IFC: International Finance Corporation	SBL: Single Borrower Limit

IDA: International Development Association	SLL: Statutory Lending Limit

SRP: Staff Retirement Plan

Eligible Borrowing Member Countries by Regiona

Region	Countries
Africa ..............................................	Angola, Botswana, Cabo Verde, Cameroon, Republic of Congo, Equatorial Guinea, Eswatini, Gabon, Kenya, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Zimbabwe

East Asia and Pacific ......................	China, Fiji, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea, Philippines, Thailand, Timor-Leste, Vietnam

Europe and Central Asia ................	Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Turkey, Turkmenistan, Ukraine, Uzbekistan

Latin America and Caribbean ........	Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa ........	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia

South Asia ......................................	India, Pakistan, and Sri Lanka

a.	A commitment has been made to Cote D’ Ivoire, an IDA only country, based on Special Approval from the Board.

See Summary Statement of Loans in IBRD’s Financial Statements for balances by country.

List of Tables, Figures and Boxes

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS JUNE 30, 2018

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of

Internal Control over External Financial Reporting

August 9, 2018

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and audit of its internal control over external financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2018. This assessment was based on the criteria for effective internal control over external financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2018. The independent audit firm that audited the financial statements has issued an Independent Auditors Report which expresses an opinion on IBRD’s internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Joaquim Vieira Ferreira Levy

Managing Director and World Bank Group Chief Financial Officer

Bernard Lauwers
Vice President and World Bank Group Controller

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have audited the International Bank for Reconstruction and Development’s (IBRD) internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2018 and 2017, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2018, and our report dated August 9, 2018 expressed an unmodified opinion on those consolidated financial statements.

Washington, D.C.

August 9, 2018

INDEPENDENT AUDITORS’ REPORT

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheets as of June 30, 2018 and 2017, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2018 in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2018 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, IBRD’s internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 9, 2018 expressed an unmodified opinion on the effectiveness of IBRD’s internal control over financial reporting.

Washington, D.C.

August 9, 2018

BALANCE SHEET

June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2018	2017
Assets

Due from banks—Notes C and L
Unrestricted cash	$542	$613
Restricted cash	77	70

	619	683

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $29 million—June 30, 2018; $20 million—June 30, 2017)—Notes C and L	72,352	72,752

Securities purchased under resale agreements—Notes C and L	217	221

Derivative assets
Investments—Notes C, F and L	38,015	42,630
Loans—Notes D, F and L	4,999	4,603
Client operations—Notes D, F, H and L	17,042	22,842
Borrowings—Notes E, F and L	80,518	78,824
Others—Notes F and L	1,142	1,213

	141,716	150,112

Other receivables
Receivable from investment securities traded—Note C	83	45
Accrued income on loans	1,539	1,227

	1,622	1,272

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	254,011	245,043
Less undisbursed balance	(68,422)	(65,588)

Loans outstanding	185,589	179,455
Less:
Accumulated provision for loan losses	(1,553)	(1,582)
Deferred loan income	(448)	(451)

Net loans outstanding	183,588	177,422

Other assets
Premises and equipment, net	1,158	1,114
Miscellaneous—Notes E, H and I	1,784	2,322

	2,942	3,436

Total assets	$403,056	$405,898

BALANCE SHEET

June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2018	2017
Liabilities

Borrowings—Notes E and L	$208,009	$205,942

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	122	373

Derivative liabilities
Investments—Notes C, F and L	37,298	43,713
Loans—Notes D, F and L	5,007	5,712
Client operations—Notes D, F, H and L	17,069	22,866
Borrowings—Notes E, F and L	86,161	80,026
Others—Notes F and L	1,561	812

	147,096	153,129

Payable to maintain value of currency holdings on account of subscribed capital	6	4

Other liabilities
Payable for investment securities purchased—Note C	82	205
Liabilities under retirement benefits plans—Notes J and K	2,338	2,923
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,559	3,524

	5,979	6,652

Total liabilities	361,212	366,100

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2018, and June 30, 2017)
Subscribed capital (2,277,364 shares—June 30, 2018, and 2,229,344 shares—June 30, 2017)	274,730	268,937
Less uncalled portion of subscriptions	(258,274)	(252,828)

Paid-in capital	16,456	16,109

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(361)	(305)

Receivable amounts to maintain value of currency holdings—Note B	(313)	(369)

Deferred amounts to maintain value of currency holdings—Note B	27	(20)

Retained earnings (Statement of Changes in Retained Earnings; Note G)	28,457	27,759

Accumulated other comprehensive loss—Note K	(2,422)	(3,376)

Total equity	41,844	39,798

Total liabilities and equity	$403,056	$405,898

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2018 and June 30, 2017 and June 30, 2016

Expressed in millions of U.S. dollars

	2018	2017	2016
Interest revenue
Loans, net—Note D	$3,515	$2,579	$1,605
Equity management, net	217	383	672
Investments—Trading, net	878	545	329
Other, net	25	5	8
Borrowings, net—Note E	(2,919)	(1,845)	(786)

Interest revenue, net of borrowing expenses	1,716	1,667	1,828

Provision for losses on loans and other exposures, release (charge)—Note D	31	(11)	(57)
Non interest revenue
Revenue from externally funded activities—Notes H and I	882	820	801
Commitment charges—Note D	87	70	34
Other, net—Note I	33	24	58

Total	1,002	914	893

Non interest expenses
Administrative—Notes H and I	(1,777)	(1,751)	(1,822)
Pension—Note J	(272)	(394)	(231)
Contributions to special programs	(18)	(22)	(67)
Other	(22)	(21)	(11)

Total	(2,089)	(2,188)	(2,131)

Board of Governors-approved and other transfers—Note G	(178)	(497)	(705)
Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and L	482	291	(31)
Unrealized mark-to-market (losses) gains on non-trading portfolios, net
Loans, net—Notes D, F and L	916	1,529	(1,234)
Equity management, net—Notes F and L	(799)	(1,701)	1,457
Borrowings, net—Notes E, F and L	(381)	(248)	507
Other, net—Note L	(2)	7	(32)

Total	(266)	(413)	698

Net income (loss)	$698	$(237)	$495

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016

Expressed in millions of U.S. dollars

	2018	2017	2016
Net income (loss)	$698	$(237)	$495

Other comprehensive income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	3	2	2
Net actuarial gains (losses) on benefit plans	834	2,543	(2,778)
Prior service credit (cost) on benefit plans, net	24	24	(2)
Currency translation adjustment	93	181	(135)

Total other comprehensive income (loss)	954	2,750	(2,913)

Comprehensive income (loss)	$1,652	$2,513	$(2,418)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016

Expressed in millions of U.S. dollars

	2018	2017	2016
Retained earnings at beginning of the fiscal year	$27,759	$27,996	$27,501
Net income (loss) for the fiscal year	698	(237)	495

Retained earnings at end of the fiscal year	$28,457	$27,759	$27,996

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016

Expressed in millions of U.S. dollars

	2018	2017	2016
Cash flows from investing activities
Loans
Disbursements	$(17,353)	$(17,819)	$(22,490)
Principal repayments	10,411	9,130	9,335
Principal prepayments	1,340	—	—
Loan origination fees received	13	11	27
Net derivatives-loans	41	35	21
Other investing activities, net	(181)	(146)	(153)

Net cash used in investing activities	(5,729)	(8,789)	(13,260)

Cash flows from financing activities
Medium and long-term borrowings
New issues	36,378	55,145	62,998
Retirements	(29,587)	(34,605)	(42,536)
Short-term borrowings
New issues	10,287	6,002	3,944
Retirements	(10,104)	(4,252)	(4,462)
Net short-term borrowings	(595)	5,150	(611)
Net derivatives-borrowings	(1,158)	66	(512)
Capital subscriptions	347	304	613
Other capital transactions, net	(7)	5	27

Net cash provided by financing activities	5,561	27,815	19,461

Cash flows from operating activities
Net income (loss)	698	(237)	495
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	266	413	(698)
Depreciation and amortization	803	660	668
Provision for losses on loans and other exposures, (release) charge	(31)	11	57
Changes in:
Investments-Trading, net	579	(21,453)	(2,702)
Net investment securities purchased/traded	(186)	(393)	(1,528)
Net derivatives-investments	(1,990)	883	(10)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(253)	153	(1,450)
Accrued income on loans	(305)	(105)	(710)
Miscellaneous assets	(11)	80	(20)
Accrued interest on borrowings	226	(166)	221
Accounts payable and miscellaneous liabilities	301	515	403

Net cash provided by (used in) operating activities	97	(19,639)	(5,274)

Effect of exchange rate changes on unrestricted cash	—	4	(16)

Net (decrease) increase in unrestricted cash	(71)	(609)	911
Unrestricted cash at beginning of the fiscal year	613	1,222	311

Unrestricted cash at end of the fiscal year	$542	$613	$1,222

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$495	$1,070	$(566)
Investment portfolio	(34)	(126)	60
Borrowing portfolio	497	525	24
Capitalized loan origination fees included in total loans	36	42	42
Interest paid on borrowings portfolio	2,492	1,865	436

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2018

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans [c,d]	Loans approved but not yet effective [a]	Undisbursed balance of effective loans [b]	Loans Outstanding	Percentage of total loans outstanding [e]
Albania [d]	$1,039	$102	$329	$608	0.33%
Angola [c]	1,235	453	311	471	0.25
Antigua and Barbuda	3	—	—	3	*
Argentina	9,346	800	2,324	6,222	3.35
Armenia [d]	953	—	260	693	0.37
Azerbaijan	2,395	—	265	2,130	1.15
Barbados	29	—	—	29	0.02
Belarus	1,301	14	424	863	0.47
Belize	43	—	25	18	0.01
Bolivia, Plurinational State of [c]	818	252	453	113	0.06
Bosnia and Herzegovina [d]	785	125	124	536	0.29
Botswana [c]	426	—	270	156	0.08
Brazil [d]	18,893	698	1,888	16,307	8.79
Bulgaria	931	—	33	898	0.48
Cabo Verde, Republic of	44	—	—	44	0.02
Cameroon	740	—	485	255	0.14
Chile [c]	281	80	50	151	0.08
China [d]	22,320	1,418	6,847	14,055	7.57
Colombia [c]	11,499	202	911	10,386	5.60
Congo, Republic of	172	47	105	20	0.01
Costa Rica [c]	1,143	—	347	796	0.43
Cote d’Ivoire	191	191	—	—	—
Croatia	1,512	—	180	1,332	0.72
Dominican Republic [c]	1,253	150	201	902	0.49
Ecuador [c]	1,497	463	608	426	0.23
Egypt, Arab Republic of	12,129	1,030	2,006	9,093	4.90
El Salvador	903	—	4	899	0.48
Eswatini	41	—	3	38	0.02
Fiji	121	—	49	72	0.04
Gabon [c]	695	—	355	340	0.18
Georgia [d]	1,207	—	337	870	0.47
Grenada	17	—	8	9	0.01
Guatemala	1,962	450	—	1,512	0.82
India [d]	25,879	1,226	11,256	13,397	7.22
Indonesia [d]	20,754	1,500	2,054	17,200	9.27
Iran, Islamic Republic of	239	—	—	239	0.13
Iraq	4,655	1,110	448	3,097	1.67
Jamaica	1,002	—	132	870	0.47
Jordan [d]	2,373	389	206	1,778	0.96
Kazakhstan	5,355	67	1,214	4,074	2.20
Kosovo	178	—	—	178	0.10
Latvia	163	—	—	163	0.09
Lebanon	1,868	938	477	453	0.24
Macedonia, former Yugoslav Republic of [d]	557	—	161	396	0.21
Mauritius	243	—	—	243	0.13
Mexico	15,587	180	1,114	14,293	7.70
Moldova	137	13	36	88	0.05
Montenegro [d]	339	7	109	223	0.12
Morocco	6,731	100	1,111	5,520	2.97
Nigeria [c]	500	—	376	124	0.07
Pakistan [d]	2,864	425	1,030	1,409	0.76
Panama [c]	1,563	180	180	1,203	0.65
Papua New Guinea	39	—	—	39	0.02
Paraguay	766	—	151	615	0.33
Peru	4,348	—	3,227	1,121	0.60
Philippines	7,032	140	1,792	5,100	2.75
Poland	8,548	—	488	8,060	4.34
Romania [d]	5,944	466	668	4,810	2.59

SUMMARY STATEMENT OF LOANS (CONTINUED)

June 30, 2018

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans [c,d]	Loans approved but not yet effective [a]	Undisbursed balance of effective loans [b]	Loans Oustanding	Percentage of total loans outstanding [e]
Russian Federation	$591	$—	$107	$484	0.26%
Serbia [d]	3,265	263	509	2,493	1.34
Seychelles	57	—	11	46	0.02
South Africa [c]	3,203	—	799	2,404	1.30
Sri Lanka	566	200	159	207	0.11
St. Kitts and Nevis	*	—	—	*	*
St. Lucia	5	—	—	5	*
St. Vincent and the Grenadines	2	—	—	2	*
Thailand	1,021	—	—	1,021	0.55
Timor-Leste	15	—	13	2	*
Trinidad and Tobago [c]	—	—	—	—	—
Tunisia	4,440	833	513	3,094	1.67
Turkey [d]	13,772	485	1,272	12,015	6.47
Ukraine	7,070	—	1,765	5,305	2.86
Uruguay	1,237	42	386	809	0.44
Uzbekistan	1,288	200	783	305	0.16
Vietnam	3,456	—	1,434	2,022	1.09
Zimbabwe	435	—	—	435	0.23

Total-June 30, 2018	$254,011	$15,239	$53,183	$185,589	100%

Total-June 30, 2017	$245,043	$11,321	$54,267	$179,455

*	Indicates amount less than $0.5 million or 0.005 percent

Notes

a.

Loans totaling $11,188 million ($9,039 million—June 30, 2017) have been approved, but the related agreements have not been signed. Loan agreements totaling $4,051 million ($2,282 million—June 30, 2017) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $60 million ($96 million—June 30, 2017).
c.	Guarantee provided under Exposure Exchange Agreement with a multilateral development organization (see Note D Loans and Other Exposures).
d.	Guarantee received under EEA with a multilateral development organization (see Note D—Loans and Other Exposures).
e.	May differ from the sum of individual figures due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2018

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,214	0.05%
Albania	1187	0.05	143.2	5.4	137.8	1,895	0.08
Algeria	11,724	0.51	1,414.3	85.0	1,329.3	12,432	0.52
Angola	3,708	0.16	447.3	23.1	424.2	4,416	0.18
Antigua and Barbuda	659	0.03	79.5	2.3	77.2	1,367	0.06
Argentina	26,387	1.16	3,183.2	191.6	2,991.5	27,095	1.12
Armenia	1,646	0.07	198.6	8.4	190.1	2,354	0.10
Australia [c]	31,592	1.39	3,811.1	233.4	3,577.7	32,300	1.34
Austria [c]	14,611	0.64	1,762.6	106.4	1,656.2	15,319	0.64
Azerbaijan	2,371	0.10	286.0	13.3	272.7	3,079	0.13
Bahamas, The	1,357	0.06	163.7	7.5	156.2	2,065	0.09
Bahrain	1,398	0.06	168.6	7.8	160.9	2,106	0.09
Bangladesh	6,468	0.28	780.3	43.8	736.5	7,176	0.30
Barbados	948	0.04	114.4	4.5	109.9	1,656	0.07
Belarus	4,211	0.18	508.0	28.8	479.2	4,919	0.20
Belgium [c]	37,413	1.64	4,513.3	276.8	4,236.5	38,121	1.58
Belize	586	0.03	70.7	1.8	68.9	1,294	0.05
Benin	1260	0.06	152.0	5.8	146.2	1,968	0.08
Bhutan	680	0.03	82.0	2.0	80.0	1,388	0.06
Bolivia, Plurinational State of	2,565	0.11	309.4	14.7	294.7	3,273	0.14
Bosnia and Herzegovina	827	0.04	99.8	7.8	91.9	1,535	0.06
Botswana	779	0.03	94.0	3.2	90.8	1,487	0.06
Brazil	53,509	2.35	6,455.1	386.8	6,068.3	54,217	2.25
Brunei Darussalam	2,373	0.10	286.3	15.2	271.1	3,081	0.13
Bulgaria	6,608	0.29	797.2	46.6	750.5	7,316	0.30
Burkina Faso	1,260	0.06	152.0	5.8	146.2	1,968	0.08
Burundi	1,043	0.05	125.8	4.6	121.3	1,751	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,437	0.06
Cambodia	493	0.02	59.5	4.6	54.9	1,201	0.05
Cameroon	2,202	0.10	265.6	12.4	253.3	2,910	0.12
Canada [c]	58,354	2.56	7,039.5	433.1	6,606.5	59,062	2.45
Central African Republic	975	0.04	117.6	3.9	113.8	1,683	0.07
Chad	975	0.04	117.6	3.9	113.8	1,683	0.07
Chile [c]	10,013	0.44	1,207.9	71.9	1,136.0	10,721	0.44
China	106,594	4.68	12,859.0	774.8	12,084.1	107,302	4.45
Colombia	9,730	0.43	1,173.8	69.7	1,104.1	10,438	0.43
Comoros	369	0.02	44.5	1.0	43.5	1,077	0.04
Congo, Democratic Republic of	3,416	0.15	412.1	31.0	381.1	4,124	0.17
Congo, Republic of	1,051	0.05	126.8	4.3	122.4	1,759	0.07
Costa Rica	1,123	0.05	135.5	8.4	127.1	1,831	0.08
Cote d’Ivoire	3,505	0.15	422.8	21.8	401.1	4,213	0.17
Croatia	2,906	0.13	350.6	21.7	328.8	3,614	0.15
Cyprus	1,851	0.08	223.3	11.2	212.1	2,559	0.11
Czech Republic [c]	7,993	0.35	964.2	58.1	906.1	8,701	0.36
Denmark [c]	17,796	0.78	2,146.8	129.2	2,017.6	18,504	0.77
Djibouti	801	0.04	96.6	2.8	93.8	1,509	0.06
Dominica	639	0.03	77.1	2.1	75.0	1,347	0.06
Dominican Republic	2,651	0.12	319.8	17.2	302.6	3,359	0.14
Ecuador	3,828	0.17	461.8	24.1	437.7	4,536	0.19
Egypt, Arab Republic of	10,682	0.47	1,288.6	76.8	1,211.8	11,390	0.47

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2018

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
El Salvador	330	0.01%	$39.8	$3.1	$36.7	1,038	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,423	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,301	0.05
Estonia [c]	1,170	0.05	141.1	6.1	135.1	1,878	0.08
Eswatini	499	0.02	60.2	2.0	58.2	1,207	0.05
Ethiopia	1,470	0.06	177.3	8.3	169.1	2,178	0.09
Fiji	1,251	0.05	150.9	6.7	144.2	1,959	0.08
Finland[c]	11,439	0.50	1,379.9	82.7	1,297.2	12,147	0.50
France[c]	90,404	3.97	10,905.9	672.4	10,233.5	91,112	3.78
Gabon	987	0.04	119.1	5.1	113.9	1,695	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,485	0.06
Georgia	2,275	0.10	274.4	12.7	261.7	2,983	0.12
Germany[c]	96,574	4.24	11,650.2	717.9	10,932.3	97,282	4.03
Ghana	2,202	0.10	265.6	16.1	249.5	2,910	0.12
Greece[c]	3,405	0.15	410.8	26.5	384.2	4,113	0.17
Grenada	673	0.03	81.2	2.4	78.8	1,381	0.06
Guatemala	2,001	0.09	241.4	12.4	229.0	2,709	0.11
Guinea	1,864	0.08	224.9	9.9	214.9	2,572	0.11
Guinea-Bissau	613	0.03	73.9	1.4	72.5	1,321	0.05
Guyana	1,526	0.07	184.1	7.7	176.4	2,234	0.09
Haiti	1,550	0.07	187.0	7.8	179.2	2,258	0.09
Honduras	641	0.03	77.3	2.3	75.0	1,349	0.06
Hungary[c]	10,793	0.47	1,302.0	77.9	1,224.1	11,501	0.48
Iceland[c]	1,742	0.08	210.1	10.3	199.8	2,450	0.10
India	69,923	3.07	8,435.2	508.1	7,927.1	70,631	2.93
Indonesia	23,031	1.01	2,778.3	167.2	2,611.1	23,739	0.98
Iran, Islamic Republic of	34,963	1.54	4,217.8	254.3	3,963.4	35,671	1.48
Iraq	3,875	0.17	467.5	33.0	434.5	4,583	0.19
Ireland [c]	7,787	0.34	939.4	55.3	884.1	8,495	0.35
Israel [c]	6,019	0.26	726.1	42.4	683.7	6,727	0.28
Italy [c]	63,372	2.78	7,644.9	469.3	7,175.6	64,080	2.66
Jamaica	3,267	0.14	394.1	21.8	372.3	3,975	0.16
Japan [c]	165,444	7.26	19,958.3	1,222.2	18,736.1	166,152	6.89
Jordan	2,009	0.09	242.4	10.9	231.5	2,717	0.11
Kazakhstan	4,573	0.20	551.7	31.3	520.4	5,281	0.22
Kenya	3,435	0.15	414.4	21.1	393.2	4,143	0.17
Kiribati	680	0.03	82.0	1.9	80.1	1,388	0.06
Korea, Republic of c	37,524	1.65	4,526.7	270.2	4,256.6	38,232	1.59
Kosovo, Republic of	1,262	0.06	152.2	7.3	144.9	1,970	0.08
Kuwait	19,432	0.85	2,344.2	141.0	2,203.2	20,140	0.84
Kyrgyz Republic	1,107	0.05	133.5	5.7	127.9	1,815	0.08
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	980	0.04
Latvia	1,754	0.08	211.6	10.4	201.2	2,462	0.10
Lebanon	1,062	0.05	128.1	6.3	121.8	1,770	0.07
Lesotho	945	0.04	114.0	3.8	110.2	1,653	0.07
Liberia	606	0.03	73.1	3.6	69.5	1,314	0.05
Libya	9,935	0.44	1,198.5	72.1	1,126.4	10,643	0.44
Lithuania	1,910	0.08	230.4	11.6	218.8	2,618	0.11
Luxembourg [c]	2,289	0.10	276.1	14.4	261.7	2,997	0.12
Macedonia, Former Yugoslav Republic of	541	0.02	65.3	4.0	61.2	1,249	0.05

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2018

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Madagascar	2,057	0.09%	$248.1	$11.2	$236.9	2,765	0.11%
Malawi	1,574	0.07	189.9	8.0	181.9	2,282	0.09
Malaysia	10,447	0.46	1,260.3	75.4	1,184.8	11,155	0.46
Maldives	469	0.02	56.6	0.9	55.7	1,177	0.05
Mali	1,670	0.07	201.5	8.7	192.8	2,378	0.10
Malta	1,361	0.06	164.2	7.5	156.7	2,069	0.09
Marshall Islands	469	0.02	56.6	0.9	55.7	1,177	0.05
Mauritania	1,308	0.06	157.8	6.1	151.7	2,016	0.08
Mauritius	1,574	0.07	189.9	9.1	180.8	2,282	0.09
Mexico [c]	40,119	1.76	4,839.8	291.1	4,548.6	40,827	1.69
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,187	0.05
Moldova	1,984	0.09	239.3	10.7	228.7	2,692	0.11
Mongolia	680	0.03	82.0	3.3	78.7	1,388	0.06
Montenegro	872	0.04	105.2	4.5	100.7	1,580	0.07
Morocco	6,619	0.29	798.5	44.9	753.5	7,327	0.30
Mozambique	1,332	0.06	160.7	6.8	153.9	2,040	0.08
Myanmar	3,465	0.15	418.0	21.4	396.6	4,173	0.17
Namibia	1,930	0.08	232.8	11.7	221.1	2,638	0.11
Nauru	586	0.03	70.7	2.4	68.3	1,294	0.05
Nepal	1,405	0.06	169.5	6.8	162.7	2,113	0.09
Netherlands [c]	45,829	2.01	5,528.6	339.5	5,189.0	46,537	1.93
New Zealand [c]	9,761	0.43	1,177.5	70.2	1,107.3	10,469	0.43
Nicaragua	873	0.04	105.3	3.4	101.9	1,581	0.07
Niger	1,233	0.05	148.7	5.6	143.1	1,941	0.08
Nigeria	16,187	0.71	1,952.7	117.4	1,835.3	16,895	0.70
Norway [c]	13,418	0.59	1,618.7	97.4	1,521.2	14,126	0.59
Oman	1,978	0.09	238.6	12.1	226.5	2,686	0.11
Pakistan	11,834	0.52	1,427.6	85.8	1,341.8	12,542	0.52
Palau	16	*	1.9	0.2	1.8	724	0.03
Panama	891	0.04	107.5	6.9	100.6	1,599	0.07
Papua New Guinea	1,864	0.08	224.9	9.9	214.9	2,572	0.11
Paraguay	1,766	0.08	213.0	9.3	203.7	2,474	0.10
Peru	7,691	0.34	927.8	54.6	873.2	8,399	0.35
Philippines	9,903	0.43	1,194.6	71.0	1,123.6	10,611	0.44
Poland [c]	17,129	0.75	2,066.4	124.1	1,942.2	17,837	0.74
Portugal [c]	7,511	0.33	906.1	53.3	852.7	8,219	0.34
Qatar	1,389	0.06	167.6	11.1	156.5	2,097	0.09
Romania	6,866	0.30	828.3	51.2	777.1	7,574	0.31
Russian Federation	66,505	2.92	8,022.8	483.5	7,539.3	67,213	2.79
Rwanda	1,502	0.07	181.2	7.5	173.7	2,210	0.09
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	983	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,407	0.06
St. Vincent and the Grenadines	352	0.02	42.5	0.8	41.6	1,060	0.04
Samoa	777	0.03	93.7	2.5	91.2	1,485	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,303	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,413	0.06
Saudi Arabia	66,505	2.92	8,022.8	484.6	7,538.2	67,213	2.79
Senegal	2,942	0.13	354.9	17.5	337.4	3,650	0.15
Serbia	3,606	0.16	435.0	27.0	408.1	4,314	0.18
Seychelles	263	0.01	31.7	0.2	31.6	971	0.04

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2018

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Sierra Leone	1,043	0.05%	$125.8	$4.6	$121.2	1,751	0.07%
Singapore	5,569	0.24	671.8	41.9	630.0	6,277	0.26
Slovak Republic [c]	4,075	0.18	491.6	29.2	462.4	4,783	0.20
Slovenia [c]	1,709	0.08	206.2	12.8	193.4	2,417	0.10
Solomon Islands	729	0.03	87.9	2.3	85.6	1,437	0.06
Somalia	632	0.03	76.2	3.3	72.9	1,340	0.06
South Africa	17,831	0.78	2,151.0	129.4	2,021.6	18,539	0.77
South Sudan	1,437	0.06	173.4	8.6	164.8	2,145	0.09
Spain [c]	44,159	1.94	5,327.1	323.8	5,003.3	44,867	1.86
Sri Lanka	5,154	0.23	621.8	34.0	587.8	5,862	0.24
Sudan	1,989	0.09	239.9	15.5	224.5	2,697	0.11
Suriname	412	0.02	49.7	2.0	47.7	1,120	0.05
Sweden [c]	19,833	0.87	2,392.6	145.4	2,247.2	20,541	0.85
Switzerland [c]	34,660	1.52	4,181.2	255.5	3,925.7	35,368	1.47
Syrian Arab Republic	2,452	0.11	295.8	14.0	281.8	3,160	0.13
Tajikistan	1,204	0.05	145.2	5.3	139.9	1,912	0.08
Tanzania	1,295	0.06	156.2	10.0	146.2	2,003	0.08
Thailand	11,108	0.49	1,340.0	79.6	1,260.4	11,816	0.49
Timor-Leste	753	0.03	90.8	3.1	87.8	1,461	0.06
Togo	1,598	0.07	192.8	8.1	184.7	2,306	0.10
Tonga	705	0.03	85.0	2.2	82.9	1,413	0.06
Trinidad and Tobago	3,376	0.15	407.3	22.8	384.5	4,084	0.17
Tunisia	1,693	0.07	204.2	12.7	191.5	2,401	0.10
Turkey [c]	25,643	1.13	3,093.4	185.1	2,908.3	26,351	1.09
Turkmenistan	627	0.03	75.6	3.6	72.0	1,335	0.06
Tuvalu	461	0.02	55.6	1.5	54.1	1,169	0.05
Uganda	928	0.04	111.9	6.6	105.3	1,636	0.07
Ukraine	13,910	0.61	1,678.0	100.5	1,577.5	14,618	0.61
United Arab Emirates	5,342	0.23	644.4	44.0	600.4	6,050	0.25
United Kingdom [c]	90,404	3.97	10,905.9	691.6	10,214.3	91,112	3.78
United States [c]	384,502	16.88	46,384.4	2,863.6	43,520.8	385,210	15.98
Uruguay	3,563	0.16	429.8	24.0	405.8	4,271	0.18
Uzbekistan	3,476	0.15	419.3	21.4	397.9	4,184	0.17
Vanuatu	765	0.03	92.3	3.1	89.2	1,473	0.06
Venezuela, Republica Bolivariana de	20,361	0.89	2,456.2	150.8	2,305.5	21,069	0.87
Vietnam	4,173	0.18	503.4	31.3	472.1	4,881	0.20
Yemen, Republic of	2,212	0.10	266.8	14.0	252.8	2,920	0.12
Zambia	3,878	0.17	467.8	25.9	441.9	4,586	0.19
Zimbabwe	3,575	0.16	431.3	22.4	408.9	4,283	0.18

Total—June 30, 2018	2,277,364	100%	$274,730	$16,456	$258,274	2,411,176	100%

Total—June 30, 2017	2,229,344		$268,937	$16,109	$252,828	2,360,321

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

On August 9, 2018, the Executive Directors approved these financial statements for issue.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations, for the convenience of its members and other users. IBRD is an international organization which, conducts its operations in the currencies of all of its members and considers each of its member’s currencies to be a functional currency.

IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endeavors to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain demand notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Liabilities, under Payable to maintain value of currency holdings on account of subscribed capital. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings.

Withdrawal of Membership: Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, which are included in Board of Governors-approved and other transfers on the Statement of Income, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income, Surplus, or Restricted Retained Earnings.

Retained Earnings: Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers.

Loans and Other Exposures: All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost. For disclosure purposes, the fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swaps (CDS) spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD has elected to measure at fair value loans which contain embedded derivatives that require bifurcation, if any.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest revenue from Loans, net on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

Other exposures include: DDOs, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if loans and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees: Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter-guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements (EEAs): IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Accumulated Provision for Losses on Loans and Other Exposures: Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its overdue loans. When IBRD receives a third-party guarantee in the form of a credit enhancement that is embedded in the loan agreement with the borrower, it considers the benefit of the credit enhancement in the loan loss provisioning credit risk assessment.

Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. The determination of borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge or release of provision in the Statement of Income. This methodology is also applied to countries with exposures in nonaccrual status, however, at times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, management may use different input assumptions for a particular country. Generally, all exposures in nonaccrual status have the same risk rating.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

Statement of Cash Flows: For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash Due from banks.

Restricted Cash: This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or net asset value per share (NAV), which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Statement of Income. Derivative instruments used in liquidity management are not designated as hedging instruments.

As of June 30, 2018, all of the financial instruments in IBRD’s investment portfolio were classified as trading.

Dividends and interest revenue, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net in the Statement of Income.

Realized gains and losses on trading securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for the related derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned with respect to securities purchased under resale agreements is included in Investments–Trading, net on the Statement of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowings, net on the Statement of Income.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with all changes in fair value recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income up through June 30, 2018. Since the fair value option has been elected for these instruments, starting July 1, 2018, changes in the fair value that relate to IBRD’s own credit risk, will be reported in Other Comprehensive Income (OCI) (see Accounting and Reporting Developments for additional details).

Discount notes and plain vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

For the purpose of the Statement of Cash Flows, the short-term borrowings, if any, which have maturities less than 90 days, are presented on a net basis. By contrast, short-term borrowings with maturities greater than 90 days are presented on a gross basis.

Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowings, net in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowings, net in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the related Unrealized mark-to-market gains (losses) in Investments-Trading, net in the Statement of Income.

IBRD uses derivatives in its loan, borrowing and asset/liability management activities. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in Interest revenue/expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans and borrowings, in a manner consistent with the presentation of the loan and borrowing-related cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

The fair value of certain instruments is calculated using NAV as a practical expedient.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2018 and June 30, 2017, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved and other transfers, when incurred.

Donor Receivables and Donor Contributions to Trust Funds:    To the extent that IBRD acts as an intermediary agent for certain beneficiaries or for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities.

Donor Receivables: Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as revenue, unless the donor specifies a third-party beneficiary. For the latter, IBRD is deemed to be acting as an intermediary agent, and assets held on behalf of the specified beneficiaries are recognized along with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give, which are expected to be collected within one year, are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds: For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third-party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis therefore, the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

Evaluated Accounting Standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent amendments in 2015 and 2016. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASUs also require additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

For IBRD, the revenue streams within the scope of the ASUs largely relate to the provision of technical assistance, knowledge, asset management, and trustee services to clients and donors. IBRD adopted the ASUs on July 1, 2018, using a modified retrospective approach, as permitted by the FASB. Under this approach, all changes in revenue recognition will be reflected in the period of adoption of the ASUs. Based on IBRD’s assessment, less than 1% of revenue is affected by the new standard, and on the date of adoption no transition adjustment was recorded due to immateriality.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASC 825). The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are reported in OCI. For IBRD the ASU became effective on July 1, 2018. The transition adjustment to reclassify the amounts previously included in retained earnings to AOCI, is approximately $156 million.

Starting with the fiscal year beginning July 1, 2018, changes in the fair value of IBRD’s financial liabilities that relate to IBRD’s own credit risk will be recognized in OCI as a Debit Valuation Adjustment (DVA) on Fair Value Option Elected Liabilities. The DVA on Fair Value Option Elected Liabilities will be measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current U.S. GAAP does not provide guidance. For IBRD, the ASU will be effective from the quarter ending September 30, 2018. IBRD has evaluated the ASU and its impact will be limited to the reclassification of certain items on the statement of cash flows, with no net impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flows. For IBRD, the ASU will be effective from the quarter ending September 30, 2018. IBRD has evaluated the ASU and determined that there will be no material impact on its financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective from the quarter ending September 30, 2018. Implementation will result in a modification in the presentation of IBRD’s Statement of Income, with no impact on net income, as well as additional disclosures in the notes to the financial statements.

Accounting Standards Under Evaluation:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD has identified the inventory of leases within the scope of this standard, and continues to evaluate the impact of the ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of this standard on its accumulated provision for losses on loans.

In June 2018, the FASB issued ASU 2018-08 – Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. For IBRD, the ASU will be effective from the quarter ending September 30, 2018, for contributions received and from the quarter ending September 30, 2019 for contributions made. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2018 and June 30, 2017:

	Authorized shares	Subscribed shares
As of June 30, 2016	2,307,600	2,182,854
General and Selective Capital Increase (GCI/SCI)	—	46,490

As of June 30, 2017	2,307,600	2,229,344
GCI	—	48,020

As of June 30, 2018	2,307,600	2,277,364

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2016	$263,329	(247,524)	15,805
GCI/SCI	5,608	(5,304)	304

As of June 30, 2017	268,937	(252,828)	16,109
GCI	5,793	(5,446)	347

As of June 30, 2018	$274,730	$(258,274)	$16,456

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

The subscription period for the General Capital Increase agreed by shareholders in 2010 ended on March 16, 2018.

Amounts to Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
MOV receivable	$(313)	$(369)

Net Deferred MOV payable	157	110
Deferred demand obligations	(130)	(130)

Deferred MOV payable (receivable)	$27	$(20)

NOTE C—INVESTMENTS

As of June 30, 2018, IBRD’s investments include the liquid asset portfolio and, holdings relating to the PEBP, Advanced Market Commitment for Pneumococcal Vaccines Initiative (AMC), and PCRF.

The composition of IBRD’s net investment portfolio as of June 30, 2018 and June 30, 2017 was as follows:

In millions of U.S. dollars

Net investment portfolio	June 30, 2018	June 30, 2017
Liquid asset portfolio	$71,579	$70,061
PEBP holdings	1,393	1,173
AMC holdings	250	232
PCRF holdings	270	201

Total	$73,492	$71,667

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximate fair value. As of June 30, 2018, the majority of Investments-Trading comprised government and agency obligations, and time deposits (41% and 52%, respectively), with all the instruments being classified as Level 1 or Level 2 within the fair value hierarchy. As of June 30, 2018, Japanese instruments represented the largest holding of a single counterparty, and amounted to 16% of Investments-Trading. Over 99% of IBRD’s investments were rated A and above, as of June 30, 2018.

The majority of instruments in Investments-Trading are denominated in U.S. dollars, Japanese yen and Euro (48%, 16% and 12%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.16 years, and is predominantly denominated in US dollars (99%).

A summary of IBRD’s Investments-Trading at June 30, 2018 and June 30, 2017, is as follows:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Equity securities [a]	$672	$662
Government and agency obligations	29,610	38,820
Time deposits	37,763	28,639
ABS	3,962	4,398
Alternative investments [b]	345	233

Total	$72,352	$72,752

a.	Includes $295 million of investments in commingled funds at NAV, related to PEBP holdings ($235 million—June 30, 2017).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

The following table summarizes the currency composition of IBRD’s Investments-Trading, at June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018		June 30, 2017
Currency	Carrying Value	Average repricing (years) [a]	Carrying Value	Average repricing (years) [a]
Euro	$9,026	0.29	$14,844	0.34
Japanese yen	11,902	0.16	15,134	0.18
U.S. dollar	34,775	0.22	28,508	0.26
Others	16,649	0.39	14,266	0.46

Total	$72,352	0.26	$72,752	0.30

a.

The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Investments—Trading	$72,352	$72,752
Securities purchased under resale agreements	217	221
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(122)	(373)

Derivative assets
Currency forward contracts	18,647	18,555
Currency swaps	19,308	24,004
Interest rate swaps	60	69
Swaptions, exchange traded options and futures contracts	*	2
Other [a]	—	—

Total	38,015	42,630

Derivative liabilities
Currency forward contracts	(18,358)	(18,835)
Currency swaps	(18,894)	(24,791)
Interest rate swaps	(43)	(84)
Swaptions, exchange traded options and futures contracts	(3)	(3)
Other [a]	—	(*)

Total	(37,298)	(43,713)

Cash held in investment portfolio [b]	407	366
Receivable from investment securities traded	83	45
Payable for investment securities purchased [c]	(162)	(261)

Net investment portfolio	$73,492	$71,667

a.	These relate to TBA securities.
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.	This amount includes $80 million of liabilities related to PCRF payable which is included in Accounts payable and miscellaneous liabilities on the Balance Sheet ($56 million—June 30, 2017).
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018		June 30, 2017
Currency	Carrying Value	Average repricing (years) [a]	Carrying Value	Average repricing (years) [a]
U.S. dollar	$72,664	0.16	$70,795	0.16
Others	828	1.36	872	0.19

Total	$73,492	0.16	$71,667	0.16

a.

The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2018, there were $37 million of short sales included in Payable for investment securities purchased on the Balance Sheet ($38 million—June 30, 2017). These are reported at fair value on a recurring basis.

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 and June 30, 2017. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$377	$—	$—	$672	[a]
Government and agency obligations	14,403	15,207	—	29,610
Time deposits	2,147	35,616	—	37,763
ABS	—	3,962	—	3,962
Alternative investments [b]	—	—	—	345

Total Investments—Trading	$16,927	$54,785	$—	$72,352

Securities purchased under resale agreements	41	176		217
Derivative assets-Investments
Currency forward contracts	—	18,647	—	18,647
Currency swaps	—	19,308	—	19,308
Interest rate swaps	—	60	—	60
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	38,015	—	38,015

Total	$16,968	$92,976	$—	$110,584

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$30	$—	$30
Derivative liabilities-Investments
Currency forward contracts	—	18,358	—	18,358
Currency swaps	—	18,894	—	18,894
Interest rate swaps	—	43	—	43
Swaptions, exchange traded options and futures contracts	3	—	—	3
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	3	37,295	—	37,298

Payable for investments securities purchased [e]	37	—	—	37

Total	$40	$37,325	$—	$37,365

a.	Includes $295 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $92 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$427	$—	$—	$662	[a]
Government and agency obligations	24,236	14,584	—	38,820
Time deposits	2,290	26,349	—	28,639
ABS	—	4,398	—	4,398
Alternative investments [b]	—	—	—	233

Total Investments—Trading	$26,953	$45,331	$—	$72,752

Securities purchased under resale agreements	21	200		221
Derivative assets-Investments
Currency forward contracts	—	18,555	—	18,555
Currency swaps	—	24,004	—	24,004
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	2	—	2
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	42,630	—	42,630

Total	$26,974	$88,161	$—	$115,603

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	18,835	—	18,835
Currency swaps	—	24,791	—	24,791
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	43,712	—	43,713

Payable for investments securities purchased [e]	38	—	—	38

Total	$39	$43,733	$—	$43,772

a.	Includes $235 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $352 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

As of June 30, 2018, and June 30, 2017, there were no transfers within the fair value hierarchy.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Collateral received
Cash	$ 92	$ 352
Securities	1,365	1,456

Total collateral received	$1,457	$1,808

Collateral permitted to be repledged	$1,457	$1,808
Amount of collateral repledged	—	—

As of June 30, 2018, IBRD received total cash collateral of $92 million ($352 million—June 30, 2017), of which $31 million ($124 million—June 30, 2017) was invested in highly liquid instruments.

Securities Lending:    IBRD may engage in securities lending and repurchases against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2018, and June 30, 2017, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$29	$20	Included under Investments-Trading on the Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$21	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At June 30, 2018, and June 30, 2017 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	16	—	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$—	$30

In millions of U.S. dollars

	June 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2018 and June 30, 2017, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $218 million ($220 million—June 30, 2017). As of June 30, 2018, and June 30, 2017, none of these securities had been transferred under repurchase or security lending agreements.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. As of June 30, 2018, all of IBRD’s loans were reported at amortized cost.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2018, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2018, 89% of IBRD’s loans carried variable interest rates. IBRD uses derivative contracts to manage the currency risk as well as repricing risk between its loans and borrowings. These derivatives are included under loan derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 2.55% as of June 30, 2018 (1.82%—June 30, 2017). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of IBRD’s loans outstanding are denominated in US dollars (78%) and Euro (20%).

As of June 30, 2018, only 0.2% of IBRD’s loans were in nonaccrual status and all were related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium-risk or High-risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) at June 30, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars

	June 30, 2018
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding		Total
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable
Multicurrency terms [a]
Amount	$31	$7	$30	$5	$46	$405	$—	$—	$107	$417	$524
Weighted average rate (%) [c]	2.78	8.44	2.78	8.44	6.09	8.11	—	—	4.22	8.11	7.32
Average Maturity (years)	4.12	—	4.11	—	2.54	—	—	—	3.43	—	0.70
Variable-spread terms
Amount	$14	$23,042	$—	$49	$—	$109,666	$—	$2,507	$14	$135,264	$135,278
Weighted average rate (%) [c]	0.51	0.31	—	0.73	—	2.90	—	9.20	0.51	2.58	2.58
Average Maturity (years)	2.63	10.24	—	3.87	—	9.58	—	9.77	2.63	9.69	9.69
Fixed-spread terms
Amount	$5,156	$9,151	$7	$177	$13,710	$20,505	$601	$480	$19,474	$30,313	$49,787
Weighted average rate (%) [c]	3.31	0.59	2.28	0.51	4.11	3.09	7.92	7.17	4.01	2.38	3.02
Average maturity (years)	10.61	9.80	2.30	3.56	7.19	8.68	10.29	9.46	8.19	9.00	8.69

Loans Outstanding
Amount	$5,201	$32,200	$37	$231	$13,756	$130,576	$601	$2,987	$19,595	$165,994	$185,589
Weighted average rate (%) [c]	3.30	0.39	2.68	0.71	4.11	2.95	7.92	8.87	4.01	2.55	2.71
Average Maturity (years)	10.55	10.12	3.76	3.56	7.18	9.41	10.29	9.72	8.16	9.54	9.40

Loans Outstanding											$185,589

Less accumulated provision for loan losses and deferred loan income											2,001

Net loans outstanding											$183,588

In millions of U.S. dollars

	June 30, 2017
	Euro		Japanese yen		U.S. dollars			Others		Loans Outstanding		Total
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed	Variable	Fixed	Variable
Multicurrency terms [a]
Amount	$36	$7	$35	$5	$46	$405		$—	$—	$117	$417	$534
Weighted average rate (%) [c]	2.78	8.24	2.78	8.24	6.09	7.90		—	—	4.09	7.91	7.07
Average Maturity (years)	4.62	—	4.62	—	2.84	—		—	—	3.92	—	0.86
Variable-spread terms
Amount	$—	$21,856	$—	$55	$—	$104,194		$—	$2,436	$—	$128,541	$128,541
Weighted average rate (%) [c]	—	0.30	—	0.71	—	1.96		—	8.98	—	1.81	1.81
Average Maturity (years)	—	10.63	—	4.33	—	9.83		—	10.34	—	9.97	9.97
Fixed-spread terms
Amount	$4,773	$7,706	$9	$199	$15,392	$21,165	[b]	$576	$560	$20,750	$29,630	$50,380
Weighted average rate (%) [c]	3.59	0.57	2.28	0.53	4.07	2.09		7.96	6.46	4.07	1.77	2.72
Average maturity (years)	9.10	9.51	2.78	4.08	6.82	8.60		10.38	9.82	7.44	8.83	8.26

Loans Outstanding
Amount	$4,809	$29,569	$44	$259	$15,438	$125,764		$576	$2,996	$20,867	$158,588	$179,455
Weighted average rate (%) [c]	3.58	0.38	2.68	0.70	4.08	2.00		7.96	8.51	4.07	1.82	2.08
Average Maturity (years)	9.07	10.33	4.25	4.06	6.80	9.59		10.38	10.25	7.42	9.73	9.46

Loans Outstanding												$179,455

Less accumulated provision for loan losses and deferred loan income												2,033

Net loans outstanding												$177,422

a.	Variable rates for multilateral loans are based on the weighted average cost of allocated debt.
b.	Includes loans to IFC.
c.	Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans at June 30, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars

	June 30, 2018
Terms/Rate Type	July 1, 2018 through June 30, 2019	July 1, 2019 through June 30, 2023	July 1, 2023 through June 30, 2028	Thereafter	Total
Multicurrency terms
Fixed	$29	$45	$33	$—	$107
Variable	417	—	—	—	417

Variable-spread terms
Fixed	3	11	—	—	14
Variable	5,735	28,237	43,446	57,846	135,264

Fixed-spread terms
Fixed	1,839	5,122	5,177	7,336	19,474
Variable	2,145	8,107	7,889	12,172	30,313

All Loans
Fixed	1,871	5,178	5,210	7,336	19,595
Variable	8,297	36,344	51,335	70,018	165,994

Total loans outstanding	$10,168	$41,522	$56,545	$77,354	$185,589

In millions of U.S. dollars

	June 30, 2017
Terms/Rate Type	July 1, 2017 through June 30, 2018	July 1, 2018 through June 30, 2022	July 1, 2022 through June 30, 2027	Thereafter	Total
Multicurrency terms
Fixed	$29	$44	$44	$—	$117
Variable	417	—	—	—	417

Variable-spread terms
Fixed	—	—	—	—	—
Variable	5,083	25,764	37,183	60,511	128,541

Fixed-spread terms
Fixed	2,926	5,823	5,267	6,734	20,750
Variable	2,274	7,389	8,543	11,424	29,630

All Loans
Fixed	2,955	5,867	5,311	6,734	20,867
Variable	7,774	33,153	45,726	71,935	158,588

Total loans outstanding	$10,729	$39,020	$51,037	$78,669	$179,455

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of the loan portfolio as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,606	$23,606
Medium	—	—	—	—	—	—	76,153	76,153
High	—	—	—	—	—	—	85,395	85,395

Loans in accrual status [a]	—	—	—	—	—	—	185,154	185,154
Loans in nonaccrual status [a]	—	—	—	—	435	435	—	435

Total	$—	$—	$—	$—	$435	$435	$185,154	$185,589

In millions of U.S. dollars
	June 30, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$22,266	$22,266
Medium	—	—	—	—	—	—	76,008	76,008
High	*	—	—	—	—	*	80,746	80,746

Loans in accrual status [a]	*	—	—	—	—	*	179,020	179,020
Loans in nonaccrual status [a]	—	—	—	—	435	435	—	435

Total	$ *	$—	$—	$—	$435	$435	$179,020	$179,455

a.	At amortized cost.
*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016 are summarized below:

In millions of U.S. dollars

	June 30, 2018			June 30, 2017			June 30, 2016
	Loans	Other [a]	Total	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,582	$89	$1,671	$1,571	$79	$1,650	$1,554	$39	$1,593
Provision—(release) charge	(34)	3	(31)	2	9	11	17	40	57
Translation adjustment	5	*	5	9	1	10	*	*	*

Accumulated provision, end of the fiscal year	$1,553	$92	$1,645	$1,582	$89	$1,671	$1,571	$79	$1,650

Composed of accumulated provision for losses on:
Loans in accrual status	$1,336			$1,365			$1,349
Loans in nonaccrual status	217			217			222

Total	$1,553			$1,582			$1,571

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$185,154			$179,020			$169,088
Loans at amortized cost in nonaccrual status	435			435			444
Loan at fair value in accrual status	—			—			123

Total	$185,589			$179,455			$169,655

a.	Provision does not include recoverable asset received under the EEAs for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loans losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative Assets—Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios—Other, net

At June 30, 2018, there were no principal or interest amounts on loans in accrual status that were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2018, and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the fiscal year [b]	435	440
Overdue amounts of nonaccrual loans:	954	919
Principal	435	435
Interest and charges	519	484

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.
b.	For the fiscal year ended June 30, 2016: $449 million.

In millions of U.S. dollars

	2018	2017	2016
Interest revenue not recognized as a result of loans being in nonaccrual status	$35	$35	$35

During the fiscal years ended June 30, 2018 and June 30, 2017, no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal year ended June 30, 2018, no interest revenue was recognized on loans in nonaccrual status ($4 million—June 30, 2017 and $4 million—June 30, 2016).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2018 follows:

In millions of U.S. dollars

Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$954	October 2000

Guarantees

Guarantees of $6,357 million were outstanding at June 30, 2018 ($5,687 million—June 30, 2017). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2037.

At June 30, 2018, liabilities related to IBRD’s obligations under guarantees of $427 million ($402 million—June 30, 2017), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $86 million ($80 million—June 30, 2017).

During the fiscal years ended June 30, 2018 and June 30, 2017, no guarantees provided by IBRD were called.

IBRD participates in EEAs with MIGA, for $120 million (see Note H—Transactions with Affiliated Organizations); the African Development Bank, for $1,588 million; and the Inter-American Development Bank, for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Balance Sheet and Statement of Income as of and for the fiscal years ended June 30, 2018 and June 30, 2017, is presented in the following table:

In millions of U.S. dollars

	June 30, 2018			June 30, 2017
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Location on Balance Sheet
Guarantee provided [a,c]	$3,671	$(251)	$(36)	$3,682	$(271)		$(40)	Other liabilities
Guarantee received [b]	(3,672)	251	37	(3,683)	271		40	Other assets

	$(1)	$—	$1	$(1)	$—	$	*

a.

For the fiscal year ended June 30, 2018, Provisions for losses on loans and other exposures, line on the Statement of Income includes $4 million of release in provision relating to Guarantee provided ($1 million of release in provision—June 30,2017).

b.

For the fiscal year ended June 30, 2018, Other, net, line on the Statement of Income includes $3 million of reduction in recoverable asset relating to Guarantee received ($3 million of reduction in recoverable asset—June 30,2017).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,357 million, obligations under guarantees of $427 million and accumulated provision for guarantee losses of $86 million, respectively ($5,687 million, $402 million and $80 million, respectively—June 30, 2017).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Partial waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2018	2017	2016
Interest waivers	$55	$67	$83
Commitment charge waivers	*	1	2
Front-end fee waivers	10	12	15

Total	$65	$80	$100

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2018, loans to one country individually generated in excess of 10 percent of loan revenue; this amounted to $460 million.

The following table presents IBRD’s loan revenue and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	2018		2017
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,577	$269	$4,129	$227
East Asia and Pacific	39,511	977	37,792	750
Europe and Central Asia	46,522	658	44,888	523
Latin America and the Caribbean	56,693	1,576	57,325	1,342
Middle East and North Africa	23,272	449	20,621	290
South Asia	15,014	329	14,504	240
Other [a]	—	*	196	2

Total	$185,589	$4,258	$179,455	$3,374

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $656 million from loan related derivatives ($725 million—June 30, 2017). Includes commitment charges of $87 million ($70 million—June 30, 2017).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

There were no loans carried at fair value during the fiscal year ended June 30, 2018. During the fiscal year ended June 30, 2017 the loan carried at fair value was repaid. As IBRD’s loans are not traded, the yield that was used as a key input to determine the fair value of this loan was not observable. An increase (decrease) in the yield would have resulted in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2018 and June 30, 2017.

In millions of U.S. dollars

	2018	2017
Beginning of the fiscal year	$—	$123
Total realized/unrealized mark-to-market gains (losses) in:
Net income	—	7
Other comprehensive income	—	10
Repayments	—	(140)

End of the fiscal year	$—	$—

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016, as well as where those amounts are included in Statement of Income, is presented in the following table:

In millions of U.S. dollars

Unrealized mark-to-market gains	2018	2017	2016
Statement of Income line
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$—	$1	$1

The table below presents the fair value of all IBRD’s loans, along with their respective carrying amounts as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018		June 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$183,588	$186,650	$177,422	$181,149

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2018 and June 30, 2017, all loans are carried at amortized cost. For disclosure, the fair value of these loans is calculated using a discounted cash flow method. This method incorporates CDS spreads for each borrower and basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. Under IBRD’s loan agreements borrowers are required to pay interest but in the event that an interest rate formula yields a negative rate, the interest rate is fixed at zero. IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2018, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in US dollars, Euro, Australian dollars and pounds sterling (70%, 8%, 6% and 4%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 1.82% as of June 30, 2018 (1.15% as of June 30, 2017).

The following table summarizes IBRD’s borrowing portfolio after derivatives as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Borrowings [a]	$208,009	$205,942
Currency swaps, net	3,737	1,915
Interest rate swaps, net	1,906	(713)

	$213,652	$207,144

a.

Includes $126 million of unsettled borrowings, representing a non-cash financing activity, for which there is a corresponding receivable included in Miscellaneous assets on the Balance Sheet ($671 million—June 30, 2017).

For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018	WAC [a] (%)	June 30, 2017	WAC [a] (%)
Fixed	$165,051	2.24	$168,858	2.09
Variable	44,490	2.45	35,729	1.78

Borrowings [b]	$209,541	2.29%	$204,587	2.04%
Fair Value Adjustment	(1,532)		1,355

Borrowings at fair value	$208,009		$205,942

a.	WAC refers to weighted average cost.
b.	At amortized cost.

At June 30, 2018 and June 30, 2017, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2018	June 30, 2017
U.S. Dollar	69.5%	70.5%
Euro	7.9	7.8
Australian dollar	6.0	6.3
Pound Sterling	3.9	3.2
New Zealand dollar	2.6	2.9
Japanese yen	1.6	1.6
Others	8.5	7.7

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2018 and June 30, 2017 was as follows:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Less than 1 year	$44,867	$38,936
Between
1-2 years	39,680	31,272
2-3 years	39,702	36,702
3-4 years	27,528	32,288
4-5 years	14,350	25,221
Thereafter	41,882	41,523

	$208,009	$205,942

IBRD’s borrowings have original maturities ranging from 5 days to 50 years, with the final maturity in 2068.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars

	June 30, 2018	June 30, 2017
Level 1	$—	$—
Level 2	203,603	203,664
Level 3	4,406	2,278

	$208,009	$205,942

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	2018	2017
Beginning of the fiscal year	$2,278	$2,791
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(189)	139
Other comprehensive income	2	(46)
Issuances	2,481	326
Settlements	(407)	(277)
Transfers into (out of), net	241	(655)

End of the fiscal year	$4,406	$2,278

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016, relating to IBRD’s Level 3 borrowings still held at June 30, 2018, June 30, 2017 and June 30, 2016, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2018	2017	2016
Statement of Income
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$473	$(71)	$123

The following table provides information on the unrealized mark-to-market gains or losses included in the Statement of Income for the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016 relating to IBRD’s borrowings held at June 30, 2018, June 30, 2017 and June 30, 2016, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2018	2017	2016
Statement of Income
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$3,070	$4,558	$(1,735)

During the fiscal years ended June 30, 2018, and June 30, 2017, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding were unrealized mark-to-market losses of $652 million and $830 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal years ended June 30, 2018, and June 30, 2017 the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings as of June 30, 2018.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2018	Fair Value at June 30, 2017	Valuation technique	Unobservable input	Range (average), June 30, 2018	Range (average), June 30, 2017

Borrowings	$4,406	$2,278	Discounted Cash Flow	Correlations	-34% to 73% (10%)	-43% to 77% (10%)
				Interest rate volatilities	18% to 34% (29%)	15% to 36% (29%)

The table below provides the details of all inter-level transfers for the fiscal years ended June 30, 2018 and June 30, 2017. Transfers between Level 2 and Level 3 are due to changes in price transparency.

In millions of U.S. dollars

	June 30, 2018		June 30, 2017
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$84	$(84)	$655	$(655)
Transfer (out of) into	(325)	325	—	—

	$(241)	$241	$655	$(655)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2018	$208,009	$216,458	$(8,449)
June 30, 2017	$205,942	$211,364	$(5,422)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)

Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

IBRD engages in an equity management strategy, which employs interest rate swaps to manage the duration of its equity. As of June 30, 2018, the duration of IBRD’s equity was 2.9 years (3.1 years—June 30, 2017).

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

The guidance in FAS 133, Accounting for Derivative Instruments and Hedging Activities requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

The presentation of IBRD’s derivatives is based on the manner in which they are settled. Interest rate swaps are settled on a net basis and are, therefore, presented on a net basis. Currency swaps are settled on a gross basis and are, therefore, presented on a gross basis.

The following table provides information on the fair value amounts and the location of the derivative instruments on the Balance Sheet as of June 30, 2018 and June 30, 2017.

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	June 30, 2018		June 30, 2017	June 30, 2018	June 30, 2017
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts—Investment—Trading	$	*	$2	$3	$3
Interest rate swaps		4,691	5,216	7,852	5,846
Currency swaps [a]		137,025	144,894	139,241	147,280
Other [b]		—	—	—	*

Total derivatives		$141,716	$150,112	$147,096	$153,129

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Offsetting Assets and Liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet as of June 30, 2018 and June 30, 2017. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars

	June 30, 2018
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$18,665	$(13,974)	$4,691	$37,482	$(29,630)	$7,852
Currency swaps [a]	137,025	—	137,025	139,241	—	139,241
Other [b]	*	—	*	3	—	3

Total	$155,690	$(13,974)	$141,716	$176,726	$(29,630)	$147,096

Amounts subject to legally enforceable master netting agreements [c]			(139,164)			(139,164)

Net derivative positions at counterparty level before collateral			2,552			7,932

Less:
Cash collateral received [d]			92
Securities collateral received [d]			1,006

Net derivative exposure after collateral			$1,454

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	June 30, 2017
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,061	$(15,845)	$5,216	$29,511	$(23,665)	$5,846
Currency swaps [a]	144,894	—	144,894	147,280	—	147,280
Other [b]	2	—	2	5	(2)	3

Total	$165,957	$(15,845)	$150,112	$176,796	$(23,667)	$153,129

Amounts subject to legally enforceable master netting agreements [c]			(146,946)			(146,946)

Net derivative positions at counterparty level before collateral			3,166			6,183

Less:
Cash collateral received [d]			304
Securities collateral received [d]			1,015

Net derivative exposure after collateral			$1,847

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

The following table provides information about the notional amounts and credit risk exposures, of IBRD’s derivative instruments as of June 30, 2018 and June 30, 2017:

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2018	June 30, 2017
Investments—Trading
Interest rate swaps
Notional principal	$3,723	$7,395
Credit exposure	60	69
Currency swaps (including currency forward contracts)
Credit exposure	823	203
Swaptions, exchange traded options and futures contracts [a]
Notional long position	998	2,728
Notional short position	42	5,276
Credit exposure	*	2
Other derivatives [b]
Notional long position	—	28
Notional short position	—	—
Credit exposure	—	—

Loans
Interest rate swaps
Notional principal	23,410	24,865
Credit exposure	305	95
Currency swaps
Credit exposure	837	687

Client operations
Interest rate swaps
Notional principal	19,029	20,053
Credit exposure	673	1,155
Currency swaps
Credit exposure	1,065	1,186

Borrowings
Interest rate swaps
Notional principal	237,174	240,336
Credit exposure	2,511	3,207
Currency swaps
Credit exposure	4,002	5,199

Other derivatives
Interest rate swaps
Notional principal	157,234	153,870
Credit exposure	1,142	690
Currency swaps
Credit exposure	—	9

Total credit exposure
Interest rate swaps	4,691	5,216
Currency swaps (including currency forward contracts)	6,727	7,284
Swaptions, exchange traded options and futures contracts [a]	*	2
Other derivatives [b]	—	—

Total exposure	11,418	12,502

a.

Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2018 was $7,791 million ($6,083 million—June 30, 2017). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2018, the amount of collateral that would need to be posted would be $3,986 million ($2,463 million—June 30, 2017). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $7,791 million as of June 30, 2018 ($6,083 million—June 30, 2017). In contrast, IBRD received collateral totaling $1,457 million as of June 30, 2018 ($1,808 million—June 30, 2017) in relation to swap transactions (see Note C—Investments).

The following table provides information on unrealized mark-to-market gains and losses on non-trading derivatives during the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016, and their location on the Statement of Income:

In millions of U.S. dollars

	Statement of Income line	Unrealized mark-to-market (losses) gains
		2018	2017	2016
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]

Interest rate swaps	Loans, Equity management, Borrowings, and Other, net	$(2,482)	$(4,116)	$1,974

Currency swaps (including currency forward contracts and structured swaps)		(854)	(856)	458

Total		$(3,336)	$(4,972)	$2,432

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements, and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

Statement of Income line	Unrealized mark-to-market gains (losses) on Investments-Trading portfolio [a]
	2018	2017	2016
Type of instrument
Fixed income (including associated derivatives)	$449	$241	$(20)
Equity	33	50	(11)

	$482	$291	$(31)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,647	$—	$18,647
Currency swaps		—	19,308	—	19,308
Interest rate swaps		—	60	—	60
Swaptions, exchange traded optionsand futures contracts		*	*	—	*
Other [a]		—	—	—	—

		*	38,015	—	38,015

Loans
Currency swaps		—	4,461	233	4,694
Interest rate swaps		—	305	—	305

		—	4,766	233	4,999

Client operations
Currency swaps		—	16,369	—	16,369
Interest rate swaps		—	672	1	673

		—	17,041	1	17,042

Borrowings
Currency swaps		—	76,643	1,364	78,007
Interest rate swaps		—	2,469	42	2,511

		—	79,112	1,406	80,518

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,142	—	1,142

		—	1,142	—	1,142

Total derivative assets	$	*	$140,076	$1,640	$141,716

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,358	$—	$18,358
Currency swaps		—	18,894	—	18,894
Interest rate swaps		—	43	—	43
Swaptions, exchange traded optionsand futures contracts		3	—	—	3
Other [a]		—	—	—	—

		3	37,295	—	37,298

Loans
Currency swaps		—	3,642	239	3,881
Interest rate swaps		—	1,126	—	1,126

		—	4,768	239	5,007

Client operations
Currency swaps		—	16,364	—	16,364
Interest rate swaps		—	674	31	705

		—	17,038	31	17,069

Borrowings
Currency swaps		—	80,280	1,464	81,744
Interest rate swaps		—	4,207	210	4,417

		—	84,487	1,674	86,161

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,561	—	1,561

		—	1,561	—	1,561

Total derivative liabilities		$3	$145,149	$1,944	$147,096

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,555	$—	$18,555
Currency swaps		—	24,004	—	24,004
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	2	—	2
Other [a]		—	—	—	—

		*	42,630	—	42,630

Loans
Currency swaps		—	4,272	236	4,508
Interest rate swaps		—	95	—	95

		—	4,367	236	4,603

Client operations
Currency swaps		—	21,687	—	21,687
Interest rate swaps		—	1,155	—	1,155

		—	22,842	—	22,842

Borrowings
Currency swaps		—	74,387	1,230	75,617
Interest rate swaps		—	3,169	38	3,207

		—	77,556	1,268	78,824

Others
Currency swaps		—	523	—	523
Interest rate swaps		—	690	—	690

		—	1,213	—	1,213

Total derivative assets	$	*	$148,608	$1,504	$150,112

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,835	$—	$18,835
Currency swaps		—	24,791	—	24,791
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	2	—	3
Other [a]		—	*	—	*

		1	43,712	—	43,713

Loans
Currency swaps		—	3,657	238	3,895
Interest rate swaps		—	1,817	—	1,817

		—	5,474	238	5,712

Client operations
Currency swaps		—	21,679	—	21,679
Interest rate swaps		—	1,161	26	1,187

		—	22,840	26	22,866

Borrowings
Currency swaps		—	76,337	1,195	77,532
Interest rate swaps		—	2,374	120	2,494

		—	78,711	1,315	80,026

Others
Currency swaps		—	548	—	548
Interest rate swaps		—	264	—	264

		—	812	—	812

Total derivative liabilities		$1	$151,549	$1,579	$153,129

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018			June 30, 2017
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$33	$(108)	$(75)	$165	$(97)	$68
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(137)	(123)	(260)	(11)	44	33
Other comprehensive income	(9)	1	(8)	(60)	(2)	(62)
Issuances	(12)	(145)	(157)	(1)	(2)	(3)
Settlements	1	178	179	(17)	3	(14)
Transfers, net	18	(1)	17	(43)	(54)	(97)

End of the fiscal year	$(106)	$(198)	$(304)	$33	$(108)	$(75)

Unrealized mark-to-market gains or losses included in revenue for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016 relating to IBRD’s Level 3 derivatives, net, still held at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2018	2017	2016
Statement of Income Location
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(460)	$8	$(89)

The table below provides the details of all inter-level transfers during the fiscal years ended June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018		June 30, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$154	$(154)	$292	$(292)
Transfer (out of) into	(5)	5	—	—

	149	(149)	292	(292)

Derivative liabilities, net
Transfer (into) out of	$(172)	$172	$(195)	$195
Transfer out of (into)	6	(6)	—	—

	(166)	166	(195)	195

Transfers, net	$(17)	$17	$97	$(97)

Transfers between Level 2 to Level 3 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings-related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long-dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2018	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), June 30, 2018	Range (average), June 30, 2017
Currency swaps, interest rate swaps	$(304)	$(75)	Discounted Cash Flow	Correlations	-34% to 73% (10%)	-43% to 77% (10%)
				Interest rate volatilities	18% to 34% (29%)	15% to 36% (29%)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal years from June 30, 2015 to June 30, 2018, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve [c]	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	Unallocated Net Income (Loss) [a]	Restricted Retained Earnings [c]		Total
As of June 30, 2015	$293	26,889	1,017	326	(977)	(71)	24		$27,501

Net income allocation [a]	—	36	(55)	—	(702)	721	(	*)	—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	(55)	—	55	—		—

Net income for the year	—	—	—	—	—	495	—		495

As of June 30, 2016	293	26,925	962	271	(1,679)	1,200	24		27,996

Net income allocation [a]	—	96	(24)	—	631	(703)	*		—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	—	—	—	—		—

Net income for the year	—	—	—	—	—	(237)	—		(237)

As of June 30, 2017	293	27,021	938	271	(1,048)	260	24		27,759

Net income allocation [a]	—	672	(128)	—	(419)	(138)	13		—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	(55)	—	55	—		—

Net income for the year	—	—	—	—	—	698	—		698

As of June 30, 2018	$293	$27,693	$810	$216	$(1,467)	$875	$37		$28,457

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.
*	Indicates amount less than $0.5 million.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 3, 2017, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2017, to arrive at allocable income for that fiscal year:

•	$419 million increase in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•

Add back $497 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2017, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$672 million increase in the General Reserve.

•	$128 million decrease in the Pension Reserve.

On September 8, 2017, IBRD’s Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 9, 2017.

On October 13, 2017, IBRD’s Board of Governors approved a transfer to IDA of $123 million out of the net income earned in the fiscal year ended June 30, 2017. The transfer to IDA was made on October 24, 2017.

Transfers approved during the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016, are included in the following table.

In millions of U.S. dollars

Transfers funded from:	2018	2017	2016
Unallocated Net Income:
IDA	$123	$497	$650
Surplus:
Trust fund for Gaza and West Bank	55	—	55

Total	$178	$497	$705

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2018, and at June 30, 2017.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

At June 30, 2018 and June 30, 2017, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	June 30, 2018				June 30, 2017
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$—	$—	$—	$—	$196	$—	$196
Administrative Services	339	41	12	392	368	53	12	433
Derivative Transactions [a]
Receivable	4,284	—	—	4,284	6,559	—	—	6,559
Payable	(4,531)	—	—	(4,531)	(6,717)	—	—	(6,717)
Pension and Other Postretirement Benefits	(676)	(352)	(13)	(1,041)	(695)	(289)	(11)	(995)
Investments	—	(80)	—	(80)	—	(56)	—	(56)

	$(584)	$(391)	$(1)	$(976)	$(485)	$(96)	$1	$(580)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables (payables) balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets—Miscellaneous
Receivables (payables) for derivative transactions	Derivative assets/liabilities—Client operations
Payable for pension and other postretirement benefits	Other liabilities—Accounts payable and miscellaneous liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Loans and Other Exposures

On July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan was repaid in August 2017.

In addition, IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2018, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an EEA with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2018, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2017), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2017). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2017).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2018, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,745 million ($1,746 million—fiscal year ended June 30, 2017, and $1,425 million—fiscal year ended June 30, 2016).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the fiscal year ended June 30, 2018, IBRD’s other revenue is net of revenue allocated to IDA of $281 million ($247 million—fiscal year ended June 30, 2017, and $229 million—fiscal year ended June 30, 2016).

For the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Statement of Income, as follows:

In millions of U.S. dollars

	2018	2017	2016
Fees charged to IFC	$66	$68	$72
Fees charged to MIGA	5	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosures see Note J—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments’ net asset value from these transactions.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	2018	2017	2016
IBRD-executed trust fund expenses	$595	$542	$515

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities on the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

The following table summarizes all undisbursed contributions made by third-party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	2018	2017
IBRD-executed trust funds	$598	$608

These amounts are included in Other assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

During the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	2018	2017	2016
Revenues	$48	$47	$51

These amounts are included in Revenue from externally funded activities on the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $63 million at June 30, 2018 ($64 million—June 30, 2017) is included in Other assets—Miscellaneous and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.

During the fiscal year ended June 30, 2018, fee revenue from investment management activities totaling $28 million ($27 million—June 30, 2017 and $27 million—June 30, 2016) is included in Revenue from externally funded activities on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a 10-year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC, which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2018, investments and receivables from donors relating to AMC had a net carrying value of $346 million ($309 million—June 30, 2017). Amounts relating to investments totaled $250 million ($232 million—as of June 30, 2017) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets—Miscellaneous. The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue from these arrangements of $1 million ($1 million—June 30, 2017 and $2 million—June 30, 2016) is included in Other noninterest revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in IBRD’s obligations under guarantees (Note D—Loans and Other Exposures).

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in an SRP, a Retired Staff Benefits Plan and Trust (RSBP) and a PEBP that cover substantially all of their staff members, retirees and beneficiaries.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary.

As of June 30, 2018, the SRP and RSBP were underfunded by $460 million and $100 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($1,028 million), was underfunded by $750 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Benefit Cost
Service cost	$456	$472	$393	$123	$130	$105	$79	$74	$59
Interest cost	649	604	662	113	108	112	59	51	49
Expected return on plan assets	(901)	(857)	(933)	(142)	(131)	(139)	—	—	—
Amortization of unrecognized prior service costs [a]	4	4	4	17	17	16	3	3	3
Amortization of unrecognized net actuarial losses [a]	76	260	75	—	24	—	58	61	40

Net periodic pension cost [b]	$284	$483	$201	$111	$148	$94	$199	$189	$151

of which:
IBRD’s share [b]	$130	$232	$104	$51	$71	$49	$91	$91	$78
IDA’s share	$154	$251	$97	$60	$77	$45	$108	$98	$73

							2018	2017	2016
Net periodic pension cost (all three plans combined)
IBRD’s share							$272	$394	$231
IDA’s share							$322	$426	$215

a.	Included in Amounts reclassified into net income in Note K—Comprehensive Income.
b.	Included in Pension expenses in the Statement of Income.

IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2018, and June 30, 2017. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2018	2017	2018	2017	2018	2017
Projected Benefit Obligations
Beginning of year	$17,741	$18,036	$2,939	$3,009	$1,592	$1,474
Service cost	456	472	123	130	79	74
Interest cost	649	604	113	108	59	51
Participant contributions	156	147	25	24	10	13
Federal subsidy received	n.a.	n.a.	—	*	n.a.	n.a.
Benefits paid	(671)	(637)	(87)	(87)	(39)	(37)
Actuarial loss (gain)	98	(881)	(176)	(245)	77	17

End of year	18,429	17,741	2,937	2,939	1,778	1,592

Fair value of plan assets
Beginning of year	16,756	15,235	2,593	2,297
Participant contributions	156	147	25	24
Actual return on assets	1,507	1,795	236	282
Employer contributions	221	216	70	77
Benefits paid	(671)	(637)	(87)	(87)

End of year	17,969	16,756	2,837	2,593

Funded Status [a]	$(460)	$(985)	$(100)	$(346)	$(1,778)	$(1,592)

Accumulated Benefit Obligations	$17,110	$16,404	$2,937	$2,939	$1,541	$1,369

a.	Negative funded status is included in Liabilities under retirement benefits plans on the Balance Sheet.
*	Indicates amount less than $0.5 million.

During the fiscal years ended June 30, 2018 and June 30, 2017, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income (Loss) relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss (Income) at June 30, 2018

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss / (gain)	$1,876	$(122)	$669	$2,423
Prior service cost	21	94	21	136

Net amount recognized in Accumulated Other Comprehensive Loss	$1,897	$(28)	$690	$2,559

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2017

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,460	$147	$650	$3,257
Prior service cost	24	112	24	160

Net amount recognized in Accumulated Other Comprehensive Loss	$2,484	$259	$674	$3,417

The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost in the fiscal year ending June 30, 2019 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$21	$—	$65	$86
Prior service cost	3	17	3	23

Net amount recognized in Accumulated Other Comprehensive Loss	$24	$17	$68	$109

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016:

Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	4.10	3.70	3.40	4.10	3.90	3.60	4.10	3.80	3.50
Rate of compensation increase	5.50	5.20	5.30				5.50	5.20	5.30
Health care growth rates-at end of fiscal year				6.00	5.50	5.30
Ultimate health care growth rate				4.20	4.00	4.00
Year in which ultimate rate is reached				2030	2030	2030

Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	3.70	3.40	4.30	3.90	3.60	4.50	3.80	3.50	4.40
Expected return on plan assets	5.50	5.70	6.20	5.50	5.70	6.20
Rate of compensation increase	5.20	5.30	5.40				5.20	5.30	5.40
Health care growth rates-at end of fiscal year				5.50	5.30	4.90
Ultimate health care growth rate				4.00	4.00	4.10
Year in which ultimate rate is reached				2030	2030	2030

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$81	$(55)
Effect on postretirement benefit obligation	$624	$(482)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans.

The following table presents the policy asset allocation at June 30, 2018 and the actual asset allocation at June 30, 2018 and June 30, 2017 by asset category for the SRP and RSBP:

In percent

	SRP			RSBP
	Policy allocation 2018 (%)	Actual Allocation (%)		Policy allocation 2018 (%)	Actual Allocation (%)
		2018	2017		2018	2017
Asset class
Fixed income and Cash	26	19	19	26	20	21
Public equity	33	31	35	33	30	34
Private equity	20	19	17	20	21	19
Market neutral hedge funds	8	11	11	8	10	10
Real assets [a]	13	14	14	13	13	12
Other [b]	—	6	4	—	6	4

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes authorized investments that are outside the policy allocations primarily in long-term private credit funds.

More recently, in April 2018, the revised SAAs for SRP and RSBP were approved with an effective date of July 1, 2018. The new SAAs introduce a five percent allocation to ‘credit strategies’ by proportionally reducing the allocation to fixed income and global equities.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2018, the largest exposure to a single counterparty was 7% and 5% of the plan assets in SRP and RSBP, respectively.

Risk Management Practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2018 and June 30, 2017:

In millions of U.S. dollars

	June 30, 2018
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$25	$8	$—	$33	$4	$1	$—	$5
Securities purchased under resale agreements	179	—	—	179	33	—	—	33
Government and agency securities	1,893	419	—	2,312	330	78	—	408
Corporate and convertible bonds	—	423	—	423	—	68	—	68
ABS	—	177	—	177	—	27	—	27
Mortgage backed securities	—	262	—	262	—	42	—	42

Total debt securities	2,097	1,289	—	3,386	367	216	—	583

Equity securities
Stocks	2,983	—	—	2,983	407	—	—	407
Mutual funds	158	—	—	158	56	—	—	56
Real estate investment trusts (REITs)	304	—	—	304	43	—	—	43

Total equity securities	3,445	—	—	3,445	506	—	—	506

Other funds at NAV [a]
Commingled funds	—	—	—	2,567	—	—	—	389
Private equity	—	—	—	4,238	—	—	—	729
Real estate (including infrastructure and timber)	—	—	—	2,104	—	—	—	318
Hedge funds	—	—	—	2,200	—	—	—	308

Total other funds	—	—	—	11,109	—	—	—	1,744

Derivative assets/liabilities	5	6	—	11	1	1	—	2
Other assets/liabilities, net [b]	—	—	—	18	—	—	—	2

Total assets	$5,547	$1,295	$—	$17,969	$874	$217	$—	$2,837

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

In millions of U.S. dollars

	June 30, 2017
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$11	$—	$—	$11	$11	$—	$—	$11
Securities purchased under resale agreements	144	—	—	144	37	—	—	37
Government and agency securities	1,901	463	—	2,364	335	103	—	438
Corporate and convertible bonds	—	337	—	337	—	53	—	53
ABS	—	178	—	178	—	27	—	27
Mortgage backed securities	—	230	—	230	—	34	—	34

Total debt securities	2,056	1,208	—	3,264	383	217	—	600

Equity securities
Stocks	3,671	—	—	3,671	504	—	—	504
Mutual funds	93	—	—	93	16	—	—	16
Real estate investment trusts (REITs)	379	—	—	379	52	—	—	52

Total equity securities	4,143	—	—	4,143	572	—	—	572

Other funds at NAV [a]
Commingled funds	—	—	—	2,045	—	—	—	325
Private equity	—	—	—	3,491	—	—	—	588
Real estate (including infrastructure and timber)	—	—	—	1,903	—	—	—	265
Hedge funds	—	—	—	1,890	—	—	—	263

Total other funds	—	—	—	9,329	—	—	—	1,441

Derivative assets/liabilities	1	(7)	—	(6)	*	(1)	—	(1)
Other assets/liabilities, net [b]	—	—	—	26	—	—	—	(19)

Total assets	$6,200	$1,201	$—	$16,756	$955	$216	$—	$2,593

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

Valuation Methods and Assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the preceding table may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the preceding table are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques, which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value, which approximates fair value.

Equity securities

Equity securities (including REITs) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value-add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge funds include investments in equity, event-driven, fixed income, multi-strategy and macro relative-value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long-term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2018:

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2018 - June 30, 2019	$866	$69	$63
July 1, 2019 - June 30, 2020	895	76	67
July 1, 2020 - June 30, 2021	922	83	70
July 1, 2021 - June 30, 2022	953	90	74
July 1, 2022 - June 30, 2023	988	97	79
July 1, 2023 - June 30, 2028	5,467	595	475

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2018 is $217 million and $54 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016:

In millions of U.S. dollars

	2018
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$93	$—		$93	$139
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(505)	—	3	[b]	3	(502)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	700	134	[c]	834	(2,423)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	24	[c]	24	(136)

Total Accumulated Other Comprehensive Loss	$(3,376)	$793	$161		$954	$(2,422)

In millions of U.S. dollars

	2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$181	$—		$181	$46
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	2	[b]	2	(505)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	2,198	345	[c]	2,543	(3,257)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	24	[c]	24	(160)

Total Accumulated Other Comprehensive Loss	$(6,126)	$2,379	$371		$2,750	$(3,376)

In millions of U.S. dollars

	2016
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$(135)	$—		$(135)	$(135)
Cumulative Effect of Change in Accounting Principle [a]		500	—	—		—	500
Reclassification [a]		(509)	—	2	[b]	2	(507)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	(2,893)	115	[c]	(2,778)	(5,800)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	(25)	23	[c]	(2)	(184)

Total Accumulated Other Comprehensive Loss		$(3,213)	$(3,053)	$140		$(2,913)	$(6,126)

a.

The Cumulative effect of change in accounting principle and the subsequent reclassification of this amount to net income, relate to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See Note J—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2018 and June 30, 2017.

In millions of U.S. dollars

	June 30, 2018			June 30, 2017
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$619	$619		$683	$683
Investments-Trading (including Securities purchased under resale agreements)	72,569	72,569		72,973	72,973
Net loans outstanding	183,588	186,650		177,422	181,149
Derivative assets
Investments	38,015	38,015		42,630	42,630
Loans	4,999	4,999		4,603	4,603
Client operations	17,042	17,042		22,842	22,842
Borrowings	80,518	80,518		78,824	78,824
Others	1,142	1,142		1,213	1,213
Liabilities
Borrowings	208,009	208,019	[a]	205,942	205,955	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	122	122		373	373
Derivative liabilities
Investments	37,298	37,298		43,713	43,713
Loans	5,007	5,007		5,712	5,712
Client operations	17,069	17,069		22,866	22,866
Borrowings	86,161	86,161		80,026	80,026
Others	1,561	1,561		812	812

a.	Includes $10 million ($13 million—June 30, 2017) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of June 30, 2018 and June 30, 2017, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note A—Summary of Significant Accounting and Related Policies.

For additional fair value disclosures regarding Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings, and Note F—Derivative Instruments, respectively.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value.

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the unrealized mark-to-market gains or losses on the Investments-Trading portfolio and non-trading portfolios, net, for the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016.

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2018
	Realized gains (losses)		Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading		$40	$442	$482

Non trading portfolios, net
Loan derivatives—Note F		—	916	916
Equity management, net		—	(799)	(799)
Borrowings, including derivatives—Notes E and F		*	(381)	(381)[c]
Other assets/liabilities derivatives		—	(2)	(2)
Client operations derivatives		—	*	*

Total	$	*	$(266)	$(266)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$152	$139	$291

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	1,529	1,529 [b]
Equity management, net	—	(1,701)	(1,701)
Borrowings, including derivatives—Notes E and F	6	(254)	(248)[c]
Other assets/liabilities derivatives	—	(5)	(5)
Client operations derivatives	—	12	12

Total	$6	$(419)	$(413)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$122	$(153)	$(31)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(1,234)	(1,234)[b]
Equity management, net	39	1,418	1,457
Borrowings, including derivatives—Notes E and F	28	479	507 [c]
Other assets/liabilities derivatives	—	(4)	(4)
Client operations derivatives	—	(28)	(28)

Total	$67	$631	$698

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.

Includes unrealized mark-to-market gains (losses) related to derivatives associated with loans (unrealized mark-to-market gains of $1,528 million—June 30, 2017; unrealized mark-to-market losses of $1,235 million—June 30, 2016).

c.

Includes $3,451 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $4,806 million—June 30, 2017 and unrealized mark-to-market gains of $2,242 million—June 30, 2016).

*	Indicates amount less than $0.5 million.

NOTE M—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2018, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 1 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381469	USD	5,000,000.00	5,000,000.00	2-Apr-18	2-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010381470	USD	100,000,000.00	100,000,000.00	2-Apr-18	2-Apr-18	1-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010381471	USD	100,000,000.00	100,000,000.00	2-Apr-18	2-Apr-18	1-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010381472	USD	5,000,000.00	5,000,000.00	2-Apr-18	2-Apr-18	12-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381473	USD	10,000,000.00	10,000,000.00	2-Apr-18	2-Apr-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381474	USD	10,000,000.00	10,000,000.00	2-Apr-18	2-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381475	USD	141,000,000.00	141,000,000.00	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381477	USD	35,000,000.00	35,000,000.00	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010381478	USD	50,000,000.00	50,000,000.00	2-Apr-18	2-Apr-18	13-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381479	USD	50,000,000.00	50,000,000.00	2-Apr-18	2-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010381480	USD	2,000,000.00	2,000,000.00	2-Apr-18	2-Apr-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381481	USD	111,530,000.00	111,530,000.00	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010381476	USD	200,000,000.00	200,000,000.00	2-Apr-18	3-Apr-18	4-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010381482	USD	600,000,000.00	600,000,000.00	2-Apr-18	3-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010381537	USD	50,000,000.00	50,000,000.00	3-Apr-18	3-Apr-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010381550	USD	350,000.00	350,000.00	3-Apr-18	3-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381563	USD	75,000,000.00	75,000,000.00	3-Apr-18	3-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381566	USD	35,000,000.00	35,000,000.00	3-Apr-18	3-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010381585	USD	25,000,000.00	25,000,000.00	4-Apr-18	4-Apr-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010381586	USD	3,164,000.00	3,164,000.00	4-Apr-18	4-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010381587	USD	25,000,000.00	25,000,000.00	4-Apr-18	4-Apr-18	24-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381599	USD	10,000,000.00	10,000,000.00	4-Apr-18	4-Apr-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010381656	USD	40,000,000.00	40,000,000.00	4-Apr-18	4-Apr-18	6-Aug-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 2 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010381660	USD	10,000,000.00	10,000,000.00	4-Apr-18	4-Apr-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010381661	USD	10,000,000.00	10,000,000.00	4-Apr-18	4-Apr-18	13-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381673	USD	5,000,000.00	5,000,000.00	4-Apr-18	5-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381782	USD	100,000,000.00	100,000,000.00	5-Apr-18	5-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010381783	USD	100,000,000.00	100,000,000.00	5-Apr-18	5-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010381784	USD	100,000,000.00	100,000,000.00	5-Apr-18	5-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUL18	0010381793	USD	30,000,000.00	30,000,000.00	5-Apr-18	5-Apr-18	11-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381853	USD	100,000,000.00	100,000,000.00	6-Apr-18	6-Apr-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010381879	USD	35,000,000.00	35,000,000.00	6-Apr-18	6-Apr-18	6-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010381862	USD	50,000,000.00	50,000,000.00	6-Apr-18	9-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010381882	USD	10,000,000.00	10,000,000.00	6-Apr-18	9-Apr-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010381883	USD	30,000,000.00	30,000,000.00	6-Apr-18	9-Apr-18	25-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381906	USD	4,000,000.00	4,000,000.00	9-Apr-18	9-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010381907	USD	15,000,000.00	15,000,000.00	9-Apr-18	9-Apr-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381910	USD	5,500,000.00	5,500,000.00	9-Apr-18	9-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381911	USD	100,000,000.00	100,000,000.00	9-Apr-18	9-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381912	USD	100,000,000.00	100,000,000.00	9-Apr-18	9-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381913	USD	125,000.00	125,000.00	9-Apr-18	9-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381914	USD	95,000,000.00	95,000,000.00	9-Apr-18	9-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010381939	USD	10,000,000.00	10,000,000.00	9-Apr-18	9-Apr-18	2-Jan-19

DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010381958	USD	30,000,000.00	30,000,000.00	9-Apr-18	9-Apr-18	24-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382144	USD	30,000,000.00	30,000,000.00	10-Apr-18	10-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382145	USD	50,000,000.00	50,000,000.00	10-Apr-18	10-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382146	USD	14,045,000.00	14,045,000.00	10-Apr-18	10-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24JAN19	0010382151	USD	50,000,000.00	50,000,000.00	10-Apr-18	10-Apr-18	24-Jan-19

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382156	USD	10,000,000.00	10,000,000.00	10-Apr-18	10-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010382149	USD	30,000,000.00	30,000,000.00	10-Apr-18	11-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUN18	0010382150	USD	500,000,000.00	500,000,000.00	10-Apr-18	11-Apr-18	6-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010382226	USD	5,000,000.00	5,000,000.00	10-Apr-18	11-Apr-18	14-Feb-19

DIN/SELL USD/IBRD/DIN IBRDUS14NOV18	0010382227	USD	5,000,000.00	5,000,000.00	10-Apr-18	11-Apr-18	14-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010382230	USD	100,000,000.00	100,000,000.00	10-Apr-18	11-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS26JUN18	0010382248	USD	10,000,000.00	10,000,000.00	10-Apr-18	11-Apr-18	26-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382259	USD	5,000,000.00	5,000,000.00	11-Apr-18	11-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010382262	USD	25,000,000.00	25,000,000.00	11-Apr-18	11-Apr-18	20-Aug-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 3 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010382271	USD	15,000,000.00	15,000,000.00	11-Apr-18	11-Apr-18	7-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS6SEP18	0010382272	USD	18,500,000.00	18,500,000.00	11-Apr-18	11-Apr-18	6-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010382281	USD	1,542,000.00	1,542,000.00	11-Apr-18	11-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382285	USD	100,000,000.00	100,000,000.00	11-Apr-18	11-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010382286	USD	47,720,000.00	47,720,000.00	11-Apr-18	11-Apr-18	13-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382323	USD	50,000,000.00	50,000,000.00	11-Apr-18	11-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010382225	USD	10,500,000.00	10,500,000.00	10-Apr-18	12-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010382263	USD	3,000,000.00	3,000,000.00	11-Apr-18	12-Apr-18	19-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382398	USD	25,250,000.00	25,250,000.00	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382399	USD	33,150,000.00	33,150,000.00	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382400	USD	25,250,000.00	25,250,000.00	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382413	USD	25,250,000.00	25,250,000.00	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382417	USD	5,000,000.00	5,000,000.00	12-Apr-18	12-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010382431	USD	25,000,000.00	25,000,000.00	12-Apr-18	12-Apr-18	17-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010382433	USD	6,623,000.00	6,623,000.00	12-Apr-18	12-Apr-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010382452	USD	100,000,000.00	100,000,000.00	12-Apr-18	12-Apr-18	1-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382475	USD	100,000,000.00	100,000,000.00	12-Apr-18	12-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010382489	USD	25,000,000.00	25,000,000.00	12-Apr-18	12-Apr-18	30-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010382498	USD	400,000,000.00	400,000,000.00	12-Apr-18	13-Apr-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382566	USD	20,000,000.00	20,000,000.00	13-Apr-18	13-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010382576	USD	10,000,000.00	10,000,000.00	13-Apr-18	13-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010382577	USD	50,000,000.00	50,000,000.00	13-Apr-18	13-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010382578	USD	100,000,000.00	100,000,000.00	13-Apr-18	13-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010382589	USD	1,281,000.00	1,281,000.00	13-Apr-18	13-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382590	USD	30,000,000.00	30,000,000.00	13-Apr-18	13-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010382592	USD	1,000,000.00	1,000,000.00	13-Apr-18	13-Apr-18	3-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382611	USD	30,000,000.00	30,000,000.00	16-Apr-18	16-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382640	USD	200,000,000.00	200,000,000.00	16-Apr-18	16-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382642	USD	50,000,000.00	50,000,000.00	16-Apr-18	16-Apr-18	18-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 4 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010382654	USD	5,045,000.00	5,045,000.00	16-Apr-18	16-Apr-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010382655	USD	25,000,000.00	25,000,000.00	16-Apr-18	16-Apr-18	19-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010382656	USD	200,000,000.00	200,000,000.00	16-Apr-18	16-Apr-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010382680	USD	200,000,000.00	200,000,000.00	16-Apr-18	16-Apr-18	19-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010382681	USD	50,000,000.00	50,000,000.00	16-Apr-18	16-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010382686	USD	15,000,000.00	15,000,000.00	16-Apr-18	17-Apr-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382907	USD	50,000,000.00	50,000,000.00	18-Apr-18	18-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010382915	USD	5,000,000.00	5,000,000.00	18-Apr-18	18-Apr-18	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2MAY18	0010382918	USD	100,000,000.00	100,000,000.00	18-Apr-18	18-Apr-18	2-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010382919	USD	150,000,000.00	150,000,000.00	18-Apr-18	18-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010382925	USD	12,300,000.00	12,300,000.00	18-Apr-18	18-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382946	USD	15,000,000.00	15,000,000.00	18-Apr-18	18-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS28AUG18	0010382905	USD	500,000,000.00	500,000,000.00	18-Apr-18	19-Apr-18	28-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010383009	USD	200,000,000.00	200,000,000.00	19-Apr-18	19-Apr-18	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS3JUL18	0010383010	USD	11,643,000.00	11,643,000.00	19-Apr-18	19-Apr-18	3-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383011	USD	3,539,000.00	3,539,000.00	19-Apr-18	19-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010383012	USD	100,000,000.00	100,000,000.00	19-Apr-18	19-Apr-18	28-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010383013	USD	100,000,000.00	100,000,000.00	19-Apr-18	19-Apr-18	28-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010383014	USD	100,000,000.00	100,000,000.00	19-Apr-18	19-Apr-18	1-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010383015	USD	150,000,000.00	150,000,000.00	19-Apr-18	19-Apr-18	3-Dec-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383017	USD	15,000,000.00	15,000,000.00	19-Apr-18	19-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010383022	USD	100,000,000.00	100,000,000.00	19-Apr-18	19-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010383023	USD	2,800,000.00	2,800,000.00	19-Apr-18	19-Apr-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383021	USD	100,000,000.00	100,000,000.00	19-Apr-18	20-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010383027	USD	200,000,000.00	200,000,000.00	20-Apr-18	20-Apr-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383030	USD	7,895,000.00	7,895,000.00	20-Apr-18	20-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383031	USD	2,105,000.00	2,105,000.00	20-Apr-18	20-Apr-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383032	USD	18,000,000.00	18,000,000.00	20-Apr-18	20-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383033	USD	100,000,000.00	100,000,000.00	20-Apr-18	20-Apr-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383034	USD	30,000,000.00	30,000,000.00	20-Apr-18	20-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383035	USD	100,000,000.00	100,000,000.00	20-Apr-18	20-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383038	USD	5,000,000.00	5,000,000.00	20-Apr-18	20-Apr-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010383067	USD	15,000,000.00	15,000,000.00	23-Apr-18	23-Apr-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383068	USD	18,000,000.00	18,000,000.00	23-Apr-18	23-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383089	USD	18,697,000.00	18,697,000.00	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383090	USD	2,970,000.00	2,970,000.00	23-Apr-18	23-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383091	USD	35,000,000.00	35,000,000.00	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383092	USD	21,210,000.00	21,210,000.00	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383102	USD	43,234,000.00	43,234,000.00	23-Apr-18	23-Apr-18	30-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 5 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19OCT18	0010383106	USD	2,000,000.00	2,000,000.00	23-Apr-18	23-Apr-18	19-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010383120	USD	38,907,000.00	38,907,000.00	24-Apr-18	24-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383145	USD	100,000,000.00	100,000,000.00	24-Apr-18	24-Apr-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383146	USD	124,000,000.00	124,000,000.00	24-Apr-18	24-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383149	USD	49,495,000.00	49,495,000.00	24-Apr-18	24-Apr-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383150	USD	4,000,000.00	4,000,000.00	24-Apr-18	24-Apr-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383156	USD	5,169,000.00	5,169,000.00	24-Apr-18	24-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010383162	USD	5,000,000.00	5,000,000.00	24-Apr-18	24-Apr-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010383163	USD	5,000,000.00	5,000,000.00	24-Apr-18	24-Apr-18	24-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010383144	USD	7,249,000.00	7,249,000.00	24-Apr-18	25-Apr-18	1-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383197	USD	100,000,000.00	100,000,000.00	25-Apr-18	25-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383205	USD	50,000,000.00	50,000,000.00	25-Apr-18	25-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010383206	USD	120,077,000.00	120,077,000.00	25-Apr-18	25-Apr-18	23-May-18

DIN/SELL USD/IBRD/DIN IBRDUS19SEP18	0010383242	USD	10,000,000.00	10,000,000.00	25-Apr-18	25-Apr-18	19-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS17MAY18	0010383252	USD	28,000,000.00	28,000,000.00	25-Apr-18	25-Apr-18	17-May-18

DIN/SELL USD/IBRD/DIN IBRDUS4MAY18	0010383279	USD	20,000,000.00	20,000,000.00	25-Apr-18	26-Apr-18	4-May-18

DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383293	USD	48,000,000.00	48,000,000.00	26-Apr-18	26-Apr-18	17-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010383294	USD	5,000,000.00	5,000,000.00	26-Apr-18	26-Apr-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010383297	USD	6,809,000.00	6,809,000.00	26-Apr-18	26-Apr-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383298	USD	1,800,000.00	1,800,000.00	26-Apr-18	26-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010383299	USD	100,000,000.00	100,000,000.00	26-Apr-18	26-Apr-18	4-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383301	USD	20,000,000.00	20,000,000.00	26-Apr-18	26-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383302	USD	32,645,000.00	32,645,000.00	26-Apr-18	26-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010383303	USD	38,138,000.00	38,138,000.00	26-Apr-18	26-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010383317	USD	7,500,000.00	7,500,000.00	26-Apr-18	27-Apr-18	20-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383363	USD	2,200,000.00	2,200,000.00	27-Apr-18	27-Apr-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383364	USD	34,000,000.00	34,000,000.00	27-Apr-18	27-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383365	USD	7,500,000.00	7,500,000.00	27-Apr-18	27-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010383398	USD	50,000,000.00	50,000,000.00	30-Apr-18	30-Apr-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383406	USD	35,000,000.00	35,000,000.00	30-Apr-18	30-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383414	USD	900,000,000.00	900,000,000.00	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383447	USD	50,000,000.00	50,000,000.00	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383450	USD	50,000,000.00	50,000,000.00	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383453	USD	100,000,000.00	100,000,000.00	30-Apr-18	30-Apr-18	14-May-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 6 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010383468	USD	500,000.00	500,000.00	30-Apr-18	30-Apr-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383472	USD	5,531,000.00	5,531,000.00	30-Apr-18	30-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS11MAY18	0010383474	USD	50,000,000.00	50,000,000.00	30-Apr-18	30-Apr-18	11-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383478	USD	18,530,000.00	18,530,000.00	30-Apr-18	30-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383751	USD	15,000,000.00	15,000,000.00	1-May-18	1-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383752	USD	5,103,000.00	5,103,000.00	1-May-18	1-May-18	17-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2MAY18	0010383760	USD	172,850,000.00	172,850,000.00	1-May-18	1-May-18	2-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010383366	USD	50,000,000.00	50,000,000.00	27-Apr-18	2-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18MAY18	0010383367	USD	30,000,000.00	30,000,000.00	27-Apr-18	2-May-18	18-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383368	USD	35,000,000.00	35,000,000.00	27-Apr-18	2-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383764	USD	100,000,000.00	100,000,000.00	1-May-18	2-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383766	USD	10,000,000.00	10,000,000.00	1-May-18	2-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010383787	USD	3,000,000.00	3,000,000.00	2-May-18	2-May-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS10JUL18	0010383795	USD	15,905,000.00	15,905,000.00	2-May-18	2-May-18	10-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383817	USD	17,835,000.00	17,835,000.00	2-May-18	2-May-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383820	USD	15,600,000.00	15,600,000.00	2-May-18	2-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383822	USD	4,859,000.00	4,859,000.00	2-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383823	USD	4,454,000.00	4,454,000.00	2-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383836	USD	5,012,000.00	5,012,000.00	3-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383839	USD	10,540,000.00	10,540,000.00	3-May-18	3-May-18	17-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010383840	USD	500,000,000.00	500,000,000.00	3-May-18	3-May-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383850	USD	65,000,000.00	65,000,000.00	3-May-18	3-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383851	USD	20,000,000.00	20,000,000.00	3-May-18	3-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383852	USD	3,300,000.00	3,300,000.00	3-May-18	3-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010383853	USD	50,000,000.00	50,000,000.00	3-May-18	3-May-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010383841	USD	500,000,000.00	500,000,000.00	3-May-18	4-May-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383878	USD	5,534,000.00	5,534,000.00	4-May-18	4-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383896	USD	1,534,000.00	1,534,000.00	4-May-18	4-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383897	USD	2,003,000.00	2,003,000.00	4-May-18	4-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383898	USD	219,000,000.00	219,000,000.00	4-May-18	4-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010383905	USD	6,000,000.00	6,000,000.00	4-May-18	4-May-18	27-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383842	USD	500,000,000.00	500,000,000.00	3-May-18	7-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383923	USD	1,000,000.00	1,000,000.00	7-May-18	7-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383930	USD	65,815,000.00	65,815,000.00	7-May-18	7-May-18	28-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 7 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383931	USD	3,925,000.00	3,925,000.00	7-May-18	7-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383932	USD	20,950,000.00	20,950,000.00	7-May-18	7-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383933	USD	28,390,000.00	28,390,000.00	7-May-18	7-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383934	USD	38,707,000.00	38,707,000.00	7-May-18	7-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383935	USD	150,000,000.00	150,000,000.00	7-May-18	7-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383936	USD	100,000,000.00	100,000,000.00	7-May-18	7-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384021	USD	2,020,000.00	2,020,000.00	8-May-18	8-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010384029	USD	3,000,000.00	3,000,000.00	8-May-18	8-May-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010384098	USD	6,000,000.00	6,000,000.00	8-May-18	8-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010384106	USD	2,000,000.00	2,000,000.00	9-May-18	9-May-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS3OCT18	0010384112	USD	18,000,000.00	18,000,000.00	9-May-18	9-May-18	3-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010384126	USD	30,000,000.00	30,000,000.00	9-May-18	9-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384183	USD	6,000,000.00	6,000,000.00	9-May-18	9-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010384326	USD	10,540,000.00	10,540,000.00	10-May-18	10-May-18	24-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384330	USD	3,000,000.00	3,000,000.00	10-May-18	10-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384331	USD	14,997,000.00	14,997,000.00	10-May-18	10-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010384332	USD	15,000,000.00	15,000,000.00	10-May-18	11-May-18	26-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384392	USD	20,000,000.00	20,000,000.00	11-May-18	11-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384402	USD	25,000,000.00	25,000,000.00	11-May-18	11-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384403	USD	25,000,000.00	25,000,000.00	11-May-18	11-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384404	USD	25,000,000.00	25,000,000.00	11-May-18	11-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384524	USD	25,000,000.00	25,000,000.00	14-May-18	14-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384528	USD	29,000,000.00	29,000,000.00	14-May-18	14-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384530	USD	15,000,000.00	15,000,000.00	14-May-18	14-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384531	USD	5,917,000.00	5,917,000.00	14-May-18	14-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384551	USD	4,900,000.00	4,900,000.00	15-May-18	15-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010384549	USD	300,000,000.00	300,000,000.00	15-May-18	16-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384552	USD	150,000,000.00	150,000,000.00	15-May-18	16-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010384631	USD	3,000,000.00	3,000,000.00	16-May-18	16-May-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384652	USD	346,000,000.00	346,000,000.00	16-May-18	16-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384672	USD	10,420,000.00	10,420,000.00	16-May-18	16-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384686	USD	5,000,000.00	5,000,000.00	17-May-18	17-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384687	USD	20,000,000.00	20,000,000.00	17-May-18	17-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18MAY18	0010384703	USD	4,765,000.00	4,765,000.00	17-May-18	17-May-18	18-May-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 8 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384715	USD	10,000,000.00	10,000,000.00	18-May-18	18-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384727	USD	25,000,000.00	25,000,000.00	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384728	USD	25,000,000.00	25,000,000.00	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384729	USD	25,000,000.00	25,000,000.00	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384730	USD	67,000.00	67,000.00	18-May-18	21-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384759	USD	16,000,000.00	16,000,000.00	21-May-18	22-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384814	USD	1,000,000.00	1,000,000.00	22-May-18	22-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUN18	0010384817	USD	155,000,000.00	155,000,000.00	22-May-18	22-May-18	6-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010384822	USD	5,000,000.00	5,000,000.00	22-May-18	23-May-18	26-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010384832	USD	30,000,000.00	30,000,000.00	23-May-18	23-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010384833	USD	10,000,000.00	10,000,000.00	23-May-18	23-May-18	17-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384838	USD	15,000,000.00	15,000,000.00	23-May-18	23-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384849	USD	100,000,000.00	100,000,000.00	24-May-18	24-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS26JUL18	0010384852	USD	30,000,000.00	30,000,000.00	24-May-18	24-May-18	26-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384853	USD	2,832,000.00	2,832,000.00	24-May-18	24-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010384858	USD	25,000,000.00	25,000,000.00	24-May-18	24-May-18	22-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010384854	USD	7,249,000.00	7,249,000.00	24-May-18	25-May-18	1-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010384855	USD	25,000,000.00	25,000,000.00	24-May-18	25-May-18	20-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010384859	USD	1,700,000.00	1,700,000.00	24-May-18	25-May-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384864	USD	2,000,000.00	2,000,000.00	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384867	USD	128,000,000.00	128,000,000.00	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010384870	USD	25,000,000.00	25,000,000.00	25-May-18	25-May-18	10-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010384871	USD	25,000,000.00	25,000,000.00	25-May-18	25-May-18	31-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010384872	USD	80,000,000.00	80,000,000.00	25-May-18	25-May-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010384873	USD	30,000,000.00	30,000,000.00	25-May-18	25-May-18	10-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384874	USD	82,000,000.00	82,000,000.00	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010384880	USD	10,000,000.00	10,000,000.00	29-May-18	29-May-18	23-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384881	USD	12,000,000.00	12,000,000.00	29-May-18	29-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30MAY18	0010384889	USD	160,000,000.00	160,000,000.00	29-May-18	29-May-18	30-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010384890	USD	20,000,000.00	20,000,000.00	29-May-18	30-May-18	27-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384923	USD	225,000,000.00	225,000,000.00	30-May-18	30-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010384924	USD	20,000,000.00	20,000,000.00	30-May-18	30-May-18	24-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010384925	USD	273,000,000.00	273,000,000.00	30-May-18	30-May-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010384926	USD	25,000,000.00	25,000,000.00	30-May-18	30-May-18	2-Jul-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 9 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010384928	USD	20,000,000.00	20,000,000.00	30-May-18	30-May-18	17-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS19SEP18	0010384949	USD	15,000,000.00	15,000,000.00	30-May-18	30-May-18	19-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010385027	USD	25,000,000.00	25,000,000.00	31-May-18	31-May-18	20-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010385028	USD	198,000,000.00	198,000,000.00	31-May-18	31-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010385043	USD	50,000,000.00	50,000,000.00	31-May-18	31-May-18	31-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010385044	USD	15,000,000.00	15,000,000.00	31-May-18	31-May-18	31-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385048	USD	77,000,000.00	77,000,000.00	31-May-18	31-May-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385364	USD	7,000,000.00	7,000,000.00	1-Jun-18	1-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010385365	USD	15,000,000.00	15,000,000.00	1-Jun-18	1-Jun-18	24-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385401	USD	25,000,000.00	25,000,000.00	1-Jun-18	1-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010385431	USD	75,000,000.00	75,000,000.00	1-Jun-18	1-Jun-18	6-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010385432	USD	100,000,000.00	100,000,000.00	1-Jun-18	1-Jun-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010385433	USD	12,000,000.00	12,000,000.00	1-Jun-18	1-Jun-18	27-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385454	USD	2,000,000.00	2,000,000.00	4-Jun-18	4-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010385455	USD	300,000,000.00	300,000,000.00	4-Jun-18	4-Jun-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010385456	USD	25,950,000.00	25,950,000.00	4-Jun-18	4-Jun-18	23-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9AUG18	0010385483	USD	5,000,000.00	5,000,000.00	4-Jun-18	4-Jun-18	9-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010385484	USD	5,000,000.00	5,000,000.00	4-Jun-18	4-Jun-18	16-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010385485	USD	5,000,000.00	5,000,000.00	4-Jun-18	4-Jun-18	23-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010385486	USD	5,000,000.00	5,000,000.00	4-Jun-18	4-Jun-18	30-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010385487	USD	3,500,000.00	3,500,000.00	4-Jun-18	4-Jun-18	4-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010385530	USD	200,000,000.00	200,000,000.00	5-Jun-18	5-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385534	USD	15,000,000.00	15,000,000.00	5-Jun-18	5-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS27SEP18	0010385539	USD	10,000,000.00	10,000,000.00	5-Jun-18	6-Jun-18	27-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385557	USD	14,000,000.00	14,000,000.00	6-Jun-18	6-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385558	USD	15,400,000.00	15,400,000.00	6-Jun-18	6-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385559	USD	12,700,000.00	12,700,000.00	6-Jun-18	6-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010385577	USD	10,000,000.00	10,000,000.00	6-Jun-18	6-Jun-18	17-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS8JUN18	0010385579	USD	47,000,000.00	47,000,000.00	6-Jun-18	6-Jun-18	8-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010385584	USD	27,440,000.00	27,440,000.00	6-Jun-18	6-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385607	USD	1,000,000.00	1,000,000.00	6-Jun-18	6-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385622	USD	25,000,000.00	25,000,000.00	6-Jun-18	6-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010385664	USD	10,000,000.00	10,000,000.00	6-Jun-18	6-Jun-18	27-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010385672	USD	10,000,000.00	10,000,000.00	6-Jun-18	6-Jun-18	29-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 10 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010385663	USD	20,000,000.00	20,000,000.00	6-Jun-18	7-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385771	USD	2,000,000.00	2,000,000.00	7-Jun-18	7-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385787	USD	2,225,000.00	2,225,000.00	7-Jun-18	7-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUL18	0010385931	USD	1,006,000.00	1,006,000.00	7-Jun-18	7-Jun-18	5-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385933	USD	20,000,000.00	20,000,000.00	7-Jun-18	7-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010385934	USD	31,000,000.00	31,000,000.00	7-Jun-18	7-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010385942	USD	100,000,000.00	100,000,000.00	7-Jun-18	7-Jun-18	24-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386003	USD	6,000,000.00	6,000,000.00	7-Jun-18	7-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386302	USD	23,000,000.00	23,000,000.00	11-Jun-18	11-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386305	USD	500,000,000.00	500,000,000.00	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386307	USD	164,585,000.00	164,585,000.00	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386308	USD	300,000,000.00	300,000,000.00	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5SEP18	0010386314	USD	28,930,000.00	28,930,000.00	11-Jun-18	11-Jun-18	5-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS5SEP18	0010386317	USD	20,950,000.00	20,950,000.00	11-Jun-18	11-Jun-18	5-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010386318	USD	1,000,000.00	1,000,000.00	11-Jun-18	11-Jun-18	5-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386377	USD	3,518,000.00	3,518,000.00	12-Jun-18	12-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010386379	USD	500,000,000.00	500,000,000.00	12-Jun-18	12-Jun-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386430	USD	89,000,000.00	89,000,000.00	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010386432	USD	250,000,000.00	250,000,000.00	12-Jun-18	12-Jun-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010386433	USD	155,000,000.00	155,000,000.00	12-Jun-18	12-Jun-18	30-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386435	USD	500,000,000.00	500,000,000.00	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386436	USD	500,000,000.00	500,000,000.00	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010386429	USD	15,000,000.00	15,000,000.00	12-Jun-18	13-Jun-18	13-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010386431	USD	35,000,000.00	35,000,000.00	12-Jun-18	13-Jun-18	13-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010386434	USD	500,000,000.00	500,000,000.00	12-Jun-18	13-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010386456	USD	500,000,000.00	500,000,000.00	13-Jun-18	13-Jun-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386465	USD	15,000,000.00	15,000,000.00	13-Jun-18	13-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010386478	USD	100,000,000.00	100,000,000.00	13-Jun-18	13-Jun-18	3-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUL18	0010386681	USD	50,000,000.00	50,000,000.00	14-Jun-18	14-Jun-18	5-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386682	USD	1,810,000.00	1,810,000.00	14-Jun-18	14-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS25OCT18	0010386689	USD	15,000,000.00	15,000,000.00	14-Jun-18	14-Jun-18	25-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010386692	USD	20,000,000.00	20,000,000.00	14-Jun-18	14-Jun-18	6-Dec-18

DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386695	USD	200,000,000.00	200,000,000.00	14-Jun-18	14-Jun-18	13-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010386737	USD	5,000,000.00	5,000,000.00	14-Jun-18	14-Jun-18	15-Oct-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 11 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010386694	USD	7,663,000.00	7,663,000.00	14-Jun-18	15-Jun-18	30-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386764	USD	50,000,000.00	50,000,000.00	15-Jun-18	15-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010386765	USD	10,000,000.00	10,000,000.00	15-Jun-18	15-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386766	USD	41,000,000.00	41,000,000.00	15-Jun-18	15-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386785	USD	15,000,000.00	15,000,000.00	15-Jun-18	15-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010386786	USD	25,000,000.00	25,000,000.00	15-Jun-18	15-Jun-18	15-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386853	USD	5,000,000.00	5,000,000.00	15-Jun-18	15-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386903	USD	45,000,000.00	45,000,000.00	18-Jun-18	18-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386905	USD	18,000,000.00	18,000,000.00	18-Jun-18	18-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386906	USD	1,000,000.00	1,000,000.00	18-Jun-18	18-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010386911	USD	200,000,000.00	200,000,000.00	18-Jun-18	18-Jun-18	6-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010386913	USD	200,000,000.00	200,000,000.00	18-Jun-18	18-Jun-18	6-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386915	USD	500,000,000.00	500,000,000.00	18-Jun-18	18-Jun-18	13-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386916	USD	500,000,000.00	500,000,000.00	18-Jun-18	18-Jun-18	13-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010386917	USD	25,000,000.00	25,000,000.00	18-Jun-18	18-Jun-18	6-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS14SEP18	0010386918	USD	500,000,000.00	500,000,000.00	18-Jun-18	18-Jun-18	14-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS14SEP18	0010386919	USD	500,000,000.00	500,000,000.00	18-Jun-18	18-Jun-18	14-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010386920	USD	10,000,000.00	10,000,000.00	18-Jun-18	18-Jun-18	15-Mar-19

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386923	USD	50,000,000.00	50,000,000.00	18-Jun-18	18-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386959	USD	85,000,000.00	85,000,000.00	19-Jun-18	19-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386960	USD	2,000,000.00	2,000,000.00	19-Jun-18	19-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010386961	USD	100,000,000.00	100,000,000.00	19-Jun-18	19-Jun-18	28-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386963	USD	10,000,000.00	10,000,000.00	19-Jun-18	19-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386964	USD	12,000,000.00	12,000,000.00	19-Jun-18	19-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010386984	USD	5,000,000.00	5,000,000.00	19-Jun-18	19-Jun-18	17-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010386972	USD	500,000,000.00	500,000,000.00	19-Jun-18	20-Jun-18	23-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010387002	USD	5,000,000.00	5,000,000.00	20-Jun-18	20-Jun-18	13-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010387003	USD	11,713,000.00	11,713,000.00	20-Jun-18	20-Jun-18	16-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010387004	USD	50,000,000.00	50,000,000.00	20-Jun-18	20-Jun-18	25-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010387005	USD	100,000,000.00	100,000,000.00	20-Jun-18	20-Jun-18	30-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS3JUL18	0010387008	USD	2,000,000.00	2,000,000.00	20-Jun-18	20-Jun-18	3-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS14NOV18	0010387009	USD	18,500,000.00	18,500,000.00	20-Jun-18	20-Jun-18	14-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387010	USD	9,994,000.00	9,994,000.00	20-Jun-18	20-Jun-18	23-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387011	USD	40,000,000.00	40,000,000.00	20-Jun-18	20-Jun-18	24-Aug-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 12 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387013	USD	65,000,000.00	65,000,000.00	20-Jun-18	20-Jun-18	24-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387014	USD	113,000,000.00	113,000,000.00	20-Jun-18	20-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010387015	USD	45,000,000.00	45,000,000.00	20-Jun-18	20-Jun-18	8-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010387021	USD	5,237,000.00	5,237,000.00	20-Jun-18	20-Jun-18	14-Dec-18

DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387031	USD	150,000,000.00	150,000,000.00	20-Jun-18	20-Jun-18	23-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010387016	USD	1,000,000.00	1,000,000.00	20-Jun-18	21-Jun-18	17-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387017	USD	250,000,000.00	250,000,000.00	20-Jun-18	21-Jun-18	24-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010387023	USD	1,000,000.00	1,000,000.00	20-Jun-18	21-Jun-18	2-Nov-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUL18	0010387035	USD	600,000.00	600,000.00	20-Jun-18	21-Jun-18	12-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010387036	USD	16,500,000.00	16,500,000.00	20-Jun-18	21-Jun-18	13-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010387147	USD	9,450,000.00	9,450,000.00	21-Jun-18	22-Jun-18	15-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010387154	USD	12,000,000.00	12,000,000.00	21-Jun-18	22-Jun-18	27-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010387155	USD	18,000,000.00	18,000,000.00	21-Jun-18	22-Jun-18	29-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010387193	USD	100,000,000.00	100,000,000.00	22-Jun-18	22-Jun-18	22-Oct-18

DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010387146	USD	4,515,000.00	4,515,000.00	21-Jun-18	25-Jun-18	1-Feb-19

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387185	USD	25,000,000.00	25,000,000.00	22-Jun-18	25-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387212	USD	50,000,000.00	50,000,000.00	25-Jun-18	25-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010387216	USD	500,000,000.00	500,000,000.00	25-Jun-18	25-Jun-18	30-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387217	USD	100,000,000.00	100,000,000.00	25-Jun-18	25-Jun-18	2-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS2AUG18	0010387235	USD	25,000,000.00	25,000,000.00	26-Jun-18	26-Jun-18	2-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010387238	USD	96,000,000.00	96,000,000.00	26-Jun-18	26-Jun-18	15-Aug-18

DIN/SELL USD/IBRD/DIN IBRDUS25SEP18	0010387215	USD	250,000,000.00	250,000,000.00	25-Jun-18	27-Jun-18	25-Sep-18

DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387325	USD	133,000,000.00	133,000,000.00	27-Jun-18	27-Jun-18	24-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010387340	USD	2,000,000.00	2,000,000.00	27-Jun-18	27-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010387346	USD	15,000,000.00	15,000,000.00	27-Jun-18	27-Jun-18	9-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387399	USD	200,000,000.00	200,000,000.00	28-Jun-18	28-Jun-18	24-Jul-18

DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010387462	USD	100,000,000.00	100,000,000.00	29-Jun-18	29-Jun-18	17-Jul-18

Sub-total New Borrowings			27,551,177,000.00	27,551,177,000.00

Total New Borrowings				27,551,177,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 13 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010369408	USD	(15,000,000.00)	(15,000,000.00)	19-Oct-17	19-Oct-17	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010372929	USD	(300,000,000.00)	(300,000,000.00)	1-Dec-17	4-Dec-17	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010373005	USD	(300,000,000.00)	(300,000,000.00)	1-Dec-17	4-Dec-17	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010373955	USD	(10,000,000.00)	(10,000,000.00)	14-Dec-17	14-Dec-17	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010373988	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-17	14-Dec-17	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010374073	USD	(10,000,000.00)	(10,000,000.00)	15-Dec-17	15-Dec-17	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010374175	USD	(30,000,000.00)	(30,000,000.00)	18-Dec-17	19-Dec-17	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010374177	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-17	19-Dec-17	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374310	USD	(100,000,000.00)	(100,000,000.00)	21-Dec-17	21-Dec-17	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010374311	USD	(100,000,000.00)	(100,000,000.00)	21-Dec-17	21-Dec-17	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS26JUN18	0010374320	USD	(35,000,000.00)	(35,000,000.00)	22-Dec-17	22-Dec-17	26-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9MAY18	0010374348	USD	(23,000,000.00)	(23,000,000.00)	27-Dec-17	27-Dec-17	9-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374357	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010374406	USD	(24,380,000.00)	(24,380,000.00)	28-Dec-17	28-Dec-17	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374418	USD	(100,000,000.00)	(100,000,000.00)	28-Dec-17	28-Dec-17	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010374692	USD	(7,000,000.00)	(7,000,000.00)	3-Jan-18	3-Jan-18	6-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010374749	USD	(2,000,000.00)	(2,000,000.00)	4-Jan-18	4-Jan-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010374834	USD	(2,000,000.00)	(2,000,000.00)	5-Jan-18	5-Jan-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010374945	USD	(100,000,000.00)	(100,000,000.00)	8-Jan-18	8-Jan-18	13-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010375247	USD	(25,000,000.00)	(25,000,000.00)	10-Jan-18	10-Jan-18	23-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010375528	USD	(75,000,000.00)	(75,000,000.00)	16-Jan-18	16-Jan-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010375631	USD	(100,000,000.00)	(100,000,000.00)	17-Jan-18	18-Jan-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010375882	USD	(150,000,000.00)	(150,000,000.00)	19-Jan-18	19-Jan-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010375919	USD	(30,000,000.00)	(30,000,000.00)	22-Jan-18	22-Jan-18	16-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010376172	USD	(24,000,000.00)	(24,000,000.00)	24-Jan-18	24-Jan-18	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010376195	USD	(9,650,000.00)	(9,650,000.00)	25-Jan-18	25-Jan-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010376394	USD	(50,000,000.00)	(50,000,000.00)	29-Jan-18	29-Jan-18	12-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010376437	USD	(1,000,000.00)	(1,000,000.00)	30-Jan-18	30-Jan-18	23-May-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010376450	USD	(1,000,000.00)	(1,000,000.00)	30-Jan-18	30-Jan-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010376573	USD	(5,000,000.00)	(5,000,000.00)	31-Jan-18	31-Jan-18	5-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010376574	USD	(5,000,000.00)	(5,000,000.00)	31-Jan-18	31-Jan-18	12-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010376962	USD	(6,436,000.00)	(6,436,000.00)	1-Feb-18	1-Feb-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010377568	USD	(11,658,000.00)	(11,658,000.00)	8-Feb-18	8-Feb-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010377575	USD	(1,000,000.00)	(1,000,000.00)	8-Feb-18	8-Feb-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010378284	USD	(5,000,000.00)	(5,000,000.00)	15-Feb-18	15-Feb-18	19-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 14 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010378285	USD	(5,000,000.00)	(5,000,000.00)	15-Feb-18	15-Feb-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010378286	USD	(250,000,000.00)	(250,000,000.00)	15-Feb-18	16-Feb-18	16-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS17APR18	0010378287	USD	(250,000,000.00)	(250,000,000.00)	15-Feb-18	16-Feb-18	17-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010379330	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-18	5-Mar-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010379349	USD	(3,500,000.00)	(3,500,000.00)	5-Mar-18	5-Mar-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010379365	USD	(500,000,000.00)	(500,000,000.00)	5-Mar-18	5-Mar-18	16-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010379366	USD	(500,000,000.00)	(500,000,000.00)	5-Mar-18	5-Mar-18	16-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010379474	USD	(500,000,000.00)	(500,000,000.00)	7-Mar-18	7-Mar-18	13-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010379510	USD	(1,000,000.00)	(1,000,000.00)	8-Mar-18	8-Mar-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010379542	USD	(10,000,000.00)	(10,000,000.00)	8-Mar-18	8-Mar-18	6-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010379552	USD	(11,000,000.00)	(11,000,000.00)	8-Mar-18	8-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30MAY18	0010379553	USD	(11,646,000.00)	(11,646,000.00)	8-Mar-18	8-Mar-18	30-May-18

DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010379573	USD	(130,000,000.00)	(130,000,000.00)	8-Mar-18	8-Mar-18	6-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010379932	USD	(9,000,000.00)	(9,000,000.00)	9-Mar-18	9-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010379931	USD	(1,565,000.00)	(1,565,000.00)	9-Mar-18	12-Mar-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380019	USD	(100,000,000.00)	(100,000,000.00)	12-Mar-18	12-Mar-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010380024	USD	(85,000,000.00)	(85,000,000.00)	12-Mar-18	12-Mar-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS8JUN18	0010380058	USD	(1,000,000.00)	(1,000,000.00)	12-Mar-18	12-Mar-18	8-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380181	USD	(3,817,000.00)	(3,817,000.00)	13-Mar-18	13-Mar-18	5-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25JUN18	0010380315	USD	(15,000,000.00)	(15,000,000.00)	14-Mar-18	14-Mar-18	25-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380317	USD	(50,000,000.00)	(50,000,000.00)	14-Mar-18	14-Mar-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010380440	USD	(10,000,000.00)	(10,000,000.00)	14-Mar-18	15-Mar-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380586	USD	(50,000,000.00)	(50,000,000.00)	15-Mar-18	15-Mar-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380587	USD	(40,000,000.00)	(40,000,000.00)	15-Mar-18	15-Mar-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010380643	USD	(6,000,000.00)	(6,000,000.00)	15-Mar-18	15-Mar-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010380645	USD	(35,000,000.00)	(35,000,000.00)	15-Mar-18	16-Mar-18	6-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010380667	USD	(1,440,000.00)	(1,440,000.00)	16-Mar-18	16-Mar-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010380646	USD	(250,000,000.00)	(250,000,000.00)	15-Mar-18	19-Mar-18	19-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380713	USD	(500,000,000.00)	(500,000,000.00)	19-Mar-18	20-Mar-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380717	USD	(100,000,000.00)	(100,000,000.00)	19-Mar-18	20-Mar-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380734	USD	(100,000,000.00)	(100,000,000.00)	20-Mar-18	20-Mar-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380744	USD	(4,335,000.00)	(4,335,000.00)	20-Mar-18	20-Mar-18	5-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380745	USD	(1,502,000.00)	(1,502,000.00)	20-Mar-18	20-Mar-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010380776	USD	(20,000,000.00)	(20,000,000.00)	20-Mar-18	20-Mar-18	16-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 15 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010380777	USD	(68,900,000.00)	(68,900,000.00)	20-Mar-18	20-Mar-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010380718	USD	(700,000.00)	(700,000.00)	19-Mar-18	21-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010380736	USD	(25,000,000.00)	(25,000,000.00)	20-Mar-18	21-Mar-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010380778	USD	(13,000,000.00)	(13,000,000.00)	20-Mar-18	21-Mar-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380899	USD	(1,623,000.00)	(1,623,000.00)	22-Mar-18	22-Mar-18	5-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010380905	USD	(20,000,000.00)	(20,000,000.00)	22-Mar-18	22-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380906	USD	(20,000,000.00)	(20,000,000.00)	22-Mar-18	22-Mar-18	3-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010380910	USD	(500,000,000.00)	(500,000,000.00)	22-Mar-18	23-Mar-18	6-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380931	USD	(100,000,000.00)	(100,000,000.00)	23-Mar-18	23-Mar-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380932	USD	(100,000,000.00)	(100,000,000.00)	23-Mar-18	23-Mar-18	3-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380933	USD	(62,000,000.00)	(62,000,000.00)	23-Mar-18	23-Mar-18	3-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010380935	USD	(4,100,000.00)	(4,100,000.00)	23-Mar-18	23-Mar-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010381018	USD	(20,000,000.00)	(20,000,000.00)	26-Mar-18	26-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010381019	USD	(300,000,000.00)	(300,000,000.00)	26-Mar-18	26-Mar-18	2-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010381022	USD	(20,000,000.00)	(20,000,000.00)	26-Mar-18	26-Mar-18	5-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010381024	USD	(16,570,000.00)	(16,570,000.00)	26-Mar-18	26-Mar-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381023	USD	(500,000,000.00)	(500,000,000.00)	26-Mar-18	27-Mar-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010381025	USD	(124,487,000.00)	(124,487,000.00)	26-Mar-18	27-Mar-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010381026	USD	(450,000,000.00)	(450,000,000.00)	26-Mar-18	27-Mar-18	3-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381035	USD	(150,000,000.00)	(150,000,000.00)	27-Mar-18	27-Mar-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381138	USD	(5,000,000.00)	(5,000,000.00)	27-Mar-18	27-Mar-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381036	USD	(150,000,000.00)	(150,000,000.00)	27-Mar-18	28-Mar-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381043	USD	(15,000,000.00)	(15,000,000.00)	27-Mar-18	28-Mar-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381045	USD	(35,000,000.00)	(35,000,000.00)	27-Mar-18	28-Mar-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381096	USD	(10,000,000.00)	(10,000,000.00)	27-Mar-18	28-Mar-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010381151	USD	(16,000,000.00)	(16,000,000.00)	28-Mar-18	28-Mar-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381159	USD	(50,000,000.00)	(50,000,000.00)	28-Mar-18	28-Mar-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010381039	USD	(40,000,000.00)	(40,000,000.00)	27-Mar-18	29-Mar-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381154	USD	(31,000,000.00)	(31,000,000.00)	28-Mar-18	29-Mar-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381164	USD	(10,000,000.00)	(10,000,000.00)	28-Mar-18	29-Mar-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381231	USD	(25,000,000.00)	(25,000,000.00)	29-Mar-18	29-Mar-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010381232	USD	(100,000,000.00)	(100,000,000.00)	29-Mar-18	29-Mar-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010381234	USD	(14,600,000.00)	(14,600,000.00)	29-Mar-18	29-Mar-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381237	USD	(25,950,000.00)	(25,950,000.00)	29-Mar-18	29-Mar-18	7-May-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 16 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010381256	USD	(25,950,000.00)	(25,950,000.00)	29-Mar-18	29-Mar-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010381279	USD	(5,000,000.00)	(5,000,000.00)	29-Mar-18	29-Mar-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381284	USD	(28,390,000.00)	(28,390,000.00)	29-Mar-18	29-Mar-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18APR18	0010381370	USD	(55,000,000.00)	(55,000,000.00)	29-Mar-18	29-Mar-18	18-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381330	USD	(5,000,000.00)	(5,000,000.00)	29-Mar-18	2-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010381337	USD	(10,000,000.00)	(10,000,000.00)	29-Mar-18	2-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381469	USD	(5,000,000.00)	(5,000,000.00)	2-Apr-18	2-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010381472	USD	(5,000,000.00)	(5,000,000.00)	2-Apr-18	2-Apr-18	12-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381473	USD	(10,000,000.00)	(10,000,000.00)	2-Apr-18	2-Apr-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381474	USD	(10,000,000.00)	(10,000,000.00)	2-Apr-18	2-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381475	USD	(141,000,000.00)	(141,000,000.00)	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381477	USD	(35,000,000.00)	(35,000,000.00)	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010381478	USD	(50,000,000.00)	(50,000,000.00)	2-Apr-18	2-Apr-18	13-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381479	USD	(50,000,000.00)	(50,000,000.00)	2-Apr-18	2-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010381481	USD	(111,530,000.00)	(111,530,000.00)	2-Apr-18	2-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010381482	USD	(600,000,000.00)	(600,000,000.00)	2-Apr-18	3-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010381537	USD	(50,000,000.00)	(50,000,000.00)	3-Apr-18	3-Apr-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010381550	USD	(350,000.00)	(350,000.00)	3-Apr-18	3-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381563	USD	(75,000,000.00)	(75,000,000.00)	3-Apr-18	3-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381566	USD	(35,000,000.00)	(35,000,000.00)	3-Apr-18	3-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010381586	USD	(3,164,000.00)	(3,164,000.00)	4-Apr-18	4-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381599	USD	(10,000,000.00)	(10,000,000.00)	4-Apr-18	4-Apr-18	26-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010381660	USD	(10,000,000.00)	(10,000,000.00)	4-Apr-18	4-Apr-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381673	USD	(5,000,000.00)	(5,000,000.00)	4-Apr-18	5-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381782	USD	(100,000,000.00)	(100,000,000.00)	5-Apr-18	5-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010381783	USD	(100,000,000.00)	(100,000,000.00)	5-Apr-18	5-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010381784	USD	(100,000,000.00)	(100,000,000.00)	5-Apr-18	5-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381853	USD	(100,000,000.00)	(100,000,000.00)	6-Apr-18	6-Apr-18	9-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010381862	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-18	9-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381906	USD	(4,000,000.00)	(4,000,000.00)	9-Apr-18	9-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010381907	USD	(15,000,000.00)	(15,000,000.00)	9-Apr-18	9-Apr-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381910	USD	(5,500,000.00)	(5,500,000.00)	9-Apr-18	9-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381911	USD	(100,000,000.00)	(100,000,000.00)	9-Apr-18	9-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381912	USD	(100,000,000.00)	(100,000,000.00)	9-Apr-18	9-Apr-18	10-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 17 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381913	USD	(125,000.00)	(125,000.00)	9-Apr-18	9-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381914	USD	(95,000,000.00)	(95,000,000.00)	9-Apr-18	9-Apr-18	10-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382144	USD	(30,000,000.00)	(30,000,000.00)	10-Apr-18	10-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382145	USD	(50,000,000.00)	(50,000,000.00)	10-Apr-18	10-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382146	USD	(14,045,000.00)	(14,045,000.00)	10-Apr-18	10-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382156	USD	(10,000,000.00)	(10,000,000.00)	10-Apr-18	10-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010382149	USD	(30,000,000.00)	(30,000,000.00)	10-Apr-18	11-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUN18	0010382150	USD	(500,000,000.00)	(500,000,000.00)	10-Apr-18	11-Apr-18	6-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010382230	USD	(100,000,000.00)	(100,000,000.00)	10-Apr-18	11-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS26JUN18	0010382248	USD	(10,000,000.00)	(10,000,000.00)	10-Apr-18	11-Apr-18	26-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382259	USD	(5,000,000.00)	(5,000,000.00)	11-Apr-18	11-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010382281	USD	(1,542,000.00)	(1,542,000.00)	11-Apr-18	11-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382285	USD	(100,000,000.00)	(100,000,000.00)	11-Apr-18	11-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382323	USD	(50,000,000.00)	(50,000,000.00)	11-Apr-18	11-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010382225	USD	(10,500,000.00)	(10,500,000.00)	10-Apr-18	12-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382398	USD	(25,250,000.00)	(25,250,000.00)	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382399	USD	(33,150,000.00)	(33,150,000.00)	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382400	USD	(25,250,000.00)	(25,250,000.00)	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010382413	USD	(25,250,000.00)	(25,250,000.00)	11-Apr-18	12-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382417	USD	(5,000,000.00)	(5,000,000.00)	12-Apr-18	12-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010382433	USD	(6,623,000.00)	(6,623,000.00)	12-Apr-18	12-Apr-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010382475	USD	(100,000,000.00)	(100,000,000.00)	12-Apr-18	12-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382566	USD	(20,000,000.00)	(20,000,000.00)	13-Apr-18	13-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010382576	USD	(10,000,000.00)	(10,000,000.00)	13-Apr-18	13-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010382577	USD	(50,000,000.00)	(50,000,000.00)	13-Apr-18	13-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010382578	USD	(100,000,000.00)	(100,000,000.00)	13-Apr-18	13-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010382589	USD	(1,281,000.00)	(1,281,000.00)	13-Apr-18	13-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010382590	USD	(30,000,000.00)	(30,000,000.00)	13-Apr-18	13-Apr-18	27-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382611	USD	(30,000,000.00)	(30,000,000.00)	16-Apr-18	16-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382640	USD	(200,000,000.00)	(200,000,000.00)	16-Apr-18	16-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382642	USD	(50,000,000.00)	(50,000,000.00)	16-Apr-18	16-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010382654	USD	(5,045,000.00)	(5,045,000.00)	16-Apr-18	16-Apr-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010382656	USD	(200,000,000.00)	(200,000,000.00)	16-Apr-18	16-Apr-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010382680	USD	(200,000,000.00)	(200,000,000.00)	16-Apr-18	16-Apr-18	19-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 18 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010382681	USD	(50,000,000.00)	(50,000,000.00)	16-Apr-18	16-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010382907	USD	(50,000,000.00)	(50,000,000.00)	18-Apr-18	18-Apr-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010382915	USD	(5,000,000.00)	(5,000,000.00)	18-Apr-18	18-Apr-18	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS2MAY18	0010382918	USD	(100,000,000.00)	(100,000,000.00)	18-Apr-18	18-Apr-18	2-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010382919	USD	(150,000,000.00)	(150,000,000.00)	18-Apr-18	18-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010382925	USD	(12,300,000.00)	(12,300,000.00)	18-Apr-18	18-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010382946	USD	(15,000,000.00)	(15,000,000.00)	18-Apr-18	18-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010383009	USD	(200,000,000.00)	(200,000,000.00)	19-Apr-18	19-Apr-18	20-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383011	USD	(3,539,000.00)	(3,539,000.00)	19-Apr-18	19-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383017	USD	(15,000,000.00)	(15,000,000.00)	19-Apr-18	19-Apr-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010383022	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-18	19-Apr-18	23-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010383023	USD	(2,800,000.00)	(2,800,000.00)	19-Apr-18	19-Apr-18	20-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383021	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-18	20-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010383027	USD	(200,000,000.00)	(200,000,000.00)	20-Apr-18	20-Apr-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383030	USD	(7,895,000.00)	(7,895,000.00)	20-Apr-18	20-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383031	USD	(2,105,000.00)	(2,105,000.00)	20-Apr-18	20-Apr-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383032	USD	(18,000,000.00)	(18,000,000.00)	20-Apr-18	20-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383033	USD	(100,000,000.00)	(100,000,000.00)	20-Apr-18	20-Apr-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383034	USD	(30,000,000.00)	(30,000,000.00)	20-Apr-18	20-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383035	USD	(100,000,000.00)	(100,000,000.00)	20-Apr-18	20-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010383067	USD	(15,000,000.00)	(15,000,000.00)	23-Apr-18	23-Apr-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383068	USD	(18,000,000.00)	(18,000,000.00)	23-Apr-18	23-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383089	USD	(18,697,000.00)	(18,697,000.00)	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383090	USD	(2,970,000.00)	(2,970,000.00)	23-Apr-18	23-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383091	USD	(35,000,000.00)	(35,000,000.00)	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS24APR18	0010383092	USD	(21,210,000.00)	(21,210,000.00)	23-Apr-18	23-Apr-18	24-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383102	USD	(43,234,000.00)	(43,234,000.00)	23-Apr-18	23-Apr-18	30-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010383120	USD	(38,907,000.00)	(38,907,000.00)	24-Apr-18	24-Apr-18	25-Apr-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383145	USD	(100,000,000.00)	(100,000,000.00)	24-Apr-18	24-Apr-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383146	USD	(124,000,000.00)	(124,000,000.00)	24-Apr-18	24-Apr-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383149	USD	(49,495,000.00)	(49,495,000.00)	24-Apr-18	24-Apr-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383156	USD	(5,169,000.00)	(5,169,000.00)	24-Apr-18	24-Apr-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010383162	USD	(5,000,000.00)	(5,000,000.00)	24-Apr-18	24-Apr-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010383197	USD	(100,000,000.00)	(100,000,000.00)	25-Apr-18	25-Apr-18	30-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 19 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383205	USD	(50,000,000.00)	(50,000,000.00)	25-Apr-18	25-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010383206	USD	(120,077,000.00)	(120,077,000.00)	25-Apr-18	25-Apr-18	23-May-18

DIN/SELL USD/IBRD/DIN IBRDUS17MAY18	0010383252	USD	(28,000,000.00)	(28,000,000.00)	25-Apr-18	25-Apr-18	17-May-18

DIN/SELL USD/IBRD/DIN IBRDUS4MAY18	0010383279	USD	(20,000,000.00)	(20,000,000.00)	25-Apr-18	26-Apr-18	4-May-18

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010383294	USD	(5,000,000.00)	(5,000,000.00)	26-Apr-18	26-Apr-18	27-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010383297	USD	(6,809,000.00)	(6,809,000.00)	26-Apr-18	26-Apr-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383298	USD	(1,800,000.00)	(1,800,000.00)	26-Apr-18	26-Apr-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383301	USD	(20,000,000.00)	(20,000,000.00)	26-Apr-18	26-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383302	USD	(32,645,000.00)	(32,645,000.00)	26-Apr-18	26-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010383303	USD	(38,138,000.00)	(38,138,000.00)	26-Apr-18	26-Apr-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010383364	USD	(34,000,000.00)	(34,000,000.00)	27-Apr-18	27-Apr-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383365	USD	(7,500,000.00)	(7,500,000.00)	27-Apr-18	27-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383406	USD	(35,000,000.00)	(35,000,000.00)	30-Apr-18	30-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383414	USD	(900,000,000.00)	(900,000,000.00)	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383447	USD	(50,000,000.00)	(50,000,000.00)	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010383450	USD	(50,000,000.00)	(50,000,000.00)	30-Apr-18	30-Apr-18	1-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383453	USD	(100,000,000.00)	(100,000,000.00)	30-Apr-18	30-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010383468	USD	(500,000.00)	(500,000.00)	30-Apr-18	30-Apr-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010383472	USD	(5,531,000.00)	(5,531,000.00)	30-Apr-18	30-Apr-18	7-May-18

DIN/SELL USD/IBRD/DIN IBRDUS11MAY18	0010383474	USD	(50,000,000.00)	(50,000,000.00)	30-Apr-18	30-Apr-18	11-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383478	USD	(18,530,000.00)	(18,530,000.00)	30-Apr-18	30-Apr-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383751	USD	(15,000,000.00)	(15,000,000.00)	1-May-18	1-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS2MAY18	0010383760	USD	(172,850,000.00)	(172,850,000.00)	1-May-18	1-May-18	2-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010383366	USD	(50,000,000.00)	(50,000,000.00)	27-Apr-18	2-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18MAY18	0010383367	USD	(30,000,000.00)	(30,000,000.00)	27-Apr-18	2-May-18	18-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383368	USD	(35,000,000.00)	(35,000,000.00)	27-Apr-18	2-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010383764	USD	(100,000,000.00)	(100,000,000.00)	1-May-18	2-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383766	USD	(10,000,000.00)	(10,000,000.00)	1-May-18	2-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010383817	USD	(17,835,000.00)	(17,835,000.00)	2-May-18	2-May-18	3-May-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383820	USD	(15,600,000.00)	(15,600,000.00)	2-May-18	2-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383822	USD	(4,859,000.00)	(4,859,000.00)	2-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383823	USD	(4,454,000.00)	(4,454,000.00)	2-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383836	USD	(5,012,000.00)	(5,012,000.00)	3-May-18	3-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010383840	USD	(500,000,000.00)	(500,000,000.00)	3-May-18	3-May-18	12-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 20 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010383850	USD	(65,000,000.00)	(65,000,000.00)	3-May-18	3-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383851	USD	(20,000,000.00)	(20,000,000.00)	3-May-18	3-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383852	USD	(3,300,000.00)	(3,300,000.00)	3-May-18	3-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010383853	USD	(50,000,000.00)	(50,000,000.00)	3-May-18	3-May-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010383841	USD	(500,000,000.00)	(500,000,000.00)	3-May-18	4-May-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010383878	USD	(5,534,000.00)	(5,534,000.00)	4-May-18	4-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383896	USD	(1,534,000.00)	(1,534,000.00)	4-May-18	4-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383897	USD	(2,003,000.00)	(2,003,000.00)	4-May-18	4-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383898	USD	(219,000,000.00)	(219,000,000.00)	4-May-18	4-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010383842	USD	(500,000,000.00)	(500,000,000.00)	3-May-18	7-May-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010383923	USD	(1,000,000.00)	(1,000,000.00)	7-May-18	7-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010383930	USD	(65,815,000.00)	(65,815,000.00)	7-May-18	7-May-18	28-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383931	USD	(3,925,000.00)	(3,925,000.00)	7-May-18	7-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383932	USD	(20,950,000.00)	(20,950,000.00)	7-May-18	7-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010383933	USD	(28,390,000.00)	(28,390,000.00)	7-May-18	7-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010383934	USD	(38,707,000.00)	(38,707,000.00)	7-May-18	7-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383935	USD	(150,000,000.00)	(150,000,000.00)	7-May-18	7-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010383936	USD	(100,000,000.00)	(100,000,000.00)	7-May-18	7-May-18	8-May-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384021	USD	(2,020,000.00)	(2,020,000.00)	8-May-18	8-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010384098	USD	(6,000,000.00)	(6,000,000.00)	8-May-18	8-May-18	31-May-18

DIN/SELL USD/IBRD/DIN IBRDUS10MAY18	0010384106	USD	(2,000,000.00)	(2,000,000.00)	9-May-18	9-May-18	10-May-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010384126	USD	(30,000,000.00)	(30,000,000.00)	9-May-18	9-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384183	USD	(6,000,000.00)	(6,000,000.00)	9-May-18	9-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384330	USD	(3,000,000.00)	(3,000,000.00)	10-May-18	10-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384331	USD	(14,997,000.00)	(14,997,000.00)	10-May-18	10-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384392	USD	(20,000,000.00)	(20,000,000.00)	11-May-18	11-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384402	USD	(25,000,000.00)	(25,000,000.00)	11-May-18	11-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS14MAY18	0010384403	USD	(25,000,000.00)	(25,000,000.00)	11-May-18	11-May-18	14-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384404	USD	(25,000,000.00)	(25,000,000.00)	11-May-18	11-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010384524	USD	(25,000,000.00)	(25,000,000.00)	14-May-18	14-May-18	15-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384528	USD	(29,000,000.00)	(29,000,000.00)	14-May-18	14-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384530	USD	(15,000,000.00)	(15,000,000.00)	14-May-18	14-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384531	USD	(5,917,000.00)	(5,917,000.00)	14-May-18	14-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384551	USD	(4,900,000.00)	(4,900,000.00)	15-May-18	15-May-18	7-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 21 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010384549	USD	(300,000,000.00)	(300,000,000.00)	15-May-18	16-May-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384552	USD	(150,000,000.00)	(150,000,000.00)	15-May-18	16-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010384631	USD	(3,000,000.00)	(3,000,000.00)	16-May-18	16-May-18	25-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384652	USD	(346,000,000.00)	(346,000,000.00)	16-May-18	16-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384672	USD	(10,420,000.00)	(10,420,000.00)	16-May-18	16-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384686	USD	(5,000,000.00)	(5,000,000.00)	17-May-18	17-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010384687	USD	(20,000,000.00)	(20,000,000.00)	17-May-18	17-May-18	21-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18MAY18	0010384703	USD	(4,765,000.00)	(4,765,000.00)	17-May-18	17-May-18	18-May-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384715	USD	(10,000,000.00)	(10,000,000.00)	18-May-18	18-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384727	USD	(25,000,000.00)	(25,000,000.00)	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384728	USD	(25,000,000.00)	(25,000,000.00)	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS22MAY18	0010384729	USD	(25,000,000.00)	(25,000,000.00)	18-May-18	18-May-18	22-May-18

DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010384730	USD	(67,000.00)	(67,000.00)	18-May-18	21-May-18	1-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384759	USD	(16,000,000.00)	(16,000,000.00)	21-May-18	22-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010384814	USD	(1,000,000.00)	(1,000,000.00)	22-May-18	22-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS6JUN18	0010384817	USD	(155,000,000.00)	(155,000,000.00)	22-May-18	22-May-18	6-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010384832	USD	(30,000,000.00)	(30,000,000.00)	23-May-18	23-May-18	29-May-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384838	USD	(15,000,000.00)	(15,000,000.00)	23-May-18	23-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384849	USD	(100,000,000.00)	(100,000,000.00)	24-May-18	24-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS7JUN18	0010384853	USD	(2,832,000.00)	(2,832,000.00)	24-May-18	24-May-18	7-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010384859	USD	(1,700,000.00)	(1,700,000.00)	24-May-18	25-May-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384864	USD	(2,000,000.00)	(2,000,000.00)	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384867	USD	(128,000,000.00)	(128,000,000.00)	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384874	USD	(82,000,000.00)	(82,000,000.00)	25-May-18	25-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010384881	USD	(12,000,000.00)	(12,000,000.00)	29-May-18	29-May-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS30MAY18	0010384889	USD	(160,000,000.00)	(160,000,000.00)	29-May-18	29-May-18	30-May-18

DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010384923	USD	(225,000,000.00)	(225,000,000.00)	30-May-18	30-May-18	4-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010384925	USD	(273,000,000.00)	(273,000,000.00)	30-May-18	30-May-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010385028	USD	(198,000,000.00)	(198,000,000.00)	31-May-18	31-May-18	15-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385364	USD	(7,000,000.00)	(7,000,000.00)	1-Jun-18	1-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010385432	USD	(100,000,000.00)	(100,000,000.00)	1-Jun-18	1-Jun-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010385455	USD	(300,000,000.00)	(300,000,000.00)	4-Jun-18	4-Jun-18	5-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010385530	USD	(200,000,000.00)	(200,000,000.00)	5-Jun-18	5-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385557	USD	(14,000,000.00)	(14,000,000.00)	6-Jun-18	6-Jun-18	11-Jun-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2018 through June 30 2018	Page 22 of 22

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385558	USD	(15,400,000.00)	(15,400,000.00)	6-Jun-18	6-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS8JUN18	0010385579	USD	(47,000,000.00)	(47,000,000.00)	6-Jun-18	6-Jun-18	8-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010385584	USD	(27,440,000.00)	(27,440,000.00)	6-Jun-18	6-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385607	USD	(1,000,000.00)	(1,000,000.00)	6-Jun-18	6-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010385672	USD	(10,000,000.00)	(10,000,000.00)	6-Jun-18	6-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010385933	USD	(20,000,000.00)	(20,000,000.00)	7-Jun-18	7-Jun-18	11-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010385934	USD	(31,000,000.00)	(31,000,000.00)	7-Jun-18	7-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386003	USD	(6,000,000.00)	(6,000,000.00)	7-Jun-18	7-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386305	USD	(500,000,000.00)	(500,000,000.00)	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386307	USD	(164,585,000.00)	(164,585,000.00)	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS12JUN18	0010386308	USD	(300,000,000.00)	(300,000,000.00)	11-Jun-18	11-Jun-18	12-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010386379	USD	(500,000,000.00)	(500,000,000.00)	12-Jun-18	12-Jun-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386430	USD	(89,000,000.00)	(89,000,000.00)	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS13JUN18	0010386432	USD	(250,000,000.00)	(250,000,000.00)	12-Jun-18	12-Jun-18	13-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386435	USD	(500,000,000.00)	(500,000,000.00)	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010386436	USD	(500,000,000.00)	(500,000,000.00)	12-Jun-18	12-Jun-18	19-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010386434	USD	(500,000,000.00)	(500,000,000.00)	12-Jun-18	13-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS14JUN18	0010386456	USD	(500,000,000.00)	(500,000,000.00)	13-Jun-18	13-Jun-18	14-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010386765	USD	(10,000,000.00)	(10,000,000.00)	15-Jun-18	15-Jun-18	18-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386853	USD	(5,000,000.00)	(5,000,000.00)	15-Jun-18	15-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386923	USD	(50,000,000.00)	(50,000,000.00)	18-Jun-18	18-Jun-18	29-Jun-18

DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010386963	USD	(10,000,000.00)	(10,000,000.00)	19-Jun-18	19-Jun-18	29-Jun-18

Sub-total Maturing Borrowings			(26,090,466,000.00)	(26,090,466,000.00)

Total Maturing Borrowings				(26,090,466,000.00)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 1 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015953	AUD	15,000,000.00	11,264,250.00	1-May-18	11-May-18	6-Feb-27

BOND/SELL AUD/IBRD/GDIF/0623AUD02.31	0000015950	AUD	5,000,000.00	3,790,500.00	26-Apr-18	4-Jun-18	5-Jun-23

BOND/SELL AUD/IBRD/GDIF/0432AUD00.00	0000015921	AUD	2,000,000.00	1,560,500.00	13-Apr-18	23-Apr-18	23-Apr-32

BOND/SELL AUD/IBRD/GDIF/0638AUD00.00	0000015979	AUD	20,000,000.00	15,056,000.00	21-May-18	18-Jun-18	18-Jun-38

Sub-total New Borrowings			42,000,000.00	31,671,250.00

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0623BRL08.25	0000016025	BRL	100,000,000.00	26,907,036.19	13-Jun-18	22-Jun-18	22-Jun-23

BOND/SELL BRL/IBRD/GDIF/0621BRL07.18	0000016032	BRL	104,510,000.00	28,018,015.60	18-Jun-18	28-Jun-18	15-Jun-21

Sub-total New Borrowings			204,510,000.00	54,925,051.79

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/0727CAD01.50	0000015977	CAD	5,000,000.00	3,900,156.01	18-May-18	30-May-18	24-Jul-27

BOND/SELL CAD/IBRD/GDIF/0528CAD02.90	0000015981	CAD	60,000,000.00	46,981,442.33	22-May-18	31-May-18	31-May-28

Sub-total New Borrowings			65,000,000.00	50,881,598.34

Chilean Peso

BOND/SELL CLP/IBRD/GDIF/0820CLP02.50	0000016039	CLP	2,000,000,000.00	3,124,292.15	20-Jun-18	27-Jun-18	14-Aug-20

Sub-total New Borrowings			2,000,000,000.00	3,124,292.15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 2 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI

BOND/SELL CNY/IBRD/GDIF/0423CNY03.70	0000015931	CNY	62,000,000.00	9,866,876.74	17-Apr-18	27-Apr-18	27-Apr-23

BOND/SELL CNY/IBRD/GDIF/0520CNY03.90	0000015962	CNY	50,000,000.00	7,848,677.50	9-May-18	16-May-18	16-May-20

BOND/SELL CNY/IBRD/GDIF/0423CNY03.70	0000015956	CNY	130,000,000.00	20,437,038.20	4-May-18	17-May-18	27-Apr-23

BOND/SELL CNY/IBRD/GDIF/0520CNY03.70	0000015973	CNY	87,000,000.00	13,659,700.74	17-May-18	29-May-18	29-May-20

BOND/SELL CNY/IBRD/GDIF/0520CNY03.70	0000016000	CNY	35,000,000.00	5,456,302.81	1-Jun-18	19-Jun-18	29-May-20

BOND/SELL CNY/IBRD/GDIF/0823CNY03.55	0000016017	CNY	52,000,000.00	8,109,794.14	8-Jun-18	19-Jun-18	19-Aug-23

BOND/SELL CNY/IBRD/GDIF/0823CNY03.55	0000016038	CNY	54,900,000.00	8,480,925.64	20-Jun-18	27-Jun-18	19-Aug-23

Sub-total New Borrowings			470,900,000.00	73,859,315.76

Euro Currency

BOND/SELL EUR/IBRD/NSV/0648EURSTR	0000015976	EUR	2,000,000.00	2,356,300.00	18-May-18	12-Jun-18	12-Jun-48

BOND/SELL EUR/IBRD/GDIF/0459EUR00.00	0000015917	EUR	110,000,000.00	135,712,500.00	12-Apr-18	23-Apr-18	23-Apr-59

Sub-total New Borrowings			112,000,000.00	138,068,800.00

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/0523GBPFRN	0000015967	GBP	750,000,000.00	1,019,250,000.00	14-May-18	22-May-18	22-May-23

Sub-total New Borrowings			750,000,000.00	1,019,250,000.00

New Ghanian Cedi

BOND/SELL GHS/IBRD/GDIF/0619GHS12.50	0000015949	GHS	50,000,000.00	11,239,112.11	18-Apr-18	3-May-18	3-Jun-19

Sub-total New Borrowings			50,000,000.00	11,239,112.11

Hong Kong Dollar

BOND/SELL HKD/IBRD/GDIF/0420HKD02.14	0000015924	HKD	1,000,000,000.00	127,389,346.43	16-Apr-18	23-Apr-18	23-Apr-20

Sub-total New Borrowings			1,000,000,000.00	127,389,346.43

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0421INR05.15	0000015911	INR	189,700,000.00	2,918,012.61	5-Apr-18	26-Apr-18	26-Apr-21

BOND/SELL INR/IBRD/GDIF/0225INR04.80	0000015932	INR	250,000,000.00	3,802,570.54	19-Apr-18	26-Apr-18	5-Feb-25

BOND/SELL INR/IBRD/GDIF/0521INR04.93	0000015940	INR	92,000,000.00	1,383,874.85	23-Apr-18	30-May-18	28-May-21

BOND/SELL INR/IBRD/GDIF/0621INR05.05	0000015955	INR	826,000,000.00	12,388,451.44	2-May-18	30-May-18	10-Jun-21

BOND/SELL INR/IBRD/GDIF/0521INR05.50	0000015957	INR	296,000,000.00	4,412,312.74	8-May-18	30-May-18	27-May-21

BOND/SELL INR/IBRD/GDIF/0721INR05.47	0000015988	INR	957,000,000.00	14,119,209.21	25-May-18	28-Jun-18	7-Jul-21

BOND/SELL INR/IBRD/GDIF/0621INR05.60A	0000016010	INR	285,800,000.00	4,267,582.50	6-Jun-18	28-Jun-18	28-Jun-21

BOND/SELL INR/IBRD/GDIF/0621INR06.10	0000016034	INR	1,915,100,000.00	28,045,690.85	19-Jun-18	28-Jun-18	15-Jun-21

BOND/SELL INR/IBRD/GDIF/0821INR05.65	0000016044	INR	733,000,000.00	10,807,224.47	22-Jun-18	30-Jul-18	5-Aug-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 3 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000015916	INR	300,000,000.00	4,594,532.51	12-Apr-18	20-Apr-18	11-May-23

BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015983	INR	150,000,000.00	2,195,389.68	24-May-18	31-May-18	22-Aug-22

BOND/SELL INR/IBRD/GDIF/0724INR00.00	0000016004	INR	100,000,000.00	1,488,427.48	5-Jun-18	13-Jun-18	25-Jul-24

BOND/SELL INR/IBRD/GDIF/0622INR00.00	0000016001	INR	110,000,000.00	1,638,184.59	4-Jun-18	28-Jun-18	29-Jun-22

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000016043	INR	300,000,000.00	4,423,147.81	22-Jun-18	29-Jun-18	11-May-23

Sub-total New Borrowings			6,504,600,000.00	96,484,611.28

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0420JPYSTR04	0000015923	JPY	252,000,000.00	2,349,979.02	16-Apr-18	24-Apr-18	14-Apr-20

BOND/SELL JPY/IBRD/GDIF/0423JPYSTR04	0000015930	JPY	1,170,000,000.00	10,926,920.38	17-Apr-18	25-Apr-18	26-Apr-23

BOND/SELL JPY/IBRD/GDIF/0423JPYSTR03	0000015910	JPY	1,316,000,000.00	12,299,640.17	5-Apr-18	26-Apr-18	27-Apr-23

BOND/SELL JPY/IBRD/GDIF/0520JPYSTR05	0000015980	JPY	822,000,000.00	7,382,459.92	21-May-18	29-May-18	28-May-20

BOND/SELL JPY/IBRD/GDIF/0523JPYSTR	0000015960	JPY	1,274,000,000.00	11,692,900.74	8-May-18	30-May-18	26-May-23

BOND/SELL JPY/IBRD/GDIF/0623JPYSTR02	0000016023	JPY	1,012,000,000.00	9,154,228.86	13-Jun-18	25-Jun-18	26-Jun-23

BOND/SELL JPY/IBRD/GDIF/0623JPYSTR	0000016009	JPY	939,000,000.00	8,522,804.63	6-Jun-18	28-Jun-18	29-Jun-23

BOND/SELL JPY/IBRD/GDIF/0621JPYSTR02	0000016035	JPY	931,000,000.00	8,475,965.04	19-Jun-18	28-Jun-18	10-Jun-21

BOND/SELL JPY/IBRD/GDIF/0721JPYSTR04	0000016040	JPY	1,000,000,000.00	9,083,064.63	20-Jun-18	5-Jul-18	6-Jul-21

BOND/SELL JPY/IBRD/GDIF/0748JPYSTR	0000016022	JPY	300,000,000.00	2,713,704.21	13-Jun-18	9-Jul-18	9-Jul-48

BOND/SELL JPY/IBRD/GDIF/0748JPYSTR01	0000016030	JPY	100,000,000.00	903,913.95	15-Jun-18	9-Jul-18	9-Jul-48

BOND/SELL JPY/IBRD/GDIF/0748JPYSTR02	0000016042	JPY	500,000,000.00	4,523,044.91	21-Jun-18	12-Jul-18	13-Jul-48

Sub-total New Borrowings			9,716,000,000.00	88,028,626.45

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0123MXN07.00	0000015922	MXN	500,000,000.00	27,608,293.53	13-Apr-18	20-Apr-18	24-Jan-23

BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015998	MXN	300,000,000.00	15,143,484.52	31-May-18	7-Jun-18	17-Oct-19

BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000016016	MXN	75,000,000.00	3,641,306.99	8-Jun-18	19-Jun-18	16-Nov-19

BOND/SELL MXN/IBRD/GDIF/0721MXN08.00	0000016020	MXN	1,000,000,000.00	48,495,194.13	12-Jun-18	19-Jun-18	1-Jul-21

BOND/SELL MXN/IBRD/GDIF/0621MXN07.22	0000015996	MXN	10,750,000.00	542,641.53	31-May-18	26-Jun-18	28-Jun-21

BOND/SELL MXN/IBRD/GDIF/0721MXN06.40	0000015986	MXN	73,000,000.00	3,726,295.91	25-May-18	28-Jun-18	7-Jul-21

BOND/SELL MXN/IBRD/GDIF/0722MXN06.80	0000015974	MXN	65,000,000.00	3,324,128.06	17-May-18	12-Jul-18	13-Jul-22

BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000015943	MXN	200,000,000.00	10,530,112.17	25-Apr-18	2-May-18	13-Mar-27

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015954	MXN	50,000,000.00	2,660,919.08	1-May-18	11-May-18	10-Jul-24

BOND/SELL MXN/IBRD/GDIF/0528MXNSTR	0000015963	MXN	390,488,000.00	19,917,572.89	9-May-18	23-May-18	23-May-28

BOND/SELL MXN/IBRD/GDIF/0528MXNSTR01	0000015964	MXN	780,976,000.00	39,835,145.78	9-May-18	23-May-18	24-May-28

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 4 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL MXN/IBRD/GDIF/0533MXN00.00	0000015966	MXN	1,045,200,000.00	54,416,243.65	11-May-18	25-May-18	25-May-33

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015987	MXN	60,000,000.00	3,062,708.97	25-May-18	4-Jun-18	10-Jul-24

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016014	MXN	60,000,000.00	2,913,045.59	8-Jun-18	18-Jun-18	10-Jul-24

Sub-total New Borrowings			4,610,414,000.00	235,817,092.78

Nigerian Naira

BOND/SELL NGN/IBRD/GDIF/0619NGN07.50	0000015938	NGN	3,600,000,000.00	11,789,748.00	19-Apr-18	3-May-18	3-Jun-19

BOND/SELL NGN/IBRD/GDIF/0719NGN07.05	0000016021	NGN	3,600,000,000.00	9,972,000.00	12-Jun-18	26-Jun-18	26-Jul-19

Sub-total New Borrowings			7,200,000,000.00	21,761,748.00

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0628NZD03.58	0000016019	NZD	40,000,000.00	28,102,000.00	12-Jun-18	19-Jun-18	19-Jun-28

Sub-total New Borrowings			40,000,000.00	28,102,000.00

Peruvian Soles

BOND/SELL PEN/IBRD/GDIF/0523PEN04.00	0000015982	PEN	100,000,000.00	30,454,843.00	22-May-18	30-May-18	30-May-23

BOND/SELL PEN/IBRD/GDIF/0621PEN03.75	0000016053	PEN	27,000,000.00	8,263,198.26	27-Jun-18	9-Jul-18	25-Jun-21

Sub-total New Borrowings			127,000,000.00	38,718,041.26

Philipine Peso

BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015942	PHP	500,000,000.00	9,567,729.96	24-Apr-18	2-May-18	25-Sep-20

Sub-total New Borrowings			500,000,000.00	9,567,729.96

Polish Zloty

BOND/SELL PLN/IBRD/GDIF/0923PLN02.125	0000016018	PLN	30,000,000.00	8,289,124.67	11-Jun-18	18-Jun-18	18-Sep-23

BOND/SELL PLN/IBRD/GDIF/0628PLN02.98	0000016031	PLN	165,000,000.00	44,718,476.86	15-Jun-18	28-Jun-18	28-Jun-28

Sub-total New Borrowings			195,000,000.00	53,007,601.53

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0421RUB04.86A	0000015908	RUB	76,000,000.00	1,313,902.56	4-Apr-18	25-Apr-18	26-Apr-21

BOND/SELL RUB/IBRD/GDIF/0621RUB05.65	0000015961	RUB	79,600,000.00	1,258,599.51	9-May-18	31-May-18	1-Jun-21

Sub-total New Borrowings			155,600,000.00	2,572,502.07

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 5 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Swedish Krona

BOND/SELL SEK/IBRD/GDIF/0428SEK01.235	0000015928	SEK	200,000,000.00	23,771,319.90	17-Apr-18	24-Apr-18	24-Apr-28

Sub-total New Borrowings			200,000,000.00	23,771,319.90

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015933	TRY	15,000,000.00	3,724,625.99	19-Apr-18	30-Apr-18	16-Nov-19

BOND/SELL TRY/IBRD/GDIF/0521TRY12.53	0000015929	TRY	71,530,000.00	17,408,975.86	17-Apr-18	8-May-18	10-May-21

BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015969	TRY	50,000,000.00	11,573,806.16	14-May-18	21-May-18	16-Mar-20

BOND/SELL TRY/IBRD/GDIF/0821TRY10.00	0000015971	TRY	50,000,000.00	11,293,054.77	16-May-18	23-May-18	16-Aug-21

BOND/SELL TRY/IBRD/GDIF/0220TRY16.00	0000015995	TRY	100,000,000.00	22,197,311.91	31-May-18	8-Jun-18	24-Feb-20

BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000016005	TRY	100,000,000.00	21,635,421.51	5-Jun-18	12-Jun-18	16-Mar-20

BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000016011	TRY	10,000,000.00	2,167,035.06	6-Jun-18	13-Jun-18	2-Nov-20

BOND/SELL TRY/IBRD/GDIF/1220TRY11.25	0000016013	TRY	50,000,000.00	10,939,722.13	7-Jun-18	14-Jun-18	14-Dec-20

BOND/SELL TRY/IBRD/GDIF/0623TRYSTR	0000016024	TRY	80,300,000.00	17,270,117.11	13-Jun-18	21-Jun-18	12-Jun-23

BOND/SELL TRY/IBRD/GDIF/0623TRY12.30	0000015992	TRY	100,000,000.00	21,587,781.32	29-May-18	28-Jun-18	28-Jun-23

BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000016052	TRY	50,000,000.00	10,733,990.25	26-Jun-18	6-Jul-18	15-Mar-23

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015913	TRY	50,000,000.00	12,237,206.00	10-Apr-18	17-Apr-18	24-Feb-20

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015970	TRY	375,000,000.00	84,697,910.78	16-May-18	25-May-18	24-Feb-20

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000016047	TRY	125,000,000.00	26,495,400.40	25-Jun-18	29-Jun-18	24-Feb-20

BOND/SELL TRY/IBRD/GDIF/0720TRY00.00	0000016006	TRY	12,000,000.00	2,600,442.08	6-Jun-18	23-Jul-18	24-Jul-20

BOND/SELL TRY/IBRD/GDIF/0526TRY00.00	0000015903	TRY	8,000,000.00	2,007,528.23	27-Mar-18	17-May-18	18-May-26

BOND/SELL TRY/IBRD/GDIF/0725TRY00.00	0000016028	TRY	27,500,000.00	5,945,046.16	14-Jun-18	30-Jul-18	31-Jul-25

Sub-total New Borrowings			1,274,330,000.00	284,515,375.71

United States Dollar

BOND/SELL USD/IBRD/GDIF/0519USDFRN01	0000015909	USD	100,000,000.00	100,000,000.00	4-Apr-18	11-Apr-18	10-May-19

BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000015912	USD	100,000,000.00	100,000,000.00	6-Apr-18	13-Apr-18	17-Apr-19

BOND/SELL USD/IBRD/GDIF/0519USDFRN02	0000015919	USD	400,000,000.00	400,000,000.00	12-Apr-18	19-Apr-18	13-May-19

BOND/SELL USD/IBRD/GDIF/0519USD02.28	0000015920	USD	8,521,000.00	8,521,000.00	12-Apr-18	19-Apr-18	15-May-19

BOND/SELL USD/IBRD/GDIF/0428USDSTR02	0000015914	USD	10,000,000.00	10,000,000.00	11-Apr-18	23-Apr-18	5-Apr-28

BOND/SELL USD/IBRD/GDIF/0423USDSTR03	0000015927	USD	5,000,000.00	5,000,000.00	17-Apr-18	25-Apr-18	25-Apr-23

BOND/SELL USD/IBRD/GDIF/0627USDSTR	0000015941	USD	79,000,000.00	79,000,000.00	23-Apr-18	26-Apr-18	9-Jun-27

BOND/SELL USD/IBRD/GDIF/0519USDFRN03	0000015937	USD	25,000,000.00	25,000,000.00	20-Apr-18	30-Apr-18	30-May-19

BOND/SELL USD/IBRD/GDIF/0524USDSTR	0000015947	USD	100,000,000.00	100,000,000.00	27-Apr-18	2-May-18	6-May-24

BOND/SELL USD/IBRD/GDIF/0522USDSTR03	0000015951	USD	262,500,000.00	262,500,000.00	1-May-18	4-May-18	3-May-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 6 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0523USDSTR04	0000015952	USD	262,500,000.00	262,500,000.00	1-May-18	4-May-18	2-May-23

BOND/SELL USD/IBRD/GDIF/0528USDSTR	0000015946	USD	15,000,000.00	15,000,000.00	27-Apr-18	18-May-18	18-May-28

BOND/SELL USD/IBRD/GDIF/0523USDSTR06	0000015975	USD	100,000,000.00	100,000,000.00	17-May-18	31-May-18	31-May-23

BOND/SELL USD/IBRD/GDIF/0638USDSTR05	0000015985	USD	125,000,000.00	125,000,000.00	25-May-18	4-Jun-18	4-Jun-38

BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015997	USD	200,000,000.00	200,000,000.00	31-May-18	7-Jun-18	17-Dec-21

BOND/SELL USD/IBRD/GDIF/0428USDSTR02	0000015993	USD	10,000,000.00	10,000,000.00	30-May-18	11-Jun-18	5-Apr-28

BOND/SELL USD/IBRD/GDIF/0620USD02.00	0000016002	USD	3,000,000.00	3,000,000.00	4-Jun-18	11-Jun-18	11-Jun-20

BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000016007	USD	100,000,000.00	100,000,000.00	6-Jun-18	13-Jun-18	17-Dec-21

BOND/SELL USD/IBRD/GDIF/0621USDSTR05	0000016026	USD	38,140,000.00	38,140,000.00	13-Jun-18	21-Jun-18	10-Jun-21

BOND/SELL USD/IBRD/GDIF/0623USDSTR03	0000015999	USD	5,000,000.00	5,000,000.00	31-May-18	28-Jun-18	28-Jun-23

BOND/SELL USD/IBRD/GDIF/0623USDSTR04	0000016041	USD	5,000,000.00	5,000,000.00	20-Jun-18	28-Jun-18	28-Jun-23

BOND/SELL USD/IBRD/GDIF/0919USDFRN	0000016045	USD	300,000,000.00	300,000,000.00	22-Jun-18	29-Jun-18	30-Sep-19

BOND/SELL USD/IBRD/GDIF/0120USDFRN	0000016046	USD	235,000,000.00	235,000,000.00	22-Jun-18	29-Jun-18	3-Jan-20

BOND/SELL USD/IBRD/GDIF/0320USDFRN	0000016048	USD	500,000,000.00	500,000,000.00	25-Jun-18	29-Jun-18	18-Mar-20

BOND/SELL USD/IBRD/GDIF/0120USDCAR	0000015935	USD	30,000,000.00	30,000,000.00	19-Apr-18	3-May-18	30-Jan-20

BOND/SELL EGP/IBRD/GDIF/0619USDSTR10	0000015936	USD	10,000,000.00	10,000,000.00	19-Apr-18	3-May-18	3-Jun-19

BOND/SELL USD/IBRD/GDIF/0528USDSTR01	0000015958	USD	25,000,000.00	25,000,000.00	8-May-18	23-May-18	23-May-28

BOND/SELL USD/IBRD/GDIF/0523USDSTR05	0000015959	USD	5,000,000.00	5,000,000.00	8-May-18	23-May-18	23-May-23

Sub-total New Borrowings			3,058,661,000.00	3,058,661,000.00

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0523ZAR07.50	0000015965	ZAR	500,000,000.00	40,231,087.37	10-May-18	17-May-18	17-May-23

BOND/SELL ZAR/IBRD/GDIF/1226ZAR08.25	0000016033	ZAR	1,000,000,000.00	74,283,167.43	18-Jun-18	2-Jul-18	21-Dec-26

Sub-total New Borrowings			1,500,000,000.00	114,514,254.80

Total New Borrowings				5,565,930,670.33

Maturing Borrowings

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000008894	AUD	(3,000,000.00)	(2,251,650.00)	23-Apr-08	2-May-08	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000008922	AUD	(3,000,000.00)	(2,251,650.00)	8-May-08	15-May-08	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00A	0000008901	AUD	(7,000,000.00)	(5,256,650.00)	30-Apr-08	20-May-08	15-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000008986	AUD	(5,000,000.00)	(3,752,750.00)	4-Jun-08	11-Jun-08	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000009155	AUD	(2,000,000.00)	(1,501,100.00)	13-Aug-08	20-Aug-08	2-May-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 7 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000009304	AUD	(3,000,000.00)	(2,251,650.00)	16-Oct-08	23-Oct-08	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000009663	AUD	(2,000,000.00)	(1,501,100.00)	24-Jun-09	1-Jul-09	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000009827	AUD	(2,000,000.00)	(1,501,100.00)	25-Sep-09	2-Oct-09	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000010225	AUD	(2,000,000.00)	(1,501,100.00)	2-Jun-10	9-Jun-10	2-May-18

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000010563	AUD	(2,000,000.00)	(1,501,100.00)	21-Jan-11	2-Feb-11	2-May-18

Sub-total Maturing Borrowings			(31,000,000.00)	(23,269,850.00)

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0518BRL09.27	0000013038	BRL	(421,950,000.00)	(112,872,161.14)	12-May-14	21-May-14	21-May-18

BOND/SELL BRL/IBRD/GDIF/1217BRL08.75	0000013399	BRL	(11,500,000.00)	(3,471,750.52)	19-Nov-14	29-Dec-14	29-Dec-17

BOND/SELL BRL/IBRD/GDIF/0518BRL07.20	0000013042	BRL	(10,000,000.00)	(2,741,528.68)	13-May-14	23-May-14	23-May-18

BOND/SELL BRL/IBRD/GDIF/0418BRL09.28	0000013686	BRL	(13,500,000.00)	(3,884,221.43)	13-Mar-15	28-Apr-15	27-Apr-18

BOND/SELL BRL/IBRD/GDIF/0618BRL08.75	0000013764	BRL	(13,500,000.00)	(3,459,586.90)	17-Apr-15	8-Jun-15	8-Jun-18

BOND/SELL BRL/IBRD/GDIF/0618BRL09.77	0000013895	BRL	(95,390,000.00)	(25,296,348.35)	15-Jun-15	23-Jun-15	21-Jun-18

BOND/SELL BRL/IBRD/GDIF/0618BRL08.04	0000014550	BRL	(3,100,000.00)	(816,294.29)	20-May-16	24-Jun-16	27-Jun-18

Sub-total Maturing Borrowings			(568,940,000.00)	(152,541,891.30)

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0418EUR01.005	0000011345	EUR	(15,000,000.00)	(18,453,750.00)	11-Apr-12	20-Apr-12	20-Apr-18

BOND/SELL EUR/IBRD/GDIF/0418EUR00.975	0000011355	EUR	(10,000,000.00)	(12,088,000.00)	17-Apr-12	27-Apr-12	27-Apr-18

BOND/SELL EUR/IBRD/GDIF/0518EUR00.878	0000011383	EUR	(20,000,000.00)	(23,417,000.00)	2-May-12	25-May-12	25-May-18

BOND/SELL EUR/IBRD/GDIF/0518EUR00.816	0000011395	EUR	(35,000,000.00)	(40,979,750.00)	9-May-12	25-May-12	25-May-18

BOND/SELL EUR/IBRD/GDIF/0418EUR00.32	0000012200	EUR	(18,000,000.00)	(22,207,500.00)	25-Mar-13	12-Apr-13	12-Apr-18

BOND/SELL EUR/IBRD/GDIF/0518EUR00.277	0000012327	EUR	(23,000,000.00)	(26,956,000.00)	14-May-13	24-May-13	24-May-18

Sub-total Maturing Borrowings			(121,000,000.00)	(144,102,000.00)

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0618INR04.00	0000013396	INR	(110,000,000.00)	(1,600,582.03)	18-Nov-14	24-Dec-14	28-Jun-18

BOND/SELL INR/IBRD/GDIF/0418INR04.60	0000013708	INR	(211,000,000.00)	(3,173,886.88)	24-Mar-15	27-Apr-15	23-Apr-18

BOND/SELL INR/IBRD/GDIF/0518INR04.70	0000013780	INR	(115,000,000.00)	(1,693,667.16)	27-Apr-15	28-May-15	29-May-18

BOND/SELL INR/IBRD/GDIF/0618INR04.86	0000013755	INR	(150,000,000.00)	(2,232,641.21)	15-Apr-15	4-Jun-15	5-Jun-18

BOND/SELL INR/IBRD/GDIF/0618INR05.40	0000013823	INR	(275,000,000.00)	(4,033,440.89)	14-May-15	25-Jun-15	26-Jun-18

BOND/SELL INR/IBRD/GDIF/0618INR05.41	0000013845	INR	(160,100,000.00)	(2,336,458.83)	22-May-15	26-Jun-15	29-Jun-18

BOND/SELL INR/IBRD/GDIF/0618INR05.40A	0000013852	INR	(160,000,000.00)	(2,334,999.45)	26-May-15	29-Jun-15	29-Jun-18

BOND/SELL INR/IBRD/GDIF/0518INR05.43	0000014135	INR	(540,000,000.00)	(7,942,928.59)	14-Oct-15	24-Nov-15	15-May-18

Sub-total Maturing Borrowings			(1,721,100,000.00)	(25,348,605.04)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 8 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR04	0000015324	JPY	(1,000,000,000.00)	(9,083,064.63)	5-Jun-17	19-Jun-17	20-Jun-18

Sub-total Maturing Borrowings			(1,000,000,000.00)	(9,083,064.63)

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0418MXN03.45	0000012187	MXN	(290,520,000.00)	(16,103,409.48)	21-Mar-13	16-Apr-13	16-Apr-18

BOND/SELL MXN/IBRD/GDIF/0518MXN03.20	0000012261	MXN	(350,000,000.00)	(17,725,647.49)	18-Apr-13	15-May-13	15-May-18

BOND/SELL MXN/IBRD/GDIF/0618MXN03.26	0000012355	MXN	(279,310,000.00)	(13,545,192.67)	21-May-13	12-Jun-13	12-Jun-18

Sub-total Maturing Borrowings			(919,830,000.00)	(47,374,249.64)

Malaysian Ringgit

BOND/SELL MYR/IBRD/GDIF/0518MYR01.84	0000014509	MYR	(71,000,000.00)	(17,972,408.56)	4-May-16	11-May-16	11-May-18

Sub-total Maturing Borrowings			(71,000,000.00)	(17,972,408.56)

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0418RUB00.50	0000012121	RUB	(500,000,000.00)	(8,682,062.86)	4-Mar-13	3-Apr-13	3-Apr-18

Sub-total Maturing Borrowings			(500,000,000.00)	(8,682,062.86)

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0518TRY08.29	0000013037	TRY	(335,500,000.00)	(73,399,111.77)	12-May-14	21-May-14	21-May-18

BOND/SELL TRY/IBRD/GDIF/0618TRY09.10	0000013894	TRY	(110,180,000.00)	(23,189,686.92)	15-Jun-15	23-Jun-15	21-Jun-18

BOND/SELL TRY/IBRD/GDIF/0518TRY09.54	0000014136	TRY	(92,430,000.00)	(19,953,586.27)	14-Oct-15	25-Nov-15	29-May-18

Sub-total Maturing Borrowings			(538,110,000.00)	(116,542,384.97)

United States Dollar

BOND/SELL USD/IBRD/COLTS/0618USD09.55	0000000565	USD	(50,000.00)	(50,000.00)	22-Jun-88	22-Jun-88	22-Jun-18

BOND/SELL USD/IBRD/COLTS/0518USD09.25	0000000576	USD	(4,000,000.00)	(4,000,000.00)	8-Jul-88	8-Jul-88	1-May-18

BOND/SELL USD/IBRD/GDIF/0618USDFRN	0000009012	USD	(25,000,000.00)	(25,000,000.00)	17-Jun-08	2-Jul-08	29-Jun-18

BOND/SELL USD/IBRD/GDIF/0518USD00.778	0000011630	USD	(38,000,000.00)	(38,000,000.00)	25-Sep-12	11-Oct-12	11-May-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000012981	USD	(2,250,000,000.00)	(2,250,000,000.00)	3-Apr-14	10-Apr-14	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013603	USD	(250,000,000.00)	(250,000,000.00)	17-Feb-15	26-Feb-15	10-Apr-18

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 9 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013664	USD	(200,000,000.00)	(200,000,000.00)	6-Mar-15	17-Mar-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013718	USD	(200,000,000.00)	(200,000,000.00)	27-Mar-15	7-Apr-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USDSTR02	0000013754	USD	(35,000,000.00)	(35,000,000.00)	14-Apr-15	21-Apr-15	21-Apr-18

BOND/SELL USD/IBRD/GDIF/0618USD01.00	0000013771	USD	(5,000,000,000.00)	(5,000,000,000.00)	22-Apr-15	30-Apr-15	15-Jun-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013968	USD	(200,000,000.00)	(200,000,000.00)	13-Jul-15	20-Jul-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013998	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-15	31-Jul-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014009	USD	(100,000,000.00)	(100,000,000.00)	3-Aug-15	10-Aug-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014248	USD	(100,000,000.00)	(100,000,000.00)	10-Dec-15	21-Dec-15	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014423	USD	(450,000,000.00)	(450,000,000.00)	21-Mar-16	29-Mar-16	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014433	USD	(150,000,000.00)	(150,000,000.00)	29-Mar-16	5-Apr-16	10-Apr-18

BOND/SELL USD/IBRD/GDIF/0418USDSTR03	0000014449	USD	(100,000,000.00)	(100,000,000.00)	6-Apr-16	13-Apr-16	13-Apr-18

BOND/SELL USD/IBRD/GDIF/0618USD00.89	0000014593	USD	(25,000,000.00)	(25,000,000.00)	13-Jun-16	20-Jun-16	20-Jun-18

BOND/SELL USD/IBRD/GDIF/0418USD00.84	0000014857	USD	(25,000,000.00)	(25,000,000.00)	7-Oct-16	17-Oct-16	17-Apr-18

BOND/SELL USD/IBRD/COLTS/0518USD00.00	0000000577	USD	(96,000,000.00)	(96,000,000.00)	8-Jul-88	8-Jul-88	1-May-18

BOND/SELL USD/IBRD/GDIF/0518USDSTR02	0000008915	USD	(50,000,000.00)	(50,000,000.00)	7-May-08	16-May-08	16-May-18

BOND/SELL USD/IBRD/GDIF/0518USDSTR03	0000012266	USD	(5,000,000.00)	(5,000,000.00)	19-Apr-13	3-May-13	7-May-18

BOND/SELL USD/IBRD/GDIF/0518USDSTR04	0000012267	USD	(7,500,000.00)	(7,500,000.00)	19-Apr-13	3-May-13	3-May-18

BOND/SELL USD/IBRD/GDIF/0418USDCAR01	0000014619	USD	(20,000,000.00)	(20,000,000.00)	23-Jun-16	7-Jul-16	26-Apr-18

Sub-total Maturing Borrowings			(9,430,550,000.00)	(9,430,550,000.00)

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0618ZAR00.50	0000010752	ZAR	(42,000,000.00)	(3,119,823.51)	12-May-11	14-Jun-11	15-Jun-18

Sub-total Maturing Borrowings			(42,000,000.00)	(3,119,823.51)

Total Maturing Borrowings				(9,978,586,340.50)

Early Retirement

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/0920AUD00.50	0000015984	AUD	(3,515,000.00)	(2,665,600.25)	24-May-18	31-May-18	18-Sep-20

Sub-total Early Retirement			(3,515,000.00)	(2,665,600.25)

Brazilian Real

BOND/BUY BRL/IBRD/GDIF/1119BRL08.35	0000015907	BRL	(41,110,000.00)	(12,290,719.92)	29-Mar-18	6-Apr-18	29-Nov-19

Sub-total Early Retirement			(41,110,000.00)	(12,290,719.92)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2018 through June 30 2018	Page 10 of 10

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

BOND/BUY JPY/IBRD/MLT/1119JPYSTR02	0000015925	JPY	(1,000,000,000.00)	(9,156,251.43)	16-Apr-18	26-Apr-18	17-Nov-19

BOND/BUY JPY/IBRD/GDIF/1137JPYSTR17	0000015945	JPY	(100,000,000.00)	(908,306.46)	26-Apr-18	16-May-18	16-Nov-37

BOND/BUY JPY/IBRD/GDIF/0221JPYSTR08	0000015948	JPY	(1,838,000,000.00)	(16,694,672.78)	27-Apr-18	16-May-18	16-Feb-21

BOND/BUY JPY/IBRD/GDIF/0520JPYSTR05	0000015994	JPY	(4,000,000.00)	(36,526.34)	30-May-18	4-Jun-18	28-May-20

BOND/BUY JPY/IBRD/GDIF/0320JPYSTR16	0000016003	JPY	(782,000,000.00)	(7,078,524.55)	4-Jun-18	18-Jun-18	16-Mar-20

Sub-total Early Retirement			(3,724,000,000.00)	(33,874,281.57)

Russian Rouble

BOND/BUY RUB/IBRD/GDIF/0222RUB00.00	0000015968	RUB	(1,200,000,000.00)	(19,289,503.30)	14-May-18	21-May-18	16-Feb-22

Sub-total Early Retirement			(1,200,000,000.00)	(19,289,503.30)

United States Dollar

BOND/BUY USD/IBRD/GDIF/0320USDSTR10	0000015898	USD	(35,000,000.00)	(35,000,000.00)	23-Mar-18	16-Apr-18	17-Mar-20

BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000015972	USD	(13,500,000.00)	(13,500,000.00)	16-May-18	23-May-18	31-May-26

BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000015978	USD	(10,000,000.00)	(10,000,000.00)	18-May-18	25-May-18	31-May-26

BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016027	USD	(20,000,000.00)	(20,000,000.00)	13-Jun-18	20-Jun-18	31-May-26

BOND/BUY USD/IBRD/GDIF/0620USDSTR09	0000016029	USD	(2,293,000.00)	(2,293,000.00)	14-Jun-18	29-Jun-18	3-Jun-20

BOND/BUY USD/IBRD/GDIF/0530USDSTR	0000016015	USD	(5,000,000.00)	(5,000,000.00)	8-Jun-18	15-Jun-18	1-May-30

BOND/BUY USD/IBRD/GDIF/0641USDSTR04	0000015990	USD	(108,048,559.38)	(108,048,559.38)	25-May-18	18-Jun-18	16-Jun-41

BOND/BUY USD/IBRD/GDIF/0641USDSTR05	0000016012	USD	(108,048,559.38)	(108,048,559.38)	7-Jun-18	28-Jun-18	28-Jun-41

Sub-total Early Retirement			(301,890,118.76)	(301,890,118.76)

South African Rand

BOND/BUY ZAR/IBRD/GDIF/1124ZAR00.00	0000015915	ZAR	(450,000,000.00)	(37,504,688.09)	11-Apr-18	18-Apr-18	29-Nov-24

BOND/BUY ZAR/IBRD/GDIF/0924ZAR00.00	0000015939	ZAR	(134,500,000.00)	(10,656,672.90)	20-Apr-18	2-May-18	20-Sep-24

Sub-total Early Retirement			(584,500,000.00)	(48,161,360.99)

Total Early Retirement				(418,171,584.79)